Filed Pursuant to Rule 424(B)(4)
File Number 333-191554

PROSPECTUS

2,000,000 Common Shares

Kofax Limited

We are offering 2,000,000 of our common shares at an initial public offering price of $5.85 per common share. Our common shares have been approved for listing on The NASDAQ Global Select Market under the symbol “KFX.” Prior to this offering the ordinary shares of Kofax plc have traded, and subsequent to this offering the common shares of Kofax Limited will trade, on the London Stock Exchange under the symbol “KFX.L.” The last reported sales price of Kofax plc on the London Stock Exchange on December 4, 2013 was 398.25 pence or $6.52 (based on the rate of exchange on that day).

Before buying any common shares, you should carefully consider the risk factors described in “Risk Factors” beginning on page 17. These “Risk Factors” include discussion of our status as an “emerging growth company” under the federal securities laws, and the reduced public company reporting requirements that we are required to comply with based on that status.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$5.85	$11,700,000
Underwriting Discounts and Commissions (1)	$0.351	$702,000
Proceeds, Before Expenses, to the Company	$5.499	$10,998,000

(1)	See “Underwriting” beginning on page 130 for disclosure regarding compensation payable to the underwriter.

The underwriter may also purchase up to an additional 300,000 common shares from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any.

The underwriter expects to deliver common shares against payment in New York, New York on or about December 10, 2013.

Craig-Hallum Capital Group

The date of this prospectus is December 5, 2013

Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of the common shares to and between persons resident and non-resident of Bermuda for exchange control purposes provided our shares remain listed on an appointed stock exchange, which includes The NASDAQ Global Select Market. In granting such consent the Bermuda Monetary Authority does not accept any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

You should rely only on the information contained in this prospectus. Neither we nor the underwriter have authorized any other person to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriter are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

We have not taken any action to permit a public offering of the securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the securities and the distribution of the prospectus outside the United States.

PROSPECTUS SUMMARY

This summary highlights information contained in this prospectus. It does not contain all of the information that you should consider in making your investment decision. Before investing in our common shares, you should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Kofax plc and Kofax Limited financial statements and related notes for a more complete understanding of our business and this offering.

Except as otherwise required by the context, references to “Kofax,” “the Company,” “we,” “us” and “our” are to (1) Kofax plc, a public limited company organized under the laws of the United Kingdom, and its subsidiaries, or Kofax (U.K.), for all periods prior to the completion of the scheme of arrangement described below, and (2) Kofax Limited, a Bermuda company, and its subsidiaries, or Kofax (Bermuda), for all periods after the completion of the scheme of arrangement.

WHO WE ARE

We are a leading provider of smart process applications software and related maintenance and professional services for the critical First Mile™ of interactions between businesses, government agencies and other organizations (collectively, organizations) and their customers, citizens, vendors, employees and other parties (collectively, constituents). The First Mile represents those initial information-intensive interactions customers have with organizations. Our software enables organizations to design, deploy, and operate comprehensive systems that create an essential link between their systems of engagement, which generate real time, information-intensive communications from constituents, and their systems of record, which are typically large scale enterprise applications and repositories used to manage their internal operations. Our software is designed to streamline critical information processing, which we believe allows our users to be more responsive to their constituents and is intended to enable our customers to provide better service, gain competitive advantage and grow their organizations while reducing their costs and improving their regulatory compliance.

We operate on a global basis, and as of June 30, 2013, we had 1,248 employees located in 32 countries. We utilize a hybrid go-to-market model that delivers our software and services through both our direct sales and service employees and an indirect channel of more than 850 authorized resellers, original equipment manufacturers and distributors located in more than 75 countries as of June 30, 2013. We have approximately 20,000 active installations of our software with users in financial services, insurance, government, healthcare, supply chain (manufacturing, distribution, retail and logistics), business process outsourcing and other vertical markets, including 67 of the Fortune Global 100 companies.

Our annual total revenue grew from $170.0 million for the fiscal year ended June 30, 2009, to $266.3 million for the fiscal year ended June 30, 2013, representing a compound annual growth rate (CAGR) of 11.9%. During this same period, our income from operations grew from $3.4 million to $25.1 million, representing a CAGR of 64.8%, and our income from operations as a percentage of total revenue increased from 2.0% to 9.4%. On a non-IFRS basis, our adjusted income from operations grew from $18.0 million to $46.7 million, representing a CAGR of 26.9%, and our adjusted income from operations as a percentage of total revenue grew from 10.6% to 17.5%. For a reconciliation of IFRS income from operations to non-IFRS adjusted income from operations, see “Summary Historical Consolidated Financial Data—Non-IFRS Measures.”

THE CHALLENGE

The business challenge arising in First Mile interactions is that their flow is often controlled by inflexible systems of record, which can make them labor intensive, slow and prone to errors and can adversely affect a customer’s perception of the business. Systems of record are generally large scale, expensive and typically rigid enterprise applications and repositories of enterprise resource planning (ERP), customer relationship management (CRM), enterprise content management (ECM), records management and other systems that organizations use to manage their internal operations.

Systems of engagement are the ways in which organizations interact with their customers. They range from face to face interactions at “brick and mortar” branch offices to web portals to other demand generating activities that drive customers to an organization’s web or social media sites. An organization’s systems of engagement generate an enormous amount and variety of real time, information intensive communications from constituents on a daily basis via paper, faxes, emails, internet portals, mobile devices, Electronic Data Interchange and eXtensible Markup Language data streams, short message services, multimedia messaging services and other sources, all of which need to be processed in an accurate, timely, and cost effective manner. These communications arrive as both structured and unstructured information in the form of letters, resumes, new account enrollments, loan applications, insurance claims, purchase orders, invoices, regulatory filings and many other interactions.

The information in these communications must be captured, extracted, validated, analyzed and acted upon, and then delivered into an organization’s systems of record for additional processing, use and storage in repositories for archive and retrieval purposes. Delays and errors caused by invalid information and inconsistent processing can adversely impact an organization’s competitive positioning, finances, financial reporting and relations with its constituents and regulatory agencies.

Traditional methods for accomplishing the tasks referenced above typically begin with the aggregation of paper-based documents in a central location or mailroom. The documents are then distributed to relatively highly paid workers who manually enter information into systems of record, before storing the documents in cabinet-based filing systems. The continued use of these paper-based processes is substantiated by data from numerous independent sources. For example, in March 2010, CNN reported that organizations archive 62% of their important documents in paper form. More recently in July 2013, Harvey Spencer Associates estimated that organizations globally spend approximately $25-30 billion a year manually keying information from paper documents.

As a result of these challenges, we believe there is a significant opportunity to automate these processes and thereby address these challenges and limitations.

OUR SOLUTION

Our smart process applications software combines industry leading capture, business process management and dynamic case management, mobile and analytics capabilities to automate the labor-intensive processes needed to capture and extract information, and then analyze, act upon and deliver that information to systems of record.

Smart process applications are a new category of software designed to support business activities that are people-intensive, highly variable, loosely structured and subject to frequent change. Our smart process applications software allows users to scan paper-based communications using desktop scanners, high volume, production level scanners and multi-function peripherals, to take pictures of those communications using cameras in mobile devices to produce digital images and import communications received in an electronic format. Regardless of how the information is captured, any related images are then automatically enhanced for better viewing and information extraction purposes. The captured information is separated into logical parts such as pages, documents and attachments. A variety of optical character recognition, intelligent character recognition, barcode recognition, mark sense, parsing algorithms, and other extraction technologies are then automatically applied. Our users only have to manually correct or enter any erroneous or suspicious information or any additional content that cannot be effectively captured using automated information extraction technologies. “Check box” and complex custom business rules can also be automatically applied to all extracted information to ensure its accuracy and validity.

Our software then automates the labor-intensive processes needed to analyze, act upon and deliver that information to systems of record. Additional business rules are applied to identify and resolve any inconsistencies or exceptions that arise, users can collaborate with constituents to obtain missing or trailing documents, and users can view and manipulate graphical reports produced by our analytics software in order to make more intelligent decisions sooner than otherwise possible. The resulting information from such interactions is then automatically delivered into systems of record. The entire process is automatically directed and controlled by predefined workflows and incorporates dynamic case management capabilities to deal with unpredictable workflow requirements.

In its July 2013 report, “The 2013-2014 Worldwide Market for Document Capture Software,” Harvey Spencer Associates reported that in 2012 Kofax was the leading revenue vendor with 14% share. In August 2012 Forrester published its “Wave” for Multichannel Capture, or the ability to capture information from a wide variety of different sources, and ranked Kofax as the “Leader” in providing those capabilities. In addition, in January 2013 Forrester published the results of a study commissioned by Kofax, and reported that in 2012 Kofax had a market leading 15% share of the Multichannel Capture market.

Kofax TotalAgility, our business process and dynamic case management software, was shown to be “Visionary” in Gartner’s April 2011 “Magic Quadrant” for Business Process Management (BPM) and a “Leader” in Forrester’s January 2011 “Wave” for Dynamic Case Management. In addition, Kofax was shown as a “Leader” Forrester’s April 2013 “Wave” for Smart Process Applications. As a result of this independent recognition and our business strengths, we believe we can secure a meaningful share of the BPM and smart process applications software markets.

OUR OPPORTUNITY

In June 2010, Gartner reported that chief information officers ranked improving business processes and reducing costs as two of their top three priorities. In November 2010, the Association for Image and Information Management (AIIM), reported that image and content capture yield two of the three fastest returns on investment of any enterprise application software expenditures. Further, 42% of capture users surveyed by AIIM in 2012 report returns on investment of 12 months or less and 57% report returns on investment of 18 months or less.

In April 2012, AIIM published a separate report that estimated the following survey responses:

•	One out of three small and medium sized businesses and 22% of the largest businesses have yet to adopt any paper free processes;

•	10% or less of the processes that could be paper free have in fact been addressed;

•

70% of survey respondents believed the use of scanning and automated capture improves the speed of responses to constituents by three times or more, and nearly 30% believe the factor is ten times or more;

•	52% believe administrative staff would be 33% or more productive if processes were automated using capture-based technology; and

•

Two out of three consider mobile technologies to be important or extremely important to improving business processes, and 45% believe mobile devices would improve the speed of responses to constituents by three times or more. However, more than 75% have made no progress in taking advantage of this opportunity.

We believe that the size of the market for our smart process applications software can be best estimated by combining the market for capture software and services, the market for BPM software and the market for vertically oriented information-intensive smart process applications that fit our strength in addressing the First Mile™ challenge of business. Capture software automates the labor intensive processes needed to enter business critical information into enterprise applications and repositories. BPM software automates the labor intensive processes needed to understand and act upon that business critical information. Smart process applications software combines capture, business process and dynamic case management, mobile and analytics capabilities to automate the labor-intensive processes needed to capture and extract information, and then analyze, act upon and deliver that information to systems of record.

A July 2013 Harvey Spencer Associates report estimated that the market for capture software and services will grow from approximately $2.7 billion in 2012 to approximately $4.2 billion in 2017, a CAGR of almost 9.2%. In July 2013, Gartner stated that the total market value for business process management suites (BPMS) in 2012 was $2.3 billion and that growth for the years up to 2017 is expected to grow at a compound annual growth rate of 10% over the next five years. These reports suggest that these markets reached $5 billion in calendar 2012.

In January 2013 Forrester published the results of a study commissioned by Kofax, and estimated that the software and maintenance services market for capture, BPM and vertically-oriented information-sensitive smart process applications totaled $7.1 billion in 2012 and will grow to $14.0 billion in 2016, a CAGR of approximately 18%.

OUR BUSINESS STRENGTHS

We believe the following business strengths position us to capitalize on the opportunity for our smart process applications software and compete effectively in the market:

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Comprehensive Solutions—Our software allows users to design, deploy, and operate comprehensive systems that connect their systems of engagement with their systems of record, transforming and simplifying the First Mile™ of interactions between organizations and their constituents in a way that is designed to produce an optimized constituent experience and reduced operating costs, which we believe enables our customers to achieve increased competitiveness, growth and profitability. It is a highly flexible and scalable platform that combines industry leading capture, business process and dynamic case management, mobile and analytics capabilities to automate the labor-intensive processes needed to capture and extract information, and then analyze, act upon and deliver that information to systems of record. In addition to our software, we offer a wide range of related professional and maintenance services to better address the deployment and support needs of our users and channel partners, which helps us achieve a greater level of customer satisfaction.

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Large and Diversified User Base—We had approximately 20,000 active installations across more than 100 countries as of June 30, 2013. We serve users in the financial services, insurance, government, healthcare, supply chain, business process outsourcing and other vertical markets. Most users initially license our software to automate one or several processes in a single geographic region, business unit, line of business, function, or department. Over time, many users license additional software to automate other processes and some eventually enter into enterprise-wide license arrangements. As a result, we believe we are well positioned to take advantage of additional opportunities within the same organizations. In addition, we believe our large number of users effectively gives us preferential access to a greater share of the market. We have minimal user concentration, with no user having accounted for more than 5% of our total revenue for the fiscal year ended June 30, 2013.

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Global Reach and Hybrid Go-to-Market Model—We operate on a global basis, with 1,248 employees located in 32 countries as of June 30, 2013. We utilize a hybrid go-to-market model that delivers our software and services through our own direct sales and service employees, as well as through an indirect channel of more than 850 authorized resellers, original equipment manufacturers and distributors located in more than 75 countries as of June 30, 2013. Our direct sales and service employees focus their attention on large corporations and government entities, while our indirect channel allows us to better reach small and medium sized organizations and departments of larger organizations. This hybrid go-to-market strategy allows us to penetrate a much broader portion of the market.

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Recurring Revenue Streams—We have significant recurring revenue streams attributable to our maintenance services and to our software license and royalty revenue generated from sales by our channel partners. We have historically had a significant portion of our users renew their maintenance service agreements with us, typically on an annual basis. Our maintenance services revenue was $121.8 million and $113.8 million, representing 45.7% and 43.3% of our total revenue, for the fiscal years ended June 30, 2013 and 2012, respectively.

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Experienced Management Team—Our executive management team and other senior management employees have on average, more than 25 years of software industry experience. We believe that our management team has been, and will continue to be, instrumental in growing our business, both organically and through acquisitions.

OUR GROWTH STRATEGY

Our objective is to extend our position as a leading provider of smart process applications software and related services. We intend to pursue this objective by executing these key strategies:

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Broaden Our Software Offerings and Markets—We believe mobile devices will rapidly transform the way in which interactions occur between organizations and their constituents. Our recently introduced mobile software offers patented functionality that pushes capture and BPM capabilities to the “Point of Origination™”, the time and location where constituent interactions occur and the information is first available. We intend to continue to extend and improve the functionality of these capabilities to take advantage of the opportunity for mobile capabilities.

We have historically offered our software under a perpetual license model for on-premise or private cloud deployments, and recently began offering portions of it through both a public cloud-based hosted Software-as-a-Service (SaaS) subscription offering and through term-based on premise software licenses. We intend to accelerate the SaaS initiative and eventually offer substantially all of our software as a SaaS offering. We believe that the SaaS offering will allow users to avoid significant capital expenditures and other on-premise deployment costs, while providing immediate access to all of the benefits of our software. We additionally believe that our term-based licenses will attract customers that otherwise may not license our software on a perpetual basis. The software that we acquired through our July 2013 acquisition of Kapow Technologies Holdings, Inc. is predominantly licensed on a term-based model. While we believe that these offerings will ultimately broaden our existing market reach, we did not record a significant amount of revenue from our SaaS offering nor our term-based licenses in fiscal 2013. Additionally, we do not expect that revenue from our SaaS or term-based offerings will adversely affect revenue from perpetual licenses in fiscal 2014.

We also intend to continue to enhance and further develop our proven technologies and introduce new software for sale to our existing users, new users in existing vertical markets and new users in new vertical markets. We believe these new initiatives offer significant opportunities to grow both our addressable market and revenue.

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Further Penetrate Our Installed User Base—Most users initially license our software to automate one or several processes in a single geographic region, business unit, line of business, function or department rather than doing so on an enterprise-wide basis. Over time many users license additional software to automate other processes and some eventually enter into enterprise-wide license arrangements. As a result, we believe that there are significant opportunities to expand our revenue by selling additional software and services into our large and growing installed user base. As evidence of this, in the fiscal year ended June 30, 2013, our existing user base generated more than half of our software licenses revenue.

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Expand and Optimize Our Hybrid Go-To-Market Model—In the fiscal year ended June 30, 2013 we derived approximately 46% of our total revenue from direct sales and approximately 54% from sales made through our indirect channel, and in the fiscal year ended June 30, 2012 we derived approximately 43% of our total revenue from direct sales and approximately 57% from sales made through our indirect channel. We intend to grow our revenue by improving the execution and productivity of both of these “routes to market” and by adding new direct sales and service employees and channel partners.

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Pursue Strategic Acquisitions—We believe that strategic acquisitions will allow us to better serve the needs of our users, expand our software offerings, augment our routes to market, expand our market opportunities, and broaden our user base. Our executive management team has substantial experience in successfully effecting acquisitions of software businesses and integrating these entities into our business operations. Recent examples of executing on this strategy include our acquisitions of OptiInvoice Digital Technology AB in October 2008 (electronic invoice capabilities), 170 Systems, Inc. in September 2009 (accounts payable automation solutions), Atalasoft Corp. in May 2011 (web capture capabilities), Singularity Limited in December 2011 (BPM and dynamic case management capabilities), Altosoft, Corp. in March 2013 (business intelligence and analytics capabilities) and Kapow Technologies Holdings, Inc. in July 2013 (data integration). In the future we intend to evaluate and pursue similar opportunities.

CORPORATE STRUCTURE

Kofax (U.K.) is currently organized as a public limited company under the laws of England and Wales. A company organized under the laws of England and Wales is not permitted to directly list its common equity (as opposed to depositary interests) on The NASDAQ Global Select Market. Under English law, it is not possible to change the place of incorporation of Kofax (U.K.) from one jurisdiction to another, requiring us to establish Kofax (Bermuda) as the new parent company of Kofax (U.K.). Accordingly, subject to the scheme of arrangement becoming effective, and prior to the closing of this offering, Kofax (U.K.) will become a wholly-owned subsidiary of Kofax (Bermuda). Kofax (Bermuda) was incorporated solely for this purpose. Prior to the Migration (as defined below), Kofax (Bermuda) has or will have nominal assets and has had no historic operations.

The establishment of Kofax (Bermuda) as the new parent company of Kofax (U.K.) will be achieved through a scheme of arrangement under Part 26 of the U.K. Companies Act of 2006. Pursuant to the scheme of arrangement, the shareholders of Kofax (U.K.) have agreed to have their ordinary shares in Kofax (U.K.) cancelled in consideration for (i) the issuance to those shareholders of common shares in Kofax (Bermuda) and (ii) the issuance by Kofax (U.K.) of new shares to Kofax (Bermuda). The scheme of arrangement provides for one common share of Kofax (Bermuda) to be issued in exchange for each ordinary share of Kofax (U.K.).

The scheme of arrangement will have no effect on the manner in which our business is conducted. We refer to the transactions contemplated by the scheme of arrangement throughout this prospectus as the “Migration.” Depending upon the Kofax (U.K.) share price at the effective date of the scheme of arrangement, Kofax (Bermuda) may decide to implement a share capital consolidation (also known as a reverse stock split) on a one for two basis, in respect of the common shares of Kofax (Bermuda) issued pursuant to the scheme of arrangement. This would be done in order to enable the common shares of Kofax (Bermuda) to trade initially on The NASDAQ Global Select Market at a price more readily comparable to its peers.

Although the Company is incorporated in and organized under the laws of Bermuda, the directors intend that the affairs of the Company should be managed and conducted so that it will be resident in the United Kingdom for tax purposes. No guarantee can be given that the Company will be respected as a United Kingdom resident for tax purposes.

RISK FACTORS

Before investing in our common shares you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.” Risks relating to our business include, among other things:

•	our ability to successfully meet anticipated revenue levels from sales of our software licenses and services;

•	our ability to successfully develop, market or sell new products or adopt new technology platforms;

•	our ability to continue to grow through acquisitions or investments in other companies or technologies;

•	our ability to realize the anticipated benefits of our consummated acquisitions or investments in other companies or technologies;

•	risks related to the continued uncertainty in the global financial markets and unfavorable global economic conditions; and

•	certain other risks set forth under the heading “Risk Factors” as well as factors that we may not have identified at this time.

RECENT DEVELOPMENTS

Set forth below is certain limited unaudited financial information as of and for the three months ended September 30, 2013. Kofax (U.K.), which is listed on the London Stock Exchange, provided substantially all of this financial information in a press release issued on November 5, 2013.

As reported under IFRS:

	Three Months Ended September 30,
	2013	2012	$ Change	% Change
	($ in thousands, except share amounts)
Software licenses	$24,444	$22,132	$2,312	10.4%
Maintenance services	32,098	29,876	2,222	7.4%
Professional services	8,870	8,127	743	9.1%

Total revenue	$65,412	$60,135	$5,277	8.8%

Income (loss) from operations	$(624)	$45	$(669)	(1,486.7%)

Diluted earnings (loss) per share	$0.03	$(0.01)	$0.04	400.0%

Cash flows from operations	$18,406	$8,608	$9,798	113.8%

At September 30, 2013 we had $72.0 million of cash and cash equivalents compared to $93.4 million at June 30, 2013, a reduction of $21.4 million. That reduction in cash and cash equivalents was primarily due to our having paid an acquisition payment of $39.1 million in conjunction with the acquisition of Kapow on July 31, 2013, offset by $18.4 million of cash flows from operations.

Total revenue increased $5.3 million, or 8.8%, in the three months ended September 30, 2013 compared to the three months ended September 30, 2012 due to a $1.6 million increase associated with our acquisitions of Altosoft and Kapow and a $3.7 million, or 6.1%, increase in organic revenue. Our organic revenue is discussed elsewhere in this prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” noting for purposes of measuring our organic performance for the three months ended September 30, 2013 as compared to the three months ended September 30, 2012, we have excluded all results for Altosoft (acquired in March 2013) and Kapow (acquired in July 2013).

Software licenses revenue increased $2.3 million, or 10.4%, in the three months ended September 30, 2013 compared to the three months ended September 30, 2012 due to a $0.7 million increase associated with our acquisitions of Altosoft and Kapow and a $1.6 million increase in organic software licenses revenue. Organic license revenue increased $1.1 million in the Americas and $0.7 million in EMEA, partially offset by a $0.2 million decrease in Asia Pacific.

Maintenance services revenue increased $2.2 million, or 7.4%, in the three months ended September 30, 2013 compared to the three months ended September 30, 2012 due to a $0.3 million increase associated with our acquisitions of Altosoft and Kapow and a $1.9 million, or 6.3%, increase in organic maintenance services revenue. Our organic maintenance services revenue increase was due primarily to continued high maintenance contract renewal rates as well as to the expansion of our installed base from new software license transactions during fiscal 2013.

Professional services revenue increased $0.7 million, or 9.1%, in the three months ended September 30, 2013 compared to the three months ended September 30, 2012 due to a $0.6 million increase associated with our acquisitions of Altosoft and Kapow and a $0.1 million increase in our organic professional services revenue.

Income (loss) from operations decreased $0.7 million or, 1,486.7%, in the three months ended September 30, 2013 compared to the three months ended September 30, 2012 due to a $6.0 million increase in total operating costs and expenses primarily associated with higher sales and marketing expenses, partially offset by the $5.3 million increase in total revenue.

Diluted earnings (loss) per share increased $0.04, or 400.0%, in the three months ended September 30, 2013 compared to the three months ended September 30, 2012 due primarily to a $3.8 million increase in finance income (expense), net, partially offset by the $0.7 million decrease in income (loss) from operations.

Cash flows from operations increased $9.8 million in the three months ended September 30, 2013 compared to the three months ended September 30, 2012 due to a $7.5 million increase in collections of accounts receivables and an increase in deferred income of $4.1 million, offset by an increase in outflows of trade and other payables.

Non-IFRS measures:

Set forth below are certain non-IFRS measures as of and for the three months ended September 30, 2013. For a discussion of our non-IFRS measures, see “Summary Historical Consolidated Financial Data—Non-IFRS Measures.”

	Three Months Ended September 30,
	2013	2012	$ Change	% Change
	($ in thousands, except per share data)
Adjusted software licenses	$25,959	$22,175	$3,784	17.1%
Adjusted maintenance services	32,405	29,876	2,529	8.5%
Adjusted professional services	9,184	8,127	1,057	13.0%

Total Non-IFRS revenue	$67,548	$60,178	$7,370	12.2%

Adjusted income from operations	$8,283	$6,257	$2,026	32.4%

Adjusted diluted earnings per share	$0.05	$0.04	$0.01	25.0%

Adjusted cash flows from operations	$19,808	$11,299	$8,509	75.3%

The increases in the three months ended September 30, 2013 compared to the three months ended September 30, 2012 for adjusted software licenses revenue, adjusted maintenance services revenue, adjusted professional services revenue, adjusted income from operations and adjusted diluted earnings per share can each be attributed to the same factors as the corresponding IFRS measures. In addition, these non-IFRS measures also include the impact of the change in the acquisition fair value adjustment to revenue. The acquisition fair value adjustment to revenue increased $2.1 million in the three months ended September 30, 2013 compared to the three months ended September 30, 2012 due primarily to the Kapow acquisition.

The increase in adjusted cash flows from operations was attributable to the same factors as the IFRS cash flows from operations except for the changes in outflows of income taxes paid and payments under restructuring-personnel, which are excluded from the adjusted cash flows from operations measure. Outflows of income taxes paid decreased $0.5 million, and payments under restructuring-personnel decreased $0.7 million in the three months ended September 30, 2013 compared to the three months ended September 30, 2012.

Forward Looking Statement

Additionally, we reported that while we remain aware of the prevailing unpredictable nature of global macroeconomic conditions, we are confident in our outlook and reaffirm our previous guidance for fiscal year 2014, which was, on an IFRS basis, low double digits percentage for software licenses revenue growth and mid to high single digits percentage for total revenue growth and, on a non-IFRS basis, mid to high teens percentage for software licenses revenue growth and low double digits percentage for total revenue growth. You should refer to the sections “Risk Factors” and “Forward-Looking Statements” for a discussion of factors that may affect our ability to achieve our future results.

CORPORATE INFORMATION

Our principal executive offices are located at 15211 Laguna Canyon Road, Irvine, California 92618, our telephone number is (949) 783-1000 and our Internet website address is www.kofax.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

THE OFFERING

Common shares offered by us	2,000,000 shares

Common shares to be outstanding immediately after this offering	91,638,519 shares

Over-allotment Option	We have granted to the underwriter an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to 300,000 additional common shares to cover over-allotments, if any.

Use of Proceeds	We estimate the net proceeds to us from this offering will be approximately $7.7 million, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes. Pending our use of the net proceeds as described above, we intend to invest the net proceeds in short-term bank deposits or interest-bearing, investment-grade securities. See “Use of Proceeds.”

Dividend Policy	We do not currently pay dividends. See “Dividend Policy.”

Risk Factors	Investing in our common shares involves a high degree of risk. You should read and consider the information set forth under the heading “Risk Factors” beginning on page 17 and all other information included in this prospectus before deciding to invest in our common shares.

Trading Market	Our common shares have been approved for listing on The NASDAQ Global Select Market under the symbol “KFX.” Prior to this offering, the ordinary shares of Kofax (U.K.) have traded, and subsequent to this offering the common shares of Kofax (Bermuda) will trade, on the London Stock Exchange under the symbol “KFX.L.”

Share Registrar and Transfer Agent	A register of holders of our common shares will be maintained by Codan Services Limited in Bermuda, and Computershare Trust Company, N.A. will serve as transfer agent and registrar and maintain a branch register of holders of our common shares.

The number of our common shares that will be issued and outstanding immediately after this offering is based on 89,638,519 common shares of Kofax (U.K.) outstanding as of June 30, 2013, and excludes:

•

5,061,862 common shares issuable upon the exercise of outstanding options granted under the Kofax plc 2000 Share Option Plan and 323,900 common shares issuable upon the exercise of outstanding options granted under the 2012 Equity Incentive Plan at a weighted average exercise price of 211 pence ($3.22, based on the exchange rate on June 30, 2013) per share; and

•

2,800,529 common shares issuable upon the settlement of outstanding conditional share awards granted under the Kofax plc Long Term Incentive Plan and 485,000 common shares issuable upon the settlement of outstanding conditional share awards granted under the 2012 Equity Incentive Plan.

Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriter’s over-allotment option and any reverse stock split that may be implemented by Kofax (Bermuda).

Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement of which this prospectus forms a part. We are currently utilizing or intend to utilize both of these exemptions. We have not made a decision whether to take advantage of any other exemptions available to emerging growth companies. We do not know if some investors will find our common shares less attractive as a result of our utilization of these or other exemptions. The result may be a less active trading market for our common shares and our share price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an “emerging growth company”, we may be able to take advantage of the benefits of this extended transition period.

We will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the preceding three-year period or (d) the last day of our fiscal year containing the fifth anniversary of the date on which our shares become publicly traded in the United States.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The tables below present the summary historical consolidated financial data of Kofax (U.K.) and its consolidated subsidiaries, which upon effectiveness of the Migration and prior to the consummation of this offering, directly or indirectly, will be wholly-owned subsidiaries of Kofax (Bermuda). The summary historical consolidated financial data of Kofax (U.K.) and its consolidated subsidiaries as of June 30, 2013 and 2012, and for the years ended June 30, 2013 and 2012 has been derived from Kofax (U.K.)’s audited consolidated income statements, statements of financial position and statements of cash flows for those periods, which are included elsewhere in this prospectus. The consolidated financial statements have been prepared and presented in accordance with IFRS as issued by the IASB.

The following summary historical consolidated financial data should be read in conjunction with our audited historical consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is included elsewhere in this prospectus. The historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	Fiscal Year Ended June 30,
	2013	2012
	(in thousands, except per share data)
Software licenses	$112,228	$117,255
Maintenance services	121,751	113,784
Professional services	32,339	31,442

Total revenue	266,318	262,481

Cost of software licenses	10,688	11,301
Cost of maintenance services	18,194	16,420
Cost of professional services	28,343	26,784
Research and development	34,686	33,804
Sales and marketing	98,209	96,292
General and administrative	37,286	39,096
Amortization of acquired intangible assets	6,707	5,190
Acquisition-related costs	4,682	5,870
Restructuring costs	—	4,917
Other operating expenses, net	2,395	669

Operating costs and expenses	241,190	240,343

Income from operations	25,128	22,138

Finance income (expense), net	(6,929)	5,294

Income from continuing operations, before income taxes	18,199	27,432
Income tax expense	(8,198)	(9,995)

Income from continuing operations, after income taxes	$10,001	$17,437

Earnings per Share From Continuing Operations:
Basic	$0.12	$0.21
Diluted	$0.11	$0.20

	As of June 30,
	2013	2012
	(in thousands)
Cash and cash equivalents	$93,413	$81,122
Working capital (1)	49,861	43,008
Total assets	379,143	357,777
Total shareholders’ equity	237,127	217,940

	Fiscal Year Ended June 30,
	2013	2012
	(in thousands)
Cash flows from operations	$30,523	$18,776

(1)	Working capital is defined as current assets less current liabilities.

Non-IFRS Measures

Management uses several financial measures, both IFRS and non-IFRS, in analyzing and assessing the overall performance of the business and for making operational decisions. Our annual financial plan and our multiple-year strategic plan are prepared on both an IFRS and non-IFRS basis, both of which are approved by our Board of Directors. Historically, we have provided non-IFRS measures to our shareholders. The Board of Directors and management utilize both our IFRS and non-IFRS measures in a number of ways, including: to facilitate our determination of our allocation of resources, to measure our actual performance against budgeted and forecasted financial plans and to establish and measure management’s compensation. We believe that these non-IFRS measures are also useful to investors and other users of our financial statements in evaluating our performance because these non-IFRS financial measures may be used as additional tools to compare business performance across peer companies and across periods.

While we use non-IFRS measures as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that these non-IFRS measures are a substitute for, or are superior to, the information provided by IFRS results. As such, the presentation of non-IFRS measures is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of non-IFRS measures as compared to IFRS results are that non-IFRS measures may not be comparable to similarly titled measures used by other companies in our industry and that non-IFRS measures may exclude financial information that some investors may consider important in evaluating our performance. We compensate for these limitations by providing disclosure of the differences between non-IFRS measures and IFRS results, including providing a reconciliation of each non-IFRS measure to IFRS results, in order to enable investors to perform their own analysis of our operating results.

Management’s assessment of certain non-IFRS measures are included elsewhere in this prospectus, in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operational Metrics.”

Adjusted Revenue

We defined adjusted revenue as revenue, as reported under IFRS, increased to include revenue that is associated with our historic acquisitions that has been excluded from reported results for a given period due to the effects of purchase accounting. In accordance with IFRS purchase accounting, an acquired company’s deferred revenue at the date of acquisition is subject to a fair value adjustment which reduces the deferred amount and revenues recognized subsequent to an acquisition.

On July 31, 2013, we acquired 100% of the shares of Kapow Technology Holdings, Inc. (Kapow). Kapow because of its term license business model, recognizes its revenue ratably over the term of its sales arrangements, and accordingly had a large amount of deferred revenue at the date of acquisition impacted by this fair value adjustment. We include adjusted revenue to allow for more complete comparisons to the financial results of our historical operations, forward-looking guidance and the financial results of peer companies. We believe these adjustments are useful to management and investors as a measure of the ongoing performance of the business. Additionally, although acquisition related revenue adjustments are non-recurring we may incur similar adjustments in connection with any future acquisitions.

The table below provides a reconciliation of IFRS revenue to adjusted revenue related to all of our historic acquisitions:

	Fiscal Year Ended June 30, 2013			Fiscal Year Ended June 30, 2012
	Revenue (as reported under IFRS)	Acquisition Fair Value Adjustment	Adjusted Revenue (non-IFRS)	Revenue (as reported under IFRS)	Acquisition Fair Value Adjustment	Adjusted Revenue (non-IFRS)
	($ in thousands)			($ in thousands)
Software licenses	$112,228	$156	$112,384	$117,255	$366	$117,621
Maintenance services	121,751	205	121,956	113,784	1,508	115,292
Professional services	32,339	—	32,339	31,442	—	31,442

Total revenue	$266,318	$361	$266,679	$262,481	$1,874	$264,355

	Three Months Ended September 30, 2013			Three Months Ended September 30, 2012
	Revenue (as reported under IFRS)	Acquisition Fair Value Adjustment	Adjusted Revenue (non-IFRS)	Revenue (as reported under IFRS)	Acquisition Fair Value Adjustment	Adjusted Revenue (non-IFRS)
	($ in thousands)			($ in thousands)
Software licenses	$24,444	$1,515	$25,959	$22,132	$43	$22,175
Maintenance services	32,098	307	32,405	29,876	—	29,876
Professional services	8,870	314	9,184	8,127	—	8,127

Total revenue	$65,412	$2,136	$67,548	$60,135	$43	$60,178

Adjusted Income from Operations

We define adjusted income from operations as income from operations, as reported under IFRS, excluding the effect of acquisition fair value adjustment to revenue, share-based payment expense, depreciation expense, amortization of acquired intangible assets, acquisition-related costs, restructuring costs and other operating expense, net. Share-based payment expense, depreciation expense and amortization of acquired intangible assets in our adjusted income from operations reconciliation represent non-cash charges which are not considered by management in evaluating our operating performance. Acquisition-related costs consist of: (i) costs directly attributable to our acquisition strategy and the evaluation, consummation and integration of our acquisitions (composed substantially of professional services fees including legal, accounting and other consultants and to a lesser degree to our personnel whose responsibilities are devoted to acquisition activities), and (ii) transition compensation costs (composed substantially of contingent payments for shares that are treated as compensation expense and retention payments that are anticipated to become payable to employees, as well as severance payments to employees whose positions were made redundant). These acquisition-related costs are not considered to be related to the organic continuing operations of the acquired businesses and are generally not relevant to assessing or estimating the long-term performance of the acquired assets. Restructuring costs are not considered in assessing our performance as we have not generally incurred such costs for our continuing operations. Other operating expense, net represents items that are not necessarily related to our recurring operations and which therefore are not, under IFRS, included in other expense lines. Accordingly, we exclude those amounts when assessing adjusted income from operations. At times when we are communicating with our shareholders, analysts and other parties we refer to adjusted income from operations as adjusted EBITDA.

We assess adjusted income from operations as a percentage of total adjusted revenue and by doing so, we are able to evaluate our relative performance of our revenue growth compared to the expense growth for those items included in adjusted income from operations. This measure allows management and our Board of Directors to compare our performance against that of other companies in our industry that may be of different sizes. The table below provides a reconciliation of IFRS income from operations to adjusted income from operations and presents adjusted income from operations as a percentage of total adjusted revenue:

	Fiscal Year Ended June 30,		Three Months Ended September 30,
	2013	2012	2013	2012
	(in thousands, except percentages)
Income (loss) from operations	$25,128	$22,138	$(624)	$45
Acquisition fair value adjustment to revenue	361	1,874	2,136	43
Share-based payment expense	1,393	3,905	749	362
Depreciation expense	6,009	5,913	1,383	1,583
Amortization of acquired intangible assets	6,707	5,190	2,224	1,607
Acquisition-related costs, excluding share-based payment expense	4,682	5,758	2,104	1,438
Restructuring costs	—	4,917	—	—
Other operating expense, net	2,395	669	311	1,179

Adjusted income from operations	$46,675	$50,364	$8,283	$6,257

Adjusted income from operations as a percentage of total adjusted revenue	17.5%	19.1%	12.3%	10.4%

Adjusted Diluted Earnings Per Share

We define adjusted diluted earnings per share as diluted earnings per share, as reported under IFRS, adjusted by certain items that are also excluded from our adjusted income from operations and which are discussed above. The most comparable IFRS metrics, ‘income (loss) from continuing operations, after tax’ and ‘earnings per share – diluted’, also include the reconciling items finance income (expense), net, and the impacts of income taxes on each of the other reconciling items. Therefore, we include this non-IFRS measure in order to provide a more complete comparison of our earnings per share from one period to another. The table below provides a reconciliation of our adjusted diluted earnings (loss) per share, and our associated adjusted income (loss) from continuing operations, after tax:

	Fiscal Year Ended				Three Months Ended September 30,
	June 30, 2013		June 30, 2012		2013		2012
	($ in thousands, except per share data)
	Per Diluted Share		Per Diluted Share		Per Diluted Share		Per Diluted Share
Diluted earnings (loss) per share and income (loss) from continuing operations, after tax	$0.11	$10,001	$0.20	$17,437	$0.03	$2,454	$(0.01)	$(866)
Acquisition fair value adjustment to revenue	0.01	361	0.02	1,874	0.02	2,136	0.00	43
Share-based payment expense	0.01	1,393	0.04	3,905	0.01	749	0.00	362
Amortization of intangible assets	0.08	6,707	0.06	5,190	0.03	2,224	0.02	1,607
Acquisition-related costs	0.05	4,682	0.07	5,758	0.02	2,104	0.02	1,438
Restructuring costs	—	—	0.06	4,917	—	—	—	—
Net finance and other income and expense, net	0.11	9,324	(0.06)	(4,625)	(0.04)	(3,378)	0.02	1,300
Tax effect of above adjustments	(0.05)	(4,300)	(0.04)	(3,324)	(0.02)	(2,090)	(0.01)	(753)

Adjusted diluted earnings per share	$0.32		$0.35		$0.05		$0.04

	Fiscal Year Ended		Three Months Ended September 30,
	June 30, 2013	June 30, 2012	2013	2012
	(shares in millions)
Diluted weighted average number of shares	88.7	88.5	90.4	88.4

Adjusted Cash Flows from Operations

We define adjusted cash flows from operations as net cash inflows from operating activities, as reported under IFRS, adjusted for income taxes paid or refunded and payments under restructurings. Income tax payments paid/(refunded) is included in this reconciliation as the timing of cash payments and receipts can vary significantly from year-to-year based on a number of factors, including the influence of acquisitions on our consolidated tax attributes. Payments for restructurings relate to a specific activity that is not part of ongoing operations. The table below provides a reconciliation of IFRS cash flows from operations to adjusted cash flows from operations:

	Fiscal Year Ended June 30,		Three Months Ended September 30,
	2013	2012	2013	2012
	(in thousands)
Net Cash inflow from operating activities	$30,523	$18,776	$18,406	$8,608
Income taxes paid / (refunded)	10,749	12,172	1,302	1,851
Payments under restructuring-personnel	863	3,331	100	840

Adjusted cash flows from operations	$42,135	$34,279	$19,808	$11,299

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the risks described below, which we believe are the material risks of our business, our industry and this offering, before making an investment decision. If any of the following risks actually occurs, our business, financial condition and operating results could be harmed. In that case, the trading price of our common shares could decline and you might lose all or part of your investment in our common shares. In assessing these risks, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto.

Risks Related to Our Business

Sales of our software licenses and the related revenue from those sales, particularly those sales made through our direct sales force, require significant time and effort and are therefore difficult to predict accurately. In addition, since the majority of our expenses are based on anticipated revenue levels, if those revenue levels are not met, we may not be able to reduce our expenses in a timely manner to offset a shortfall in revenue. This unpredictability in the timing or amount of our receipt of revenue may cause our quarterly results of operations to vary considerably and the market price of our common shares to be materially adversely affected.

Many of our contracts, particularly those sold through our direct sales force, are finalized in the latter portions of any given quarter. Additionally, our revenue may vary from quarter to quarter, depending on the timing and size of our license revenue, which may contain individually large contracts in any given period. Our first and third fiscal quarters have historically been seasonally weaker than our second and fourth quarters.

Our direct sales force’s efforts to attract new customers require substantial time and effort, and we cannot assure you that we will be successful in establishing new relationships or maintaining or advancing our current relationships. Further, many of our customers typically require one or more internal levels of approval before they can purchase our products and services. As a result, during our sales efforts, we must identify multiple people involved in the purchasing decision and devote a sufficient amount of time to presenting our products and services to those individuals. The breadth of our offerings often requires us to spend substantial time and effort assisting potential customers in evaluating our products and services, including providing demonstrations and benchmarking against other available offerings. This process can be costly and time consuming, and we often do not know if any given sales efforts will be successful until the latter stages of those efforts. Additionally, if we are unable to forecast market demand and conditions, we may not be able to expand our sales efforts at appropriate times and our revenue and related results of operations could be materially adversely affected.

We plan our expenditures based on anticipated future revenue. If the timing or amount of revenue fails to meet our expectations in any given quarter, our financial performance could be materially adversely affected because only small portions of expenses vary with revenue. Quarterly or annual operating results that are not in line with our own guidance or the expectations of public market analysts and other investors could materially adversely affect the market price of our common shares. As a result, period-to-period comparisons of operating results are not necessarily meaningful and should not be relied upon to predict future performance.

Our failure to successfully develop, market or sell new products or adopt new technology platforms could materially adversely affect our results of operations and financial condition.

Our software competes in a market characterized by rapid technological advances, evolving standards in software technology and frequent new product introductions and enhancements that may render existing products and services obsolete. We cannot assure you that we will be able to compete effectively or respond to rapid technological changes in our industry. In addition, the introduction of new products or updated versions of existing products has inherent risks, including, but not limited to, risks concerning:

•	product quality, including the possibility of software defects, which could result in claims against us or the inability to sell our software products;

•	the fit of the new products and features with a customer’s needs;

•	the need to educate our sales, marketing and services personnel to work with the new products and features, which may strain our resources and lengthen sales cycles;

•	market acceptance of initial product releases;

•	marketing effectiveness; and

•	the accuracy of research or assumptions about the nature and extent of customer demand.

We may need to adopt newer technology platforms for our enterprise software products as older technologies become obsolete. We cannot assure you that we will be successful in making the transition to new technology platforms for our products in the future. We may be unable to adapt to the new technology, may encounter errors resulting from a significant rewrite of the software code for our products or may be unable to complete the transition in a timely manner. In addition, as we transition to newer technology platforms for our products, our customers may encounter difficulties in the upgrade process, delay decisions about upgrading our products or review their alternatives with a competing supplier.

Because we commit substantial resources to developing new software products and services, if the markets for these new products or services do not develop as anticipated, or demand for our products and services in these markets does not materialize or materializes later than we expect, we will have expended substantial resources and capital without realizing sufficient offsetting or resulting revenue, and our business and operating results could be materially and adversely affected. Developing, enhancing and localizing software is expensive, and the investment in product development may involve a long payback cycle. Our future plans include significant additional investments in research and development of our software and other intellectual property. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we may not receive significant revenue from these investments for several years, if at all. In addition, as we or our competitors introduce new or enhanced products, the demand for our products, particularly older versions of our products may decline. If we are unable to provide continued improvements in the functionality of our older products or move users that are using our older products to our newer products, our revenue may decline.

We may not be able to continue to grow through acquisitions or investments in other companies or technologies which could lead to our revenue not growing at an acceptable rate and may in turn harm our business.

Our business has expanded, in part, as a result of acquisitions of, or investments in, other companies. We intend to consider additional acquisitions of companies, products and technologies, as well as investments in other businesses. We cannot assure you that we will be able to identify other suitable acquisitions or investment candidates. Even if we do identify suitable candidates, we cannot assure you that we will be able to make other acquisitions or investments on commercially acceptable terms, if at all. Even if we agree to purchase a company, technology or other assets, we cannot assure you that we will be successful in consummating the purchase. If we are unable to continue to expand through acquisitions, our revenue may fail to grow or may decline, and our business may be harmed.

Our ability to realize the anticipated benefits of our consummated acquisitions will depend on successfully integrating the acquired businesses, which if not done successfully could adversely affect our operating results and financial condition. If we are unable to successfully integrate acquired businesses, or if an acquired business’ results of operations do not meet our expectations, we may record charges to earnings.

Acquisitions involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations, technologies, services and personnel of acquired businesses;

•	cultural challenges associated with integrating employees from an acquired company into our organization;

•	ineffectiveness or incompatibility of acquired technologies or services;

•	additional financing required to make contingent payments;

•	potential loss of key employees of acquired businesses;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	diversion of management’s attention from other business concerns;

•	inability to maintain our standards, controls, procedures and policies;

•	litigation for activities of the acquired company, including claims from terminated employees, customers, former shareholders or other third parties;

•

in the case of acquisitions made across multiple geographic areas, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

•	failure to successfully further develop the acquired technology; and

•	increased fixed costs.

While we have not experienced any material issues associated with integrating acquisitions completed to date, as a result of these and other risks, if we are unable to successfully integrate acquired businesses in the future, we may not realize the anticipated benefits from our acquisitions. Any failure to achieve these benefits or failure to successfully integrate acquired businesses and technologies could seriously harm our business.

We will incur costs in connection with executing our acquisition strategy. Fees related to our acquisition strategy include amounts incurred during the evaluation of possible acquisition targets that may, or may not, ultimately be acquired by us. These costs, in addition to the time of our management and employees, include amounts payable to attorneys and other professional services firms. All fees relating to our acquisition strategy are expensed as incurred. In addition to costs to consummate an acquisition, we may record a significant amount of other charges to our operating results that are directly related to our acquisitions, including those acquisitions that are deemed to be operationally or strategically successful, including: the amortization of intangible assets acquired; charges to our operating results due to the accounting for contingent payments made in connection with acquisitions; costs incurred to combine the operations of companies we acquire, such as employee retention, redeployment or relocation expenses; charges to our operating results to eliminate certain duplicative pre-acquisition activities, to restructure our combined operations or to reduce our cost structure; charges to our operating results due to changes in deferred tax asset valuation allowances and liabilities related to uncertain tax positions after the measurement period of any given acquisition has ended; and charges to our operating results due to the expensing of certain equity awards assumed in an acquisition.

The accounting for acquisitions requires assets and liabilities to be stated at their acquisition date fair value, which generally results in an increase being recorded to the historic value of net assets, including recording the fair value of assets such as acquired intangible assets and goodwill, and also including a reduction in the value of acquired deferred revenue. The increased value of net assets generally results in lower post-acquisition earnings when compared to the pre-acquisition earnings of the acquired businesses. These costs, when and if recorded, could be material and could differ substantially from similar costs recorded in prior years.

Continued uncertainty in the global financial markets and unfavorable global economic conditions may adversely affect our business, results of operations and financial condition.

Continued uncertainty in the global financial markets and unfavorable global economic conditions may adversely affect us. Our revenue was adversely affected in each of fiscal 2013 and fiscal 2012, in part due to unfavorable global economic conditions, including the recessionary economic environment in many southern European and other countries, as well as the financial services segment of the market. These macroeconomic developments could continue to negatively affect our business, operating results or financial condition in a number of ways, which, in turn, could adversely affect our share price. A prolonged period of economic decline could have a material adverse effect on our results of operations and financial condition and exacerbate some of the other risk factors described herein. Our customers may defer or reduce purchases of our software licenses and services. Our customers may also not be able to obtain adequate access to credit, which could affect their ability to make timely payments to us or ultimately cause the customer to file for protection from creditors under applicable insolvency or bankruptcy laws. In addition, a significant portion of our revenues are generated from users in the financial services, insurance and government vertical markets, including the U.S. federal government. A decline in revenues generated from these users, including any decline due to a protracted shutdown of the U.S. federal government, could have a material adverse effect on our results of operations and financial condition.

Our future revenue depends in part on our installed user base continuing to purchase software licenses, renew customer maintenance agreements and purchase additional professional services. If existing customers do not continue, or expand, the use of our products or services our results of operations could be materially adversely affected.

The success of a portion of our strategic plan depends on our ability to expand our installed base of customers’ usage of our products. Our ability to sell additional products to existing customers may depend, in part, on the degree to which new products have been integrated with our existing applications, which may vary with the timing of new product releases or the acquisition of new businesses or products. In future periods, customers may not necessarily license additional products or contract for additional maintenance or other services. Customer maintenance agreements are generally renewable annually at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software. Maintenance services revenue is primarily influenced by the renewal rate of existing maintenance contracts, the pricing of those renewals and the number and size of new maintenance contracts sold in connection with software licenses. We measure the renewal rates associated with our organic maintenance revenue, during each of fiscal 2013 and fiscal 2012 those organic maintenance renewal rates were in excess of 90%. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operational Metrics” for the definition of what is included in our organic operations. In the future, if we do not maintain a similarly high level of renewals of our customer maintenance contracts, or if our customers fail to license additional products or contract for additional professional services, our revenue and related results of operations could be materially adversely affected.

We depend on the services of key personnel to execute our business strategy. If we lose the services of our key personnel or are unable to attract and retain other qualified personnel, we may be unable to operate our business effectively.

We believe that the future success of our business depends on the services of a number of key management and operating personnel, including, in particular, our direct sales personnel and our executive management team. Some of these key employees have strong relationships with our customers and our business may be harmed if these employees leave us. In addition, our ability to manage our growth depends, in part, on our ability to identify, hire and retain additional qualified employees. We face intense competition for qualified individuals from numerous technology, software and service companies. Competition for qualified personnel is particularly intense in many of the large, international metropolitan markets in which we have offices, including for example, Irvine, California and Boston, Massachusetts. Several positions require significant training and new hires may, in some cases, take more than a year before they achieve full productivity. Further, given the rapid pace of our expansion to date, we may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing operational and managerial requirements, or may be required to pay increased compensation in order to do so. If we are unsuccessful in attracting and retaining these key management and operating personnel, including as a result of limitations on the size of stock awards that can be granted to such persons under our existing equity compensation plans (unless the availability of stock awards thereunder is approved for increase by our shareholders or our shareholders approve a new equity compensation plan), our ability to operate our business effectively could be negatively impacted and our business, operating results and financial condition would be materially adversely affected.

Our failure to adequately manage our growth may adversely affect our business.

Our growth has placed, and is expected to continue to place, a significant strain on our managerial, administrative, operational and financial resources and our infrastructure. Our future success will depend, in part, upon the ability of our senior management to manage growth effectively. This will require us to, among other things:

•	implement additional management information systems;

•	further develop our operating, administrative, legal, financial and accounting systems and controls;

•	hire additional personnel;

•	develop additional levels of management within our company;

•	locate additional office space in various countries; and

•	maintain close coordination among our engineering, operations, legal, finance, sales and marketing and customer service and support organizations.

Failure to accomplish any of these requirements could adversely affect our ability to deliver our product and service offerings in a timely fashion, fulfill existing customer commitments or attract and retain new customers.

We compete in a highly competitive software product and services market, and any failure by us to compete effectively in such a market could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect our operating results and financial condition.

The enterprise software industry in general, and our segments of the market in particular, are highly competitive. Certain of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, broader or more integrated product offerings, larger technical staffs and a larger installed customer base than we do. A number of companies offer products that are similar to our products and target the same markets as we do. In addition, many of these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, and devote greater resources to the development, promotion and sale of their products than we can. Furthermore, because there are relatively low barriers to entry in the software industry, we expect additional competition from other established and emerging companies. Accordingly, our current or potential competitors may develop or acquire products or services comparable or superior to those that we develop. Additionally, our competitors could combine or merge to become more formidable competitors or may adapt more quickly than we can to new technologies, evolving industry trends and changing customer requirements. Failure by us to compete effectively could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect our strategy, our business, results of operations and financial condition.

We rely on our channel partners for a significant portion of our revenue. If we are not successful in maintaining good relations with our channel partners, our ability to grow our business may be harmed, which could materially adversely affect our operating results and financial condition.

We sell a significant portion of our licenses and related services through our extensive network of channel partners, with 54% and 57% of total revenue being derived from channel partners in fiscal 2013 and fiscal 2012, respectively. These channel partners include authorized resellers, original equipment manufacturers and distributors. We may experience difficulty in maintaining or establishing third-party relationships with our channel partners. Once established, we need to maintain good relationships and communications with our channel partners, including ensuring that we are not competing with these channel partners through our direct sales force. Additionally, we are exposed to the risk that the parties through which we indirectly sell our products and services will not devote sufficient time, attention and resources to learning our products, markets and potential customers and may promote and sell competing products and services. If we are unable to maintain good relations with our channel partners, our ability to organically grow our business could be harmed, which may materially adversely affect our reputation, the reputation of our products in the market and our operating results and financial condition.

We have business operations located in many countries and a significant level of operations outside of the U.S., which subjects us to additional costs and risks that could adversely affect our operating results.

A significant portion of our operations are located outside of the U.S. Compliance with international and U.S. laws and regulations that apply to our international operations increases our cost of doing business. We are subject to a variety of risks and challenges in managing an organization operating in various countries, including those related to:

•	challenges caused by distance as well as language and cultural differences;

•	general economic conditions in each country or region;

•	regulatory changes;

•	political unrest, terrorism and the potential for other hostilities;

•	public health risks, particularly in areas in which we have significant operations;

•	longer payment cycles and difficulties in collecting accounts receivable;

•	overlapping or changes in tax regimes;

•	difficulties in transferring funds from certain countries;

•	laws such as the UK Bribery Act 2010 and the U.S. Foreign Corrupt Practices Act, and local laws which also prohibit corrupt payments to governmental officials; and

•	reduced protection for intellectual property rights in some countries.

If we are unable to manage the foregoing international aspects of our business, our operating results and overall business could be adversely affected.

Our results of operations may be adversely affected by fluctuations in currency values.

The majority of our revenue is transacted in the U.S. dollar and the euro, and we incur the majority of our costs in the U.S. dollar, the euro and the British pound, and to a lesser extent in Swiss francs and other currencies. Changes in the relative value of major currencies, particularly the U.S. dollar as compared to each of the euro and the British pound, may significantly affect our operating results. In fiscal 2013, approximately 53%, 20%, 13% and 5% of our revenue were transacted in U.S. dollars, euros, British pounds and Swiss francs, respectively; and in fiscal 2013, approximately 53%, 17%, 17% and 5% of our expenses were transacted in U.S. dollars, euros, British pounds and Swiss francs, respectively. As we have a larger amount of our euro-denominated transactions associated with revenue, a devaluation of the euro relative to the U.S. dollar would adversely affect our results of operations reported in U.S. dollars. As the transactions in British pounds are primarily expenses, a decline of the U.S. dollar relative to the British pound would negatively impact our results of operations reported in U.S. dollars. We also maintain intercompany trade balances and cash balances that are subject to currency remeasurement, and for which a change in currency exchanges rates between U.S. dollars, euros, British pounds and Swiss francs could result in an adverse charge being recorded to our income statement. Our currency remeasurement gains and losses are charged against earnings in the period incurred.

At times we may enter into forward contracts for the purpose of hedging all, or a portion of, either our anticipated future currency transactions, or our net investments in, or assets and liabilities of, our subsidiaries located outside of the United States. We may not be able to enter into contracts to hedge our currency exposure in the future, or may not be able to do so on a cost effective basis, which may adversely affect our results of operations.

We have organized certain of our software development capabilities in locations outside of the U.S., which subjects us to risks that may result in certain staffing and management difficulties. If these risks are not effectively addressed, it could delay development of upgrades and new products, which could materially adversely affect our results of operations.

In addition to our software development centers in Irvine, California and Bedford, Massachusetts, we have software development centers in Hanoi, Vietnam; St. Petersburg, Russia; Freiburg, Germany; Vienna, Austria; Derry, Northern Ireland; and Hyderabad, India. These foreign locations account for approximately two-thirds of our software development personnel. With certain of our software development activities being conducted at geographically dispersed locations, we are subject to various risks, including: language and other communications barriers; cultural differences; time zone differences, which make communications more difficult; and challenges related to the need to remotely manage developers and programmers, particularly when the persons most familiar with the needs of our customer base and the desired new functionality and features are not located there. If we are unable to expand or adequately staff and manage our existing research and development operations located outside of the U.S., we may not realize, in whole or in part, the anticipated benefits from these initiatives (including lower research and development expenses), which in turn could materially adversely affect our business, financial condition, and results of operations.

We operate in an industry with extensive intellectual property litigation. Claims of infringement against us could materially adversely affect our business, operating results and financial condition.

Our success depends, in part, upon us and our customers not infringing upon intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. The technology industry generally is characterized by extensive intellectual property litigation. Many participants that own, or claim to own, intellectual property historically have aggressively asserted their rights. Many of our contracts provide our customers or partners with indemnification with respect to their use of our intellectual property. We cannot predict whether any existing or future third party intellectual property rights would require us to alter our technologies, obtain licenses or cease certain activities.

Future litigation may be necessary to defend ourselves, our customers or our partners by determining the scope, enforceability and validity of third party proprietary rights or to establish our proprietary rights. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and could:

•	adversely affect our relationships with our current or future customers or partners;

•	cause delays or stoppages in providing new sales of our products;

•	divert management’s attention and resources;

•	require technology changes that would cause us to incur substantial cost;

•	subject us to significant liabilities;

•	require us to enter into royalty or licensing agreements on unfavorable terms; and

•	require us to cease certain activities.

In addition to liability for monetary damages, which may be trebled and may include attorneys’ fees, or, in certain circumstances, our customers’ fees, we may be prohibited from developing, commercializing or continuing to provide new sales of our products unless we obtain licenses from the holders of the patents or other intellectual property rights. We cannot assure you that we will be able to obtain any such licenses on commercially favorable terms, or at all. If we do not obtain such licenses, we could, for example, be required to cease or materially alter our product offerings and our business, operating results and financial condition could be materially adversely affected.

If we are unable to protect our intellectual property and proprietary rights, our competitive position and our business could be materially adversely affected.

We regard the protection of our developed technologies and intellectual property rights as an important element of our business operations and as crucial to our success. Unauthorized use of our intellectual property and proprietary rights may reduce our revenue, devalue our brands and property and harm our reputation. We rely primarily on a combination of patent laws, trademark laws, copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology.

We generally require our employees, consultants and advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except under specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. The development of our technology and many of our processes are dependent upon the knowledge, experience and skills of key technical personnel.

The laws of many countries, including countries where we conduct business, do not protect our proprietary rights to as great an extent as do the laws of the United States and European countries. Further, the laws in the United States and elsewhere change rapidly, and any future changes could materially adversely affect us and our intellectual property. As of October 31, 2013, we held 24 issued U.S. patents and had 31 pending U.S. patent applications, as well as 15 foreign patents and 11 patent applications pending in jurisdictions outside of the United States. We are also in the process of filing additional corresponding foreign applications pursuant to the Patent Cooperation Treaty for our issued U.S. patents and our pending U.S. patent applications. Any “in process” or pending patent applications may or may not be issued and any existing or future patents that may issue may not survive a legal challenge to their scope, validity or enforceability, or provide significant protection for us. The failure of our patents, or our reliance upon copyright and trade secret laws to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. In addition, patents may not be issued for any of our current or any future applications.

Monitoring unauthorized use of our intellectual property is difficult and costly. Our efforts to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. We may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, which could harm our business, whether or not such litigation results in a determination favorable to us. In addition, litigation is inherently uncertain, and thus we may not be able to stop our competitors from infringing upon our intellectual property rights.

Restrictions in our revolving credit facility may limit our activities.

We have a $40.0 million revolving credit facility with Bank of America Merrill Lynch, which was initially entered into on August 22, 2011, and was amended on October 14, 2013. The revolving credit facility, as amended, expires on June 30, 2016. As of June 30, 2013, we had $39.6 million available under our revolving credit facility. The revolving credit facility contains restrictions, including covenants limiting our ability to incur additional debt, grant liens, make certain investments, make restricted payments, consolidate, merge or acquire other businesses, sell assets, pay dividends and other distributions, repurchase stock and enter into transactions with affiliates. There can be no assurance that we will be able to remain in compliance with the covenants to which we are subject in the future and, if we fail to do so, that we will be able to obtain waivers from our lenders or amend the covenants.

In the event of a default under our revolving credit facility, we could be required to immediately repay all then-outstanding borrowings, which we might not be able to do. In addition, certain of our subsidiaries are required to guarantee amounts borrowed under the revolving credit facility, and we have pledged the shares of certain of our subsidiaries as collateral for our obligations under the revolving credit facility. Any such default could have a material adverse effect on our ability to operate, including allowing lenders under the revolving credit facility to enforce guarantees of our subsidiaries, if any, or exercise their rights with respect to the shares of our subsidiaries pledged as collateral.

We may need to raise additional funds to support our business operations or to finance future acquisitions, including through the issuance of equity or debt securities, which could have a material adverse affect on our ability to grow our business.

If we do not generate sufficient cash from operations or do not otherwise have sufficient cash and cash equivalents to support our business operations or to finance future acquisitions, we may need to issue debt or equity, if prevailing market conditions are favorable and we are permitted to do so under the terms of our current revolving credit facility. We may not be able to raise cash on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price of our common shares. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our common shares. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our plans to the extent of available funding, which could harm our ability to grow our business.

Our business and products are dependent on the availability, integrity and security of our and other third party information technology systems.

Our information technology (IT) systems (including our telecommunications) and related software applications are integral to our business. We rely on controls and systems to ensure data integrity of critical business information. Lack of data integrity could create inaccuracies and hinder our ability to perform meaningful business analysis and make informed business decisions. Computer programmers and hackers may be able to penetrate our network security and misappropriate, copy or pirate our confidential information or that of third parties, create system disruptions or cause interruptions or shutdowns of our internal systems and services. A number of websites have been subject to denial of service attacks, where a website is bombarded with information requests eventually causing the website to overload, resulting in a delay or disruption of service. Also, there is a growing trend of advanced persistent threats being launched by organized and coordinated groups against corporate networks to breach security for malicious purposes. If successful, any of these events could damage our computer or telecommunications systems or those of our customers and could disrupt or prevent us from providing timely maintenance services for our products. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. The costs to us to eliminate or alleviate security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and the efforts to address these problems could result in interruptions, delays, cessation of service and loss of existing or potential customers and may impede our sales, distribution and other critical functions.

In the course of our regular business operations and providing maintenance services to our customers, we process and transmit proprietary information and sensitive or confidential data, including personal information of employees, customers and others. Breaches in security could expose us, our customers or the individuals affected to a risk of loss or misuse of this information, resulting in potential regulatory actions, litigation and potential liability for us, as well as the loss of existing or potential customers and damage to our brand and reputation.

Despite network security, disaster recovery and systems management measures in place, we may encounter unexpected general systems outages or failures that may affect our ability to conduct research and development, provide maintenance services for our products, manage our contractual arrangements, accurately and efficiently maintain our books and records, record our transactions, provide critical information to our management and prepare our financial statements. Additionally, these unexpected systems outages or failures may require additional personnel and financial resources, disrupt our business or cause delays in the reporting of our financial results. We may also be required to modify, enhance, upgrade or implement new systems, procedures and controls to reflect changes in our business or technological advancements, which could cause us to incur additional costs and require additional management attention, placing burdens on our internal resources. We also outsource certain IT-related functions and support for our SaaS subscription offering to third parties that are responsible for maintaining their own network security, disaster recovery and systems management procedures. If we, or our third party IT vendors, fail to manage our IT systems and related software applications effectively, it could adversely affect our business operations, operating results and cash flows.

We could be subject to potential product liability claims and third-party litigation related to our products and services, which could materially adversely affect our operating results and financial condition.

Our products are used in connection with critical business functions and may result in significant liability claims if they do not work properly. Limitation of liability provisions included in our license agreements may not sufficiently protect us from product liability claims because of limitations in existing or future laws or unfavorable judicial decisions. The sale and support of our products may give rise to claims in the future that may be substantial in light of the use of those products in business-critical applications. Liability claims could require expenditure of significant time and money in litigation or payment of significant damages which could materially adversely affect our operating results and financial condition.

Our future results of operations could be materially adversely affected by unanticipated performance problems or bugs in our software product offerings.

If the software products that we offer and continue to introduce are not accepted in the marketplace, our future financial results could be materially adversely affected. Most of our products are continually being enhanced or further developed in response to general marketplace demands. Accordingly any unanticipated performance problems or bugs that we have not been able to detect could result in additional development costs, diversion of technical and other resources from our other development efforts, negative publicity regarding us and our products, harm to our customer relationships and exposure to potential liability claims. In addition, if our products do not enjoy wide commercial success, our long-term business strategy could be affected, which could materially adversely affect our business, operating results and financial condition.

We may be restricted as to how we use or distribute our technologies or may be required to release the source code of certain technologies that may be subject to open source licenses.

We have incorporated open source software into our products. Certain open source licenses require that source code subject to the license be released or made available to the public. Such open source licenses typically mandate that proprietary technologies, when combined in specific ways with open source software, become subject to the open source license. We take steps to ensure that our proprietary technologies are not combined with, or do not incorporate, open source software in ways that would require our proprietary technologies to be subject to an open source license. However, few courts have interpreted the open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to uncertainty. While our end-user license agreement prohibits the use of our technologies in any way that would cause them to become subject to an open source license, our customers could, in violation of our end user license agreement, combine our technologies with technologies covered by an open source license.

In addition, we rely on multiple software engineers to design our intellectual property. Although we take steps to ensure that our engineers do not include open source software in the technologies they design without our permission, we may not exercise complete control over the product development efforts of our engineers and we cannot be certain that they have not incorporated open source software into our proprietary technologies. In the event that portions of our proprietary technologies are determined to be subject to an open source license, we might be required to publicly release the affected portions of our source code, which could reduce or eliminate our ability to commercialize our products. Also, our ability to market our products depends in part on the existence of proprietary operating systems. If freely distributed operating systems like Linux become more prevalent, the need for our products may diminish and our revenue could be adversely affected.

Our business could be adversely affected by the loss of licenses to use third-party intellectual property or the lack of support or enhancement of such software.

We currently utilize a limited number of third-party software providers for inclusion of their intellectual property in our product offerings. If such third-party intellectual property were not available from these or alternative providers, we might experience delays or increased costs in the development of our products. These third-party intellectual property licenses may not continue to be available to us on commercially reasonable terms, and the intellectual property may not continue to be appropriately supported, maintained, or enhanced by the licensors. The loss by us of the license to use, or the inability by licensors to support, maintain, and enhance any of such intellectual property, could result in increased costs or in delays or reductions in product shipments until equivalent intellectual property is developed or licensed and integrated with internally developed intellectual property. Such increased costs or delays or reductions in product shipments could adversely affect our business.

We may have exposure to greater than anticipated tax liabilities which could adversely affect our operating results.

Our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions where we are subject to lower statutory tax rates and higher than anticipated in jurisdictions where we are subject to higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities or changes in tax laws, regulations, accounting principles or interpretations thereof. In addition, there is a risk that amounts paid or received in transactions between us and our various international subsidiaries in the past and/or the future could be deemed for transfer pricing purposes to be lower or higher than we previously recognized or expected to recognize. Our determination of our tax liability is always subject to review by applicable tax authorities. Any negative outcome of such a review could have an adverse effect on our operating results and financial condition. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and could adversely affect our operating results.

Unfavorable weather conditions and natural disasters could have a material adverse effect on our business.

We operate on a global basis, including areas prone to unfavorable weather conditions or natural disasters, such as hurricanes, earthquakes, tsunamis, floods or fires. For example, our operating headquarters are located in a known seismic area. Any unfavorable weather conditions or natural disasters in the geographic regions in which we operate could negatively impact our business by interrupting production or communications, increasing our cost of sales, disrupting product or service deliveries or preventing us from sourcing necessary materials.

Risks Related to this Offering and Our Common Shares

We have had no prior public market in the U.S. for our common shares, the trading price of our common shares is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

There has been no public market in the U.S. for our common shares prior to this offering. Since 1997, the ordinary shares of Kofax (U.K.) have been listed for trading on the London Stock Exchange. The per share price of the ordinary shares on the London Stock Exchange has been highly volatile. For example, the highest price at which the ordinary shares traded in fiscal 2013 was 341 pence ($5.18, based on the exchange rate as of that trading date) and the lowest price was 248.25 pence ($3.86, based on the exchange rate as of that trading date). Investors who purchase our common shares in this offering may not be able to sell their common shares at or above the initial public offering price. Market prices for companies similar to us experience significant price and volume fluctuations.

An active or liquid market for our common shares in the U.S. may not develop upon completion of this offering or, if it does develop, it may not be sustainable given the limited number of common shares being issued in this offering. The initial public offering price for our common shares will be determined through negotiations with the underwriter, and the negotiated price may not be indicative of the market price of the common shares after this offering. This initial public offering price will vary from the market price of our common shares after the offering. As a result of these and other factors, you may be unable to resell your common shares at or above the initial public offering price.

The following factors, in addition to other risks described in this prospectus, may have a significant effect on the market price of our common shares:

•	variations in our operating results;

•	actual or anticipated changes in the estimates of our operating results;

•	changes in stock market analyst recommendations regarding our common shares, other comparable companies or our industry generally;

•	macro-economic conditions in the numerous countries in which we do business;

•	currency exchange fluctuations and the denominations in which we conduct business and hold our cash reserves;

•	market conditions in our industry, the industries of our customers and the economy as a whole;

•	actual or expected changes in our growth rates or our competitors’ growth rates;

•	changes in the market valuation of similar companies;

•	the trading volume of our shares both on the London Stock Exchange and The NASDAQ Global Select Market;

•	sales of our common shares by us or our shareholders; and

•	the adoption or modification of regulations, policies, procedures or programs applicable to our business.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common shares could decline for reasons unrelated to our business, financial condition or operating results. The trading price of our common shares might also decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. Each of these factors, among others, could harm the value of your investment in our common shares. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially adversely affect our business, operating results and financial condition.

As a new investor, you will experience dilution as a result of this offering.

The public offering price per common share will be higher than the net tangible book value per common share prior to the offering. Consequently, if you purchase common shares in this offering at the public offering price of $5.85 per common share, you will incur immediate dilution of $5.25 per common share, based on our capitalization as of June 30, 2013. For further information regarding the dilution of our common shares, please see the section entitled “Dilution.” In addition, you may experience further dilution to the extent that additional shares are issued upon exercise of outstanding stock options, the vesting of shares under our equity incentive plans, or if the underwriter exercises its over-allotment option.

We may lose our foreign private issuer status in the future, which would result in significant additional costs and expenses.

We are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and related rules and regulations. In addition, as a foreign private issuer, we are exempt from many of the corporate governance requirements that apply to domestic U.S. issuers under applicable rules of The NASDAQ Global Select Market, Inc., or NASDAQ. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on December 31, 2013.

In the future, we will lose our foreign private issuer status if a majority of our shareholders and a majority of our directors or management are U.S. citizens or residents. If we lose our foreign private issuer status, we will have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We will be required to file periodic reports and registration statements on U.S. domestic issuer forms containing financial statements prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, with the U.S. Securities and Exchange Commission, or SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, if we lose our status as a foreign private issuer we will become subject to the NASDAQ corporate governance requirements, which are more strenuous than the corporate governance requirements under Bermuda law and those applicable to companies with shares admitted to trading on the London Stock Exchange. As a result, the regulatory and compliance costs to us may be significantly higher if we cease to qualify as a foreign private issuer.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to a domestic U.S. issuer. As a result, we will not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in the United Kingdom under applicable securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.

We are an “emerging growth company” under the JOBS Act of 2012, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not

“emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our financial statements in accordance with IFRS as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an “emerging growth company”, we may be able to take advantage of the benefits of this extended transition period.

We will remain an “emerging growth company” until the earliest to occur of any of the following: our revenue exceeds $1.0 billion; the date we issue more than $1.0 billion in non-convertible debt in a three year period; the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or the last day of our fiscal year containing the fifth anniversary of the date on which our shares become publicly traded in the United States.

Our status as an “emerging growth company” under the JOBS Act of 2012 may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because, if we convert to U.S. GAAP, we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

Future equity issuances or sales of our common shares in the public market could cause our share price to decline.

If we issue equity securities in the future, including as consideration for future acquisitions or investments, the ownership interests of our existing shareholders will be diluted, and the market price of our common shares could decline. Additionally, if our shareholders sell a substantial number of our common shares in the public market after this offering, or if there is a perception that these sales or issuances might occur, the market price of our common shares could decline. Based on the number of common shares outstanding as of June 30, 2013, upon the closing of this offering, assuming no exercise of the underwriter’s over-allotment option, and further assuming no outstanding options are exercised prior to the closing of this offering, we will have 91,638,519 common shares outstanding. All of the common shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares purchased by our affiliates, as such term is defined in Rule 144 under the Securities Act, which will be eligible for resale subject to the volume and manner of sale limitations of Rule 144. See “Shares Eligible for Future Sale” for a discussion of the common shares that may be sold into the public market in the future.

Immediately following the consummation of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register our common shares available for issuance under our share incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance.

Upon the completion of this offering, our common shares will be listed on two separate stock markets for the foreseeable future and investors seeking to take advantage of price differences between such markets may create unexpected volatility in our share price; in addition, investors may not be able to easily move shares for trading between such markets.

The ordinary shares of Kofax (U.K.) are already listed and traded on the London Stock Exchange and upon completion of this offering our common shares will be listed and traded on the London Stock Exchange and The NASDAQ Global Select Market. While our shares are traded on both markets, price and volume levels for our common shares could fluctuate significantly on either market, independent of our share price or trading volume on the other market. Investors could seek to sell or buy our shares to take advantage of any price differences between the two markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on either exchange and in the volumes of shares available for trading on either market. In addition, holders of shares in either jurisdiction will not be immediately able to transfer such shares for trading on the other market without effecting necessary procedures with our transfer agent. This could result in time delays and additional cost for our shareholders. In addition, while we have no current plans to do so, we may decide to delist our shares from the London Stock Exchange in the future, in which case shareholders on the London Stock Exchange may seek to sell their shares on The NASDAQ Global Select Market as the date for our delisting on the London Stock Exchange draws near, which could cause the trading price of our common shares on The NASDAQ Global Select Market to decline. Furthermore, following such de-listing, trading in our shares will be available only on The NASDAQ Global Select Market. If we are unable to continue to meet the regulatory requirements for listing on The NASDAQ Global Select Market, we may lose our listing on The NASDAQ Global Select Market, which could further impair the liquidity of our shares.

Certain of our executive officers, directors and principal shareholders will continue to have control over us after this offering and may be able to exercise significant influence over matters subject to shareholder approval.

One of our directors, William T. Comfort III, together with his affiliates, beneficially owned approximately 18.0% of our outstanding common shares as of June 30, 2013, and we expect that, upon completion of this offering, that same group will beneficially own at least 17.6% of the combined total of our outstanding common shares, on a fully-diluted basis, assuming no exercise of the underwriter’s over-allotment option. Sales by Mr. Comfort of a substantial number of shares, or the expectation that such sales may occur, could significantly reduce the market price of our common shares. In aggregating this director’s beneficial ownership with all of our executive officers and directors, together with their respective affiliates, they collectively beneficially owned approximately 24.1% of our outstanding shares as of June 30, 2013, and we expect that upon completion of this offering, that same group will beneficially own at least 23.6% of the combined total of our outstanding common shares, on a fully-diluted basis, assuming no exercise of the underwriter’s over-allotment option.

Accordingly, Mr. Comfort, either alone or in combination with other executive officers and directors, together with their respective affiliates, if they act together, may be able to exercise influence over all matters requiring shareholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on the market value of our common shares. For information regarding the ownership of our outstanding common shares by our executive officers and directors and their affiliates, please see the section entitled “Principal Shareholders.”

A change in our tax residence could have a negative effect on our future profitability.

Although we are organized under the laws of Bermuda, a British overseas territory that is an island located off the coast of the United States, we are a resident in the United Kingdom for tax purposes. It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or as a result of any change in the conduct of our affairs following a review by our directors or for any other reason, we could become, or be regarded as having become, a resident in a jurisdiction other than the United Kingdom. Should we cease to be tax resident in the United Kingdom, we may have exposure related to unexpected tax liabilities, such as a charge of United Kingdom capital gains tax on a deemed disposal at market value of our assets and of unexpected tax charges in other jurisdictions on our income. Similarly, if the tax residency of any of our subsidiaries were to change from their current jurisdiction for any of the reasons listed above, we may be subject to a charge of local capital gains tax on the assets. Furthermore, while we expect we and certain of our non-U.S. subsidiaries will qualify for the benefits of the Convention Between the United States of America and the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation, etc., or the U.S.-U.K. Treaty, we have not sought or obtained a ruling from the IRS or an opinion of counsel addressing the issue, and there can be no assurances we or our non-U.S. subsidiaries will qualify for the benefits of the U.S.-U.K. Treaty.

We are a Bermuda company and it may be difficult for you to enforce judgments against us or certain of our directors or officers.

We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Bermuda legislation regarding companies is largely based on English corporate law principles. However, there can be no assurance that Bermuda law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the U.S., which could adversely affect the rights of investors. Most of our directors and some of the named experts referred to in this prospectus are not residents of the U.S., and a substantial portion of our assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process on those persons in the U.S. or to enforce in the U.S. judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. We have been advised by our special Bermuda counsel that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the U.S., against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Furthermore, we have been advised by our special Bermuda counsel that Bermuda courts will not recognize or give effect to U.S. federal securities laws that such Bermuda courts consider to be procedural in nature, are revenue or penal laws or the application of which would be inconsistent with public policy in Bermuda. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, will not be recognized or given effect to in any action brought before a court of competent jurisdiction in Bermuda where the application of such remedies would be inconsistent with public policy in Bermuda. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because those laws do not have the force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law. Shareholders of a Bermuda company may have a cause of action against us or our directors for breach of any duty in the bye-laws or any shareholders’ agreement owed personally by us to the shareholder. Directors of a Bermuda company may be liable, to the company for breach of their duties as directors to that company under the Companies Act 1981 of Bermuda, or the Bermuda Companies Act, and at common law. Such actions must, as a general rule, be brought by the company. Where the directors have carried on an act which is ultra vires or illegal, then the shareholder has the right, with leave of the court, to bring a derivative action to sue the directors on behalf of the company with any damages awarded going to the company itself. Shareholders are also able to take action against a company if the affairs of the company are being conducted in a manner which is oppressive or unfairly prejudicial to the shareholders or some number of them, and to seek either a winding-up order or an alternative remedy if a winding-up order would be unfairly prejudicial to them.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

Our bye-laws that are to be effective upon completion of the Migration contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director or any claims of violations of the Securities Act of 1933 or the Securities Exchange Act of 1934 the waiver of which would be prohibited by Section 14 of the Securities Act and Section 29(a) of the Exchange Act.

We have provisions in our bye-laws that may discourage a change of control.

Our bye-laws that are to be effective upon completion of the Migration contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions include, among others:

•	restrictions on the time period in which directors may be nominated;

•

the inclusion in the bye-laws of provisions substantially equivalent to those contained in the UK Takeover Code, including limitations on the acquisition of additional shares above a 30% threshold, as further set out in the bye-laws;

•	our bye-laws do not permit cumulative voting in the election of directors; and

•

our bye-laws require shareholders wishing to propose a person for election as a director (other than persons proposed by our Board of Directors) to give advance written notice of nominations for the election of directors.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares. See “Description of Share Capital.”

U.S. Holders of our common shares could be subject to material adverse tax consequences if we are considered a Passive Foreign Investment Company for U.S. federal income tax purposes.

There is a risk that we will be classified as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. Holders of our common shares and may cause a reduction in the value of such shares. For U.S. federal income tax purposes, “U.S. Holders” include individuals and various entities that are subject to U.S. federal income tax. A corporation is classified as a PFIC for any taxable year in which (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of all its assets produces or are held for the production of passive income. For this purpose, passive income includes among other things, dividends, interest, certain rents and royalties, annuities, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC in any previous taxable year, and we do not expect to become a PFIC in the foreseeable future, although there can be no assurance in this regard. The U.S. Internal Revenue Service or a U.S. court could determine that we are a PFIC in any of these years. If we were classified as a PFIC, U.S. Holders of our common shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and a U.S. holder of our common shares is urged to consult its own tax advisors regarding the possible application of the PFIC rules to it in its particular circumstances. See “Taxation—United States Taxation Consequences—Taxation of U.S. Holders—Passive Foreign Investment Company”.

Our management will have broad discretion over the use and investment of the net proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use and investment of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these net proceeds. Our management intends to use the net proceeds from this offering for general corporate purposes. Pending this use, we intend to invest the net proceeds in short-term bank deposits or interest-bearing, investment-grade securities. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how the net proceeds from this offering are used. If the banking system or the fixed income, credit or equity markets deteriorate or remain volatile, our investment portfolio may be impacted and the values and liquidity of our investments could be adversely affected.

Our share price and trading volume could decline if securities or industry analysts that follow the U.S. equity markets do not publish research or publish unfavorable or inaccurate research about our business.

The trading market for our common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Certain analysts in the U.S. markets have historically published research about our business, and we anticipate that coverage expanding in connection with our initial public offering of common shares in the U.S. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of our company, or if these securities or industry analysts are not widely respected within the general investment community, the trading price for our common shares could be negatively impacted. In the event one or more of the securities or industry analysts who may cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common shares could decrease, which could cause our share price and trading volume to decline.

Our management will be required to devote substantial time to new compliance initiatives.

As a company whose shares will be publicly traded in the U.S., the Sarbanes-Oxley Act, the rules of the SEC and NASDAQ will impose various requirements on us, including requiring the establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives as well as investor relations activities. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us and, as a result, the value of our common shares.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, in the future, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. This assessment will need to include disclosure of any material weaknesses identified by management or our independent registered public accounting firm in our internal control over financial reporting. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an independent audit of the effectiveness of our internal control over financial reporting by our independent registered public accounting firm. Because we are an “emerging growth company” under the JOBS Act, however, so long as we retain our status as an “emerging growth company,” we are not required to comply with the audit requirements of Section 404 of the Sarbanes-Oxley Act.

Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. We may determine that our current internal audit function may be insufficient, and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We also expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective or we are unable to obtain an unqualified audit report on our internal control over financial reporting from our independent registered public accounting firm as required under Section 404 of the Sarbanes-Oxley Act, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common shares could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities. Moreover, even if we were to conclude, and our independent registered public accounting firm were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to remediate any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of U.S. public companies, could also restrict our future access to the capital markets.

We may, but do not anticipate, paying dividends in the foreseeable future.

We do not currently pay dividends. We last declared and paid cash dividends during our fiscal year ended June 30, 2009, when we paid approximately $2.0 million in dividends. We stopped paying dividends after fiscal 2009 and have since retained all available funds and earnings to support the operation of and to finance the growth and development of our business. Any future determination to declare dividends will be made at the discretion of our Board of Directors, subject to compliance with applicable laws and covenants under our revolving credit facility, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant. We may, but do not anticipate, paying any dividends for the foreseeable future. As a result, a return on your investment will only occur if our share price appreciates.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include, among other things, statements relating to our goals and strategies, our competitive strengths, our expectations and targets for our results of operations, our business prospects and our expansion strategy. We have based these forward-looking statements largely on current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity or performance to differ materially from what is described in such forward looking statements.

The forward-looking statements included in the prospectus are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under “Risk Factors” and elsewhere in this prospectus, including, among other things:

•	our ability to successfully meet anticipated revenue levels from sales of our software licenses;

•	our ability to successfully develop, market or sell new products or adopt new technology platforms;

•	our ability to continue to grow through acquisitions or investments in other companies or technologies;

•	our ability to realize the anticipated benefits of our consummated acquisitions or investments in other companies;

•	risks related to the continued uncertainty in the global financial markets and unfavorable global economic conditions;

•	our installed customer base continuing to license additional products, renew maintenance agreements and purchase additional professional services;

•	our ability to attract and retain qualified personnel;

•	our ability to adequately manage our growth;

•	risks related to competition;

•	our ability to maintain good relations with our channel partners;

•	risks associated with our international operations and fluctuations in currency values;

•	risks related to unanticipated performance problems or bugs in our software product offerings; and

•	our ability to protect our intellectual property and proprietary rights.

These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment and new risk factors emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statement.

You should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this prospectus. These forward-looking statements speak only as of the date of this prospectus. We do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, unless the securities laws require us to do so.

INDUSTRY AND MARKET DATA

This prospectus includes information with respect to market share and industry conditions from third-party sources, public filings and our good faith estimates, which are derived from management’s review of internal data and information, as well as the following third-party sources: Harvey Spencer Associates, an industry analyst firm focused on capture software and services; Association for Image and Information Management (AIIM), a global trade association; AberdeenGroup, an independent information technology research firm; and Forrester Research, Inc., or Forrester, a global research and advisory firm. While we believe that such information and estimates are reasonable and reliable, we have not independently verified the data from these third-party sources, including Harvey Spencer Associates, dated July 2013, CNN, March 2010, AIIM, April 2012, AIIM, November 2010, AberdeenGroup, June 2010, Gartner—The 2010 Gartner Scenario: The Current State and Future Directions of the IT Industry, May 2011, Gartner—“Magic Quadrant” for BPM, April 2011, Gartner—Market Snapshot, July, 2013, Gartner—Market Update, December 2012, Forrester Research, Inc.—“Wave” for Dynamic Case Management, January 2011, Forrester Research, Inc.—The Forrester WaveTM: Multichannel Capture, Q3 2012, August 2012 Forrester Research, Inc.—Market Analysis of Multichannel Capture, Business Process Management, and Smart Process Applications, 2013 through 2016, January 2013, and Forrester Research, Inc.—“Wave” for Smart Process Applications, April 2013.

Similarly, our internal research is based upon our understanding of industry conditions, and such information has not been verified by independent sources. Specifically, when we refer to the relative size, regions served, number of users, experience and financial performance of our business as compared to other companies in our sector, our assertions are based upon comparisons provided by third-party sources and on management estimates, as outlined above. Our estimates involve risks and uncertainties, and are subject to change based on various factors, including those discussed in this prospectus under the heading “Risk Factors.”

All references to “U.S. dollars” or “$” are to the legal currency of the United States; all references to “£,” “pound,” “British pound,” “pound sterling,” “p” or “pence” are to the legal currency of the United Kingdom (and “p” or “pence” shall mean one-hundredth of £1); all references to “€” or “euro” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended; and all references to “Swiss franc” are to the legal currency of Switzerland.

CORPORATE STRUCTURE

Kofax (U.K.) is currently organized as a public limited company under the laws of England and Wales. A company organized under the laws of England and Wales is not permitted to directly list its common equity (as opposed to depositary interests) on The NASDAQ Global Select Market. Under English law, it is not possible to change the place of incorporation of Kofax (U.K.) from one jurisdiction to another, requiring us to establish Kofax (Bermuda) as the new parent company of Kofax (U.K.). Accordingly, subject to the scheme of arrangement becoming effective, and prior to the closing of this offering, Kofax (U.K.) will become a wholly-owned subsidiary of Kofax (Bermuda). Kofax (Bermuda) was incorporated solely for this purpose. Prior to the Migration, has or will have nominal assets and has had no historic operations.

The establishment of Kofax (Bermuda) as the new parent company of Kofax (U.K.) will be achieved through a scheme of arrangement under Part 26 of the U.K. Companies Act of 2006. Pursuant to the scheme of arrangement, the shareholders of Kofax (U.K.) have agreed to have their ordinary shares in Kofax (U.K.) cancelled in consideration for (i) the issuance of common shares of Kofax (Bermuda) to the former shareholders of Kofax (U.K.) and (ii) the issuance of new shares in Kofax (U.K.) to Kofax (Bermuda). The scheme of arrangement provides for one common share of Kofax (Bermuda) to be issued in exchange for each ordinary share of Kofax (U.K.).

The scheme of arrangement will have no effect on the manner in which our business is conducted. We refer to the transactions contemplated by the scheme of arrangement throughout this prospectus as the “Migration.”

The Migration requires the approval of the shareholders of Kofax (U.K.) and the sanction of the English courts, although it only becomes effective when a copy of the order of the court approving the scheme of arrangement is delivered to the registrar of companies in England for registration. Kofax (U.K.) and Kofax (Bermuda) have agreed to be bound by the scheme of arrangement and to do what is necessary to facilitate its implementation. The approval of the shareholders of Kofax (U.K.) and the sanction of the court will have been obtained and the directors of Kofax (U.K.) will proceed to deliver the court order sanctioning the scheme of arrangement to the registrar of companies in England immediately prior to the closing of this offering. Depending upon the Kofax (U.K.) share price at the effective date of the scheme of arrangement, Kofax (Bermuda) may decide to implement a share capital consolidation (also known as a reverse stock split) on a one for two basis, in respect of the common shares of Kofax (Bermuda) issued pursuant to the scheme of arrangement. This would be done in order to enable the common shares of Kofax (Bermuda) to trade initially on The NASDAQ Global Select Market at a price more readily comparable to its peers.

In connection with the Migration and this offering, holders of outstanding options to purchase ordinary shares of Kofax (U.K.), as well as holders of conditional share awards, generally will be given the opportunity to exchange their awards relating to ordinary shares of Kofax (U.K.) for equivalent rights relating to common shares of Kofax (Bermuda). The replacement awards will be substantially similar to the old rights which they replace and they will become exercisable, settled or vested on substantially similar terms subject to the rules of the equity plans under which they were originally granted. If a holder of outstanding awards does not elect to receive equivalent new awards, such awards may lapse.

Although Kofax (Bermuda) is incorporated in and organized under the laws of Bermuda, the directors intend that the affairs of Kofax (Bermuda) should be managed and conducted so that it will be resident in the United Kingdom for tax purposes. No guarantee can be given that Kofax (Bermuda) will be respected as a United Kingdom resident for tax purposes. See “Taxation.”

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions, and the estimated offering expenses payable by us, will be approximately $7.7 million (or approximately $9.4 million if the underwriter’s over-allotment option is exercised in full).

We intend to use the net proceeds from this offering for general corporate purposes, including the development and introduction of new software offerings and the expansion of our marketing efforts, which may include the addition of new direct sales and service employees.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds of this offering in a manner other than as described above. Pending our use of the net proceeds as described above, we intend to invest the net proceeds in short-term bank deposits or interest-bearing, investment-grade securities.

DIVIDEND POLICY

Our Board of Directors has discretion as to whether we will pay dividends in the future, subject to restrictions under the Bermuda Companies Act and in accordance with our bye-laws. Under the Bermuda Companies Act, we may not declare or pay dividends if there are reasonable grounds for believing that either we are, or would after the payment be, unable to pay our liabilities as they become due, or that the realizable value of our assets would thereby be less than our liabilities. See “Description of Share Capital.” In addition, our ability to declare and pay dividends is restricted by covenants in our revolving credit facility.

We do not currently pay dividends. We last declared and paid cash dividends during our fiscal year ended June 30, 2009, when we paid approximately $2.0 million in dividends. We stopped paying dividends after fiscal 2009 in order to invest in the growth of our software business, which, after the sale of our hardware business on May 31, 2011, is our sole business. Accordingly, we may, but do not anticipate, declaring or paying any dividends for the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2013:

•	on an actual historical basis for Kofax (U.K.);

•	on a pro forma basis to give effect to the Migration; and

•

on a pro forma as adjusted basis to give effect to the sale of the common shares we are offering at the initial public offering price of $5.85 per share, and after deducting underwriting discounts and commissions and estimated offering expenses that are payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus as well as the information under “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2013
	Kofax (U.K.) Actual	Kofax (Bermuda) Pro Forma (1)	Kofax (Bermuda) Pro Forma As Adjusted (2)
		(in thousands)
Shareholders’ equity:
Share capital	$4,290	$95	$97
Share premium account	14,762	18,957	26,678
ESOP/EBT shares	(15,294)	(15,294)	(15,294)
Treasury shares	(15,980)	(15,980)	(15,980)
Merger reserve	2,835	2,835	2,835
Retained earnings	227,197	227,197	227,197
Currency translation adjustment	19,317	19,317	19,317

Total shareholders’ equity	237,127	237,127	244,850

Total capitalization	$237,127	$237,127	$244,850

(1)	Kofax (Bermuda) Pro Forma reflects the consummation of the Migration as of June 30, 2013. Pursuant to the Migration, one ordinary share of Kofax (U.K.) will be exchanged for one common share of Kofax (Bermuda). The adjusted par value of Kofax (U.K.)’s ordinary shares compared to the common shares of Kofax (Bermuda) results in the reduction of the Kofax (Bermuda) Pro Forma share capital amount to $95, with the balance allocated to the share premium account. The total value of the shareholders’ equity after giving effect to the Migration will not change. The Migration will take effect prior to the closing of this offering.
(2)	Kofax (Bermuda) Pro Forma As Adjusted reflects the Kofax (Bermuda) Pro Forma adjustment and the sale of Kofax (Bermuda) common shares in this offering at the initial public offering price of $5.85 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of our common shares that will be issued and outstanding immediately after this offering is based on 89,638,519 common shares of Kofax (U.K.) outstanding as of June 30, 2013, and excludes:

•

5,061,862 common shares issuable upon the exercise of outstanding options granted under the Kofax plc 2000 Share Option Plan and 323,900 common shares issuable upon the exercise of outstanding options granted under the 2012 Equity Incentive Plan at a weighted average exercise price of 211 pence ($3.22, based on the exchange rate on June 30, 2013) per share; and

•

2,800,529 common shares issuable upon the settlement of outstanding conditional share awards granted under the Kofax plc Long Term Incentive Plan and 485,000 common shares issuable upon the settlement of outstanding conditional share awards granted under the 2012 Equity Incentive Plan.

DILUTION

If you invest in our common shares, your ownership interest will be diluted for each common share you purchase to the extent of the difference between the initial public offering price per common share and our net tangible book value per common share after this offering.

Our adjusted net tangible book value as of June 30, 2013, on a pro forma as adjusted basis, after giving effect to the Migration, was $47.3 million, or $0.53 pro forma as adjusted per common share of Kofax (Bermuda). Pro forma as adjusted net tangible book value per share represents the amount of our total tangible assets less our total liabilities after giving effect to the Migration, divided by the pro forma as adjusted number of common shares outstanding as of June 30, 2013.

After giving effect to the sale of 2,000,000 common shares in this offering at the initial public offering price of $5.85 per common share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2013 would have been $55.1 million, or $0.60 per share.

This amount represents an immediate increase in pro forma as adjusted net tangible book value of $0.07 per share to our existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of $5.25 per share to new investors purchasing common shares in this offering at the initial public offering price. The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$5.85
Pro forma as adjusted net tangible book value as of June 30, 2013	$0.53
Pro forma as adjusted increase per share attributable to new investors	0.07

Pro forma as adjusted net tangible book value per share after this offering		0.60

Dilution per share to new investors		$5.25

If the underwriter exercises its over-allotment option in full in this offering, our pro forma as adjusted net tangible book value per share will be $0.62, representing an immediate increase in pro forma as adjusted net tangible book value per share attributable to this offering of $0.09 per share to our existing shareholders and an immediate pro forma as adjusted dilution per share to new investors in this offering of $5.23 per share.

The following table summarizes, on a pro forma as adjusted basis, after giving effect to the Migration, and the sale of 2,000,000 shares in this offering, the differences as of June 30, 2013, between our existing shareholders and the new investors with respect to the number of shares purchased from us, the total consideration paid and the average price per share paid. The total number of our shares does not include any shares issuable pursuant to the exercise of the over-allotment option granted to the underwriter.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	89,638,519	98%	$106,926,315	90%	$1.19
New Investors	2,000,000	2	11,700,000	10	5.85

Total	91,638,519	100%	$118,626,315	100%	$1.29

If the underwriter exercises its over-allotment option in full, our existing shareholders would own approximately 97% and our new investors would own approximately 3% of the total number of our shares outstanding after this offering, on a pro forma as adjusted basis.

The above tables and discussion exclude, as of June 30, 2013:

•	5,061,862 common shares issuable upon the exercise of outstanding options granted under the Kofax plc 2000 Share Option Plan and 323,900 common shares issuable upon the exercise of outstanding options granted under the 2012 Equity Incentive Plan at a weighted average exercise price of 211 pence ($3.22, based on the exchange rate on June 30, 2013) per share; and

•

2,800,529 common shares issuable upon the settlement of outstanding conditional share awards granted under the Kofax plc Long Term Incentive Plan and 485,000 common shares issuable upon the settlement of outstanding conditional share awards granted under the 2012 Equity Incentive Plan.

If all of these options had been exercised, and other equity incentive shares had vested on June 30, 2013, our net tangible book value would have been approximately $64.6 million, or $0.63 per share, and the dilution in net tangible book value to new investors would have been $5.16 per share.

MARKET FOR OUR SHARES

The ordinary shares of Kofax (U.K) began trading in the United Kingdom on AIM (the London Stock Exchange’s international market for small growing companies) in 1996 and subsequently transferred to the main market of the London Stock Exchange on December 8, 1997. The current stock symbol on the London Stock Exchange is “KFX.L.” Historical reports of transactions of Kofax (U.K.) shares are available on the London Stock Exchange under the symbol “KFX.L.”

The common shares of Kofax (Bermuda) will trade on the London Stock Exchange under the symbol “KFX.L” and on The NASDAQ Global Select Market under the symbol “KFX” after the effective date of the registration statement to which this prospectus relates.

The following table lists the high and low sales prices and the average daily trading volume on the London Stock Exchange for the ordinary shares of Kofax (U.K.) for the last six months; the last eight fiscal quarters; and the last five fiscal years. Prices indicated below with respect to Kofax (U.K.)’s ordinary share price include interdealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions. All prices are quoted in pence and U.S. dollars using the exchange rate on the applicable trading date.

	Pence		U.S. Dollars		Average Daily Trading Volume
Period	High	Low	High	Low
Monthly
November 30, 2013	399.75	329.50	$6.54	$5.34	140,487
October 31, 2013	380.00	345.75	$6.10	$5.62	78,736
September 30, 2013	388.00	344.50	$6.24	$5.36	84,235
August 31, 2013	360.00	331.00	$5.58	$5.14	48,545
July 31, 2013	348.00	322.25	$5.34	$4.82	78,419
June 30, 2013	341.00	295.75	$5.18	$4.64	54,525

Quarterly
September 30, 2013	388.00	322.25	$6.24	$4.82	70,646
June 30, 2013	341.00	295.75	$5.18	$4.64	70,787
March 31, 2013	330.00	260.00	$5.18	$4.05	173,293
December 31, 2012	309.50	270.00	$4.98	$4.32	88,201
September 30, 2012	307.75	248.25	$4.99	$3.86	161,175
June 30, 2012	315.50	236.50	$5.02	$3.80	236,613
March 31, 2012	336.25	233.50	$5.31	$3.65	204,409
December 31, 2011	299.75	215.50	$4.74	$3.46	263,521

Yearly
June 30, 2013	341.00	248.25	$5.18	$3.86	123,385
June 30, 2012	503.00	215.50	$8.11	$3.46	259,564
June 30, 2011	536.00	230.00	$8.64	$3.55	223,269
June 30, 2010	270.00	129.00	$4.01	$2.09	148,648
June 30, 2009	214.00	101.00	$3.75	$1.50	124,400

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The tables below present the selected historical consolidated financial data of Kofax (U.K.) and its consolidated subsidiaries, which upon effectiveness of the Migration and prior to consummation of this offering, directly or indirectly, will be wholly-owned subsidiaries of Kofax (Bermuda). The selected historical consolidated financial data of Kofax (U.K.) and its consolidated subsidiaries as of June 30, 2013 and 2012, and for the years ended June 30, 2013 and 2012 has been derived from Kofax (U.K.)’s audited consolidated income statements, statements of financial position and statements of cash flows for those periods, which are included elsewhere in this prospectus. The consolidated financial statements have been prepared and presented in accordance with IFRS as issued by the IASB. As an emerging growth company, we are not required to present, and have not presented, selected financial data for any period prior to our most recently completed two fiscal years.

On May 31, 2011, Kofax (U.K.) completed the disposition of its hardware business to an investor group composed of an unrelated third party and members of that business’ management team. The operating results of this business have been reclassified and reported as discontinued operations in the Company’s historical consolidated income statements. Subsequent to the sale of the hardware business, during the year ended June 30, 2013, the Company recorded additional costs associated with disposing of the hardware business.

The following selected historical consolidated financial data should be read in conjunction with our audited consolidated historical financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is included elsewhere in this prospectus. The historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	Fiscal Year Ended June 30,
	2013	2012
	(in thousands, except per share data)
Software licenses	$112,228	$117,255
Maintenance services	121,751	113,784
Professional services	32,339	31,442

Total revenue	266,318	262,481

Cost of software licenses	10,688	11,301
Cost of maintenance services	18,194	16,420
Cost of professional services	28,343	26,784
Research and development	34,686	33,804
Sales and marketing	98,209	96,292
General and administrative	37,286	39,096
Amortization of acquired intangible assets	6,707	5,190
Acquisition-related costs	4,682	5,870
Restructuring costs	—	4,917
Other operating expenses, net	2,395	669

Operating costs and expenses	241,190	240,343

	Fiscal Year Ended June 30,
	2013	2012
	(in thousands, except per share data)
Income from operations	25,128	22,138

Finance income (expense), net	(6,929)	5,294

Income from continuing operations, before income taxes	18,199	27,432
Income tax expense	(8,198)	(9,995)

Income from continuing operations, after income taxes	10,001	17,437
Loss from discontinued operations, net of tax	—	(1,413)

Income attributable to equity holders	$10,001	$16,024

Earnings per Share Attributable to Equity Holders:
Basic	$0.12	$0.19
Diluted	$0.11	$0.18

Earnings per Share From Continuing Operations, after income taxes:
Basic	$0.12	$0.21
Diluted	$0.11	$0.20

	As of June 30,
	2013	2012
	(in thousands)
Cash and cash equivalents	$93,413	$81,122
Working capital (1)	49,861	43,008
Total assets	379,143	357,777
Total shareholders’ equity	237,127	217,940

	Fiscal Year Ended June 30,
	2013	2012
	(in thousands)
Cash flows from operations	$30,523	$18,776

(1)	Working capital is defined as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Historical Consolidated Financial Data” and the Kofax (U.K.) and Kofax (Bermuda) consolidated financial statements and the related notes thereto included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and opinions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences or cause our actual results or the timing of selected events to differ materially from those anticipated in these forward-looking statements include those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading provider of smart process applications software and related maintenance and professional services for the critical First Mile™ of interactions between businesses, government agencies and other organizations (collectively, organizations) and their customers, citizens, vendors, employees and other parties (collectively, constituents). Our software enables organizations to design, deploy, and operate comprehensive systems that create an essential link between their systems of engagement, which generate real time, information-intensive communications from constituents, and their systems of record, which are typically large scale enterprise applications and repositories used to manage their internal operations. Our software streamlines critical information processing, which we believe allows our users to be more responsive to their constituents, provide better service, gain competitive advantage and grow their organizations while reducing our users’ costs and improving their regulatory compliance.

We operate on a global basis, and as of June 30, 2013, we had 1,248 employees located in 32 countries. We utilize a hybrid go-to-market model that delivers our software and services through both our direct sales and service employees and an indirect channel of more than 850 authorized resellers, original equipment manufacturers and distributors located in more than 75 countries as of June 30, 2013. We have approximately 20,000 active installations of our software with users in financial services, insurance, government, healthcare, supply chain (manufacturing, distribution, retail and logistics), business process outsourcing and other vertical markets, including 67 of the Fortune Global 100 companies.

We began operations in Switzerland in 1985 as a distributor of document imaging hardware and maintenance services under the name Dicom AG. We listed our ordinary (i.e., common) shares on AIM (the London Stock Exchange’s international market for smaller growing companies) in 1996 and subsequently transferred to the main market of the London Stock Exchange in 1997. Since then we have maintained a Premium Listing, which requires meeting the UK’s highest standards of regulation and corporate governance. We subsequently expanded into the distribution of related software products and services and became an independent software vendor through the acquisition of a number of software businesses beginning in 1999.

Our business has expanded, in part, as a result of acquisitions of, or investments in, other companies. In recent years, we have acquired the following software companies: OptiInvoice Digital Technology AB (October 2008), 170 Systems, Inc. (September 2009), Atalasoft, Inc. (May 2011), Singularity Limited (December 2011), Altosoft, Corp. (March 2013) and Kapow Technologies Holdings, Inc. (July 2013). We expect to continue to make additional acquisitions of companies, products and technologies, as well as investments in other businesses.

On May 31, 2011, Kofax (U.K.) completed the disposition of its hardware business to an investor group composed of an unrelated third party and members of that business’ management team. The operating results of this business have been reclassified and reported as discontinued operations in the consolidated income statements for all historical periods.

The capture, BPM and smart process applications markets are highly competitive software product and service markets, and we compete against many global competitors that are larger than us and better financed. These markets are characterized by technological innovation, which requires companies to introduce and/or acquire new products and functionality to remain competitive, and extensive intellectual property litigation. We are a global company with significant level of operations outside the U. S., which subjects us to risks and uncertainties, including global market conditions, and which may subject us to additional costs.

We believe that the ongoing challenges for our business include our ability to grow our customer base and associated revenue, both from channel partners and our direct sales organization; expand our product offerings in response to market demands; expand our expertise in new and existing industries to which we sell; and to remain a leader in the markets for capture, BPM, and smart process applications. We have been affected by uncertainty in global financial markets and unfavorable global economic conditions, particularly in many Southern European countries, and we continue to face challenges in those locations.

To support our growth and successfully address these challenges we plan to:

•	continue to invest in our direct sales force and marketing professionals;

•	further develop our relationships with our channel partners;

•	continue to devote resources to ensuring the continued high level satisfaction of our existing customer base;

•	continue to invest in our research and development resources;

•	expand our product offerings, including through the development of mobile capabilities and SaaS product offerings; and

•

continue to closely monitor and assess our operations, notably our sales and services offerings, in regions and markets where unfavorable global economic conditions have adversely affected us, and may continue to do so.

In addition to the growth and management of our organic operations discussed above, we believe that strategic acquisitions will allow us to better serve the needs of our users, expand our software offerings, augment our routes to market, expand our market opportunities, and broaden our user base. In the future we intend to evaluate and pursue such opportunities.

Key Financial and Operational Metrics

We manage our business by focusing on several key financial measures. These financial measures include both IFRS based financial measures and non-IFRS measures. The non-IFRS measures, including the basis for why we review them, and how they reconcile to IFRS measures, are discussed in more detail in this prospectus, in “Summary Historical Consolidated Financial Data—Non-IFRS Measures”. The following are key financial measures that we review when assessing our financial performance.

Revenue

We generate revenue from licensing the right to use our software products as well as from maintenance and professional services. We utilize a hybrid go-to-market model that delivers our software and services through our own direct sales and service employees, as well as through an indirect channel of authorized resellers, original equipment manufacturers and distributors. We have employees located in 32 countries, including sales and service personnel in most of those countries. Our indirect channel is composed of more than 850 authorized resellers, original equipment manufacturer partners and distributors located in more than 75 countries. Our channel partners, many of whom are long-standing partners, make sales that are limited to a single geographic region, business unit, line of business, function, or department. Our direct sales force often sells software and services that often encompass multiple regions, business units, lines of business, functions or departments, including, at times, enterprise-wide arrangements. Sales made to the small and medium-sized businesses targeted by our channel partners, on average, have smaller overall transaction sizes as compared to sales made by our direct sales force. Additionally, the volume of licenses sold by our channel partners is larger than the volume sold by our direct sales force, which makes our revenue from channel partner sales less reliant on any particular customer. Because they sell a higher volume of software, the revenue generated by these channel partners is generally subject to less volatility than the revenue generated by our direct sales force. We also receive royalty revenue from a number of original equipment manufacturers, many of whom are also longstanding channel partners, who include our software in the offerings that they sell to their customers.

In the fiscal year ended June 30, 2013 we derived approximately 46% of our total revenue from direct sales and approximately 54% from sales made through our indirect channel, and in the fiscal year ended June 30, 2012 we derived approximately 43% of our total revenue from direct sales and approximately 57% from sales made through our indirect channel.

Software licenses revenue has historically fluctuated on a quarterly basis, and we expect that it will continue to fluctuate on a quarterly basis, due to seasonality, which historically has resulted in higher software license revenue in our second and fourth fiscal quarters as well as uncertain and inconsistent timing of large transactions. In order to recognize software licenses revenue, the following conditions must be met: evidence of the arrangement must exist; the fees must be fixed and determinable; collectability is probable; the fair value attributable to the undelivered products or services can be measured reliably; and delivery of the software licenses must have occurred.

Maintenance services include software license updates and upgrades, including bug fixes, on a “when and if available” basis, as well as our providing support of customer inquiries. Our maintenance service agreements typically cover a one-year period. We measure the renewal rates associated with our organic maintenance revenue and during each of fiscal 2013 and fiscal 2012, those organic maintenance renewal rates were in excess of 90%. We generally price our maintenance services, and the associated renewals, on a consistent percentage of the associated software license fee. Payments for maintenance services are generally made at the outset of the maintenance service period and are non-refundable. Maintenance services revenue is earned ratably over the period of maintenance agreement.

Professional services revenue is derived from the provision of software implementation services, including data migration and business process assessments, from follow on services that our customers purchase from us from time to time, as well as from customer training. Our professional service engagements are predominantly sold on a time and materials basis with some sold on a fixed price basis. Fees for professional services are charged separately from fees for software licenses and maintenance services. Professional services contracted under time and material projects are recognized as the services are performed. With respect to professional services contracted on a fixed price basis, we have significant experience in providing these services and are able to estimate the stage of completion. Accordingly, we realize the revenue and profit on fixed price professional service engagements on a milestone basis.

Our operations and our customers are located around the world. Our global presence allows our local operating subsidiaries to contract with and service customers in their local market. We monitor our sales based on the following regions: the Americas, which is composed predominantly of the United States; Europe, including the Middle East and Africa (collectively, EMEA); and Asia Pacific (APAC). The geographic mix of our revenue in fiscal 2013, based on the locations of our customers, was as follows: Americas 53.3%, EMEA 39.4% and APAC 7.3%.

Income from Continuing Operations and Earnings per Share Data

In addition to the assessment of revenue as discussed above, management and the Board of Directors also review certain results from operations, including our income from continuing operations and earnings per share data.

	Fiscal Year Ended June 30,
	2013	2012
	(in thousands, except percentages)
Total revenue	$266,318	$262,481

Income from operations	$25,128	$22,138
Income from operations as a percentage of total revenue	9.4%	8.4%
Income from continuing operations, after income taxes	$10,001	$17,437

Income from continuing operations, after income taxes as a percentage of total revenue	3.8%	6.6%

Our ‘income from continuing operations, after income taxes’ decreased $7.4 million or 42.6% in fiscal 2013 compared to fiscal 2012. This decrease was primarily attributable to our ‘finance income (expense), net’ having decreased by $12.2 million, offset in part by our ‘income tax expense’ being $1.8 million less in fiscal 2013. The change in ‘finance income (expense), net’ was primarily due to the impact of changes in foreign exchange rates in fiscal 2013 compared to fiscal 2012. When excluding both ‘finance (income), expense, net’ and ‘income tax expense’, our ‘income from operations’ increased by $3.0 million, or 13.5%. As a percentage of total revenue our ‘income from operations’ was 9.4% and 8.4% in fiscal 2013 and fiscal 2012, respectively. Refer to results of operations below for further discussion of individual components of that change.

Our diluted earnings per share from continuing operations decreased by 45.0% in fiscal 2013, largely in line with our ‘income from continuing operations, after income taxes’, as our share count did not change significantly from fiscal 2012.

Adjusted Income from Operations and Adjusted Cash Flows from Operations

In addition to ‘income from operations’ discussed above, we evaluate our performance based on a non-IFRS metric, ‘adjusted income from operations’. Adjusted income from operations is our income from operations, excluding the effect of share-based payment expense, depreciation expense, amortization of acquired intangible assets, acquisition-related costs, restructuring costs and other operating expense, net. This financial measure is used by us to evaluate our financial operating performance, both in terms of absolute dollars and as a percentage of revenue. The Board of Directors and management utilize IFRS and non-IFRS measures to facilitate our determination of our allocation of resources, to measure our actual performance against budgeted and forecasted financial plans and to establish and measure management’s compensation. The following table presents our total revenue, adjusted income from operations and adjusted income from operations as a percentage of total adjusted revenue:

	Fiscal Year Ended June 30,
	2013	2012
	(in thousands, except percentages)
Total adjusted revenue	$266,679	$264,355
Adjusted income from operations	$46,675	$50,364
Adjusted income from operations as a percentage of total adjusted revenue	17.5%	19.1%

Adjusted income from operations as a percentage of total adjusted revenue is used when assessing period to period performance or to allow comparison with companies of varying size as it compares our performance as a percentage of the associated revenue during any given period. Adjusted income from operations, as expressed in dollars, decreased $3.7 million in fiscal 2013 compared to fiscal 2012, and our adjusted income from operations as a percentage of total adjusted revenue decreased to 17.5% compared to 19.1%. Our adjusted income from operations, and the related adjusted income from operations as a percentage of total adjusted revenue, decreased in fiscal 2013 compared to fiscal 2012 as a result of our having committed expenses in fiscal 2013 based on a forecasted level of revenue that we were not able to achieve, particularly in the first half of fiscal 2013. We experienced only a minor increase in total adjusted revenues of $2.3 million due to sales execution issues and weakened economic conditions while our operating expenses, excluding items not measured in our adjusted income from operations, increased $6.0 million primarily due to investing more into our sales and research and development organizations as well as incurring professional service costs that did not experience the anticipated level of revenue during the year. Refer to results of operations below for further discussion.

We closely monitor our cash balances and the sources and uses of our cash flows, including our adjusted cash flows from operations. Our adjusted cash flows from operations generated $42.1 million and $34.3 million in fiscal 2013 and fiscal 2012, respectively. Our adjusted income from operations comprises the majority of our adjusted cash flows from operations, with the primary difference arising from changes in working capital. Additional discussion of our cash flows from operations, including changes in components of our working capital is discussed below in “—Liquidity and Capital Resources”.

Organic Results of Operations

When we acquire a company, we include in our consolidated income statement their operating results beginning on the date of acquisition. Accordingly, when reviewing our period to period results, our prior results are not necessarily comparable to the current period results. Management reviews the comparable results of operations on a basis including the results of the acquired companies, and also on a basis that excludes the results of the acquired companies. The results excluding the acquired companies are referred to as organic results. For purposes of measuring our organic performance for fiscal 2013 against fiscal 2012, we have excluded all results for Singularity (acquired in December 2011) and Altosoft (acquired in March 2013).

RESULTS OF OPERATIONS

Revenue

The following table presents revenue for each fiscal year, along with the percentage change compared to the prior fiscal year. Revenue is presented for each financial statement line, as well as in total for each of our geographic regions.

	Fiscal Year Ended June 30,				% of Total Revenue
	2013	2012	$ Change	% Change	Fiscal 2013	Fiscal 2012
	( in thousands, except percentages)
Revenue
Software licenses	$112,228	$117,255	$(5,027)	(4.3%)	42.1%	44.7%
Maintenance services	121,751	113,784	7,967	7.0%	45.7%	43.3%
Professional services	32,339	31,442	897	2.9%	12.1%	12.0%

Total revenue	$266,318	$262,481	$3,837	1.5%	100.0%	100.0%

Revenue by Geography
Americas	$141,872	$140,125	$1,747	1.2%	53.3%	53.4%
EMEA	104,906	103,789	1,117	1.1%	39.4%	39.5%
Asia Pacific	19,540	18,567	973	5.2%	7.3%	7.1%

Total revenue	$266,318	$262,481	$3,837	1.5%	100.0%	100.0%

Total revenue increased $3.8 million, or 1.5%, in the twelve months ended June 30, 2013 compared to the twelve months ended June 30, 2012 due to a $5.8 million increase associated with our acquisition of Singularity and Altosoft offset by a $2.0 million or 0.8% decrease in organic revenue.

Software licenses revenue decreased $5.0 million, or 4.3%, in fiscal 2013, due to a $1.6 million increase associated with our acquisitions of Singularity and Altosoft offset by a $6.6 million decrease in organic software licenses revenue. Organic license revenue decreased $4.1 million in the Americas and $3.8 million in EMEA, offset by a $1.3 million increase in Asia Pacific. The net decline was due to a combination of sales execution issues, including not progressing transactions through the pipeline to timely closure and continued economic weakness in many parts of EMEA. Software licenses revenue increased $17.9 million in the second half of fiscal 2013 as compared to the first half of fiscal 2013, and $5.3 million, or 8.9%, against the second half of fiscal 2012 as we started to improve our sales execution.

Maintenance services revenue increased $8.0 million, or 7.0%, in fiscal 2013 due to a $5.3 million, or 4.8%, increase in organic maintenance services and a $2.6 million increase associated with our acquisitions of Singularity and Altosoft. Our maintenance services revenue increased due primarily to higher maintenance contract renewal rates as well as the expansion of our user base.

Professional services revenue increased $0.9 million, or 2.9%, in fiscal 2013 due to a $1.2 million and $0.4 million increase associated with our acquisitions of Singularity and Altosoft, respectively, partially offset by a $0.7 million, decrease in our organic professional services revenue. Professional services revenue was relatively flat in EMEA and declined in the Americas and Asia Pacific.

Costs and Expenses

Cost of Software Licenses

Cost of software licenses primarily consists of royalties to third-party software developers as well as personnel costs related to the distribution of our software licenses and associated costs such as facilities and related overhead charges. The following table reflects cost of software license revenue, in dollars and as a percentage of software licenses revenue:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change
	(in thousands, except percentages)
Cost of software licenses	$10,688	$11,301	$(613)	(5.4)%

As a percentage of software licenses revenue	9.5%	9.6%

Cost of software licenses decreased $0.6 million, or 5.4%, in fiscal 2013, as a result of the decrease in software licenses revenue as well as a change in product mix resulting in lower royalty expense. As royalty costs vary by product, as applicable, the cost of software licenses as a percentage of the software licenses revenue can fluctuate based on the mix of software licenses sold.

Cost of Maintenance Services

Cost of maintenance services primarily consists of personnel costs for our staff who respond to customer inquiries as well as associated costs, such as facilities and related overhead charges. The following table shows cost of maintenance services, in dollars and as a percentage of maintenance services revenue:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change
	(in thousands, except percentages)
Cost of maintenance services	$18,194	$16,420	$1,774	10.8%

As a percentage of maintenance services revenue	14.9%	14.4%

Cost of maintenance services increased $1.8 million, or 10.8%, in fiscal 2013 due to an increase of $0.6 million associated with our acquisitions of Singularity and Altosoft, and an increase of $1.2 million, or 7.2%, for our organic maintenance services as we invested to ensure we maintain high service levels.

Cost of Professional Services

Cost of professional services primarily consists of personnel costs for our staff of consultants and trainers, other associated costs such as facilities and related overhead charges, travel related expenses and the cost of contractors, whom we engage from time to time to assist us in delivering professional services. The following table shows cost of professional services, in dollars and as a percentage of professional services revenue:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change
	(in thousands, except percentages)
Cost of professional services	$28,343	$26,784	$1,559	5.8%

As a percentage of professional services revenue	87.6%	85.2%

Cost of professional services increased $1.6 million, or 5.8%, in fiscal 2013 due to $2.0 million of costs associated with our acquisition of Singularity partially offset by a $0.4 million decrease in our organic professional services revenue. Our gross margin on professional services decreased from 14.8% in fiscal 2012 to 12.4% in fiscal 2013 as we were not able to deploy our resources as efficiently because professional services revenue did not increase as fast as we expected and investments in headcount were made to maintain the anticipated level of service.

Research and Development

Research and development expenses consist primarily of personnel costs incurred in connection with the design, development, testing and documentation of our software products as well as associated costs such as facilities and related overhead charges. Our research and development expenses are expensed as incurred. The following table shows research and development expenses, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change
	(in thousands, except percentages)
Research and development expenses	$34,686	$33,804	$882	2.6%

As a percentage of total revenue	13.0%	12.9%

Research and development expenses increased $0.9 million, or 2.6%, in fiscal 2013 due to $3.0 million of costs associated with our acquisitions of Singularity and Altosoft and our new mobile product, partially offset by a $2.2 million, decrease in research and development expenses for our organic products. We have continued to assemble certain of our research and development staff in offshore facilities, which allows us to access and utilize talented but lower cost resources in our research and development efforts.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs related to our sales and marketing staff, costs for trade shows, advertising and other lead generating activities, as well as associated costs such as facilities and related overhead charges. The following table shows sales and marketing expenses, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change
	(in thousands, except percentages)
Sales and marketing expenses	$98,209	$96,292	$1,917	2.0%

As a percentage of total revenue	36.9%	36.7%

Sales and marketing expenses increased $1.9 million, or 2.0%, in fiscal 2013 with a $2.2 million increase resulting from the integration of Singularity and Altosoft sales and marketing operations into our organic operations partially offset by savings from effecting efficiencies in our sales and marketing operations. In the second half of fiscal 2013 we began investing in sales and marketing, particularly in quota carrying sales staff, and we implemented enhancements to continue improving our sales execution.

General and Administrative

General and administrative expenses consist primarily of personnel costs for our executive, finance, human resource and legal functions, as well as associated costs such as facilities and related overhead charges. Also included in general and administrative expenses are costs associated with legal, accounting, tax and advisory fees. The following table shows general and administrative expense, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change
	(in thousands, except percentages)
General and administrative expenses	$37,286	$39,096	$(1,810)	(4.6)%

As a percentage of total revenue	14.0%	14.9%

General and administrative expenses decreased $1.8 million, or 4.6%, in fiscal 2013 primarily from a decrease in legal, accounting and tax fees and share-based payment expense.

Amortization of Acquired Intangible Assets

We recognize amortization expense relating to our acquired intangible assets using the straight-line method over the estimated useful life of the respective asset. Our intangible assets include acquired contractual and customer relationships, technology and trade names, each based on their fair values ascribed in accounting for the initial business combination. The following table shows expense related to the amortization of acquired intangible assets, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change

	(in thousands, except percentages)
Amortization of acquired intangible assets	$6,707	$5,190	$1,517	29.2%

As a percentage of total revenue	2.5%	2.0%

Amortization of acquired intangible assets increased $1.5 million, or 29.2%, in fiscal 2013, due to $1.2 million of additional amortization of acquired intangible assets arising from our acquisition of Singularity and $0.3 million of additional amortization of acquired intangible assets arising from our acquisition of Altosoft.

Acquisition-related costs

Acquisition-related costs include those costs related to business and other acquisitions and consist of (i) costs directly attributable to our acquisition strategy and the evaluation, consummation and integration of our acquisitions and (ii) transition compensation costs. The following table shows acquisition-related costs, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change

	(in thousands, except percentages)
Acquisition-related costs	$4,682	$5,870	$(1,188)	(20.2%)

As a percentage of total revenue	1.8%	2.2%

Acquisition-related costs decreased $1.2 million, or 20.2%, in fiscal 2013 due to a decrease in direct acquisition diligence costs offset by an increase in contingent consideration expense. The acquisition of Kapow was completed subsequent to year end.

Restructuring Costs

Restructuring costs consist of expenses related to plans of restructuring that we have undertaken to reorganize and streamline certain of our operations in EMEA following our sale of our former hardware business, and in response to a weak global economic environment. The following table shows restructuring costs, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change

	(in thousands, except percentages)
Restructuring costs	$—	$4,917	$(4,917)	(100.0%)

As a percentage of total revenue	—%	1.9%

In fiscal 2012, due to a weak global economic environment, we recorded a charge of $4.9 million for staff redundancy payments associated with headcount reductions of approximately 60 personnel, and future payments for excess unused facility leases.

The staff redundancy payments related to our fiscal 2012 staff redundancy were mostly paid in fiscal 2012 and fiscal 2013, with $0.6 million remaining as of June 30, 2013, which is expected to be paid in fiscal 2014. Additionally, payments related to $0.6 million of onerous lease charges expensed prior to fiscal 2012 are being paid through fiscal 2015, with $0.4 million and $0.2 million being paid in fiscal 2014 and fiscal 2015, respectively.

Other Operating Expenses, net

Other operating expenses, net consists of all income or expense that is not directly attributable to one of our other operating revenue or expense lines. The following table shows other operating expenses, net, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change

	(in thousands, except percentages)
Other operating expenses, net	$2,395	$669	$1,726	258.0%

As a percentage of total revenue	0.9%	0.3%

Other operating expenses, net increased $1.7 million, or 258.0%, in fiscal 2013 primarily due to professional fees incurred for attorneys, accountants and other advisors associated with the preliminary work needed for us to complete an initial public offering (IPO) in the United States.

Finance Income (Expense), net

Finance income (expense), net consists primarily of foreign exchange gains or losses related to our intercompany receivables and payables, to fair value adjustments relating to forward contracts or other financial instruments and to a lesser extent to interest income (expense). The following table shows finance income (expense), net, in dollars and as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change

	(in thousands, except percentages)
Finance income (expense), net	$(6,929)	$5,294	$(12,223)	(230.9%	)

As a percentage of total revenue	(2.6%)	2.0%

During fiscal 2013, the U.S. dollar weakened against each of the euro and the Swiss franc and strengthened against the pound sterling. During fiscal 2012, the U.S. dollar strengthened against the euro and the Swiss franc and weakened against the pound sterling.

Income Tax Expense

The following table shows income tax expense, in dollars and as a percentage of profit from continuing operations:

	Fiscal Year Ended June 30,
	2013	2012	$ Change	% Change

	(in thousands, except percentages)
Income from continuing operations	$18,199	$27,432	$(9,233)	(33.7%)

Income tax expense	$(8,198)	$(9,995)	$(1,797)	(18.0%)

Effective income tax rate	45.0%	36.4%

We are a tax resident of the United Kingdom, and anticipate retaining that status after the Migration. The standard income tax rate in the United Kingdom has been decreasing according to a scheduled reduction. During fiscal 2013 our standard United Kingdom income tax rate was 23.75%, and for fiscal 2012 it was 25.5%. The standard income tax rate in the United Kingdom is further scheduled to decrease to 21%. We are subject to tax based on the income earned from sales of our products and services in the country from which we sell our products or in which we provide our services. Certain of these jurisdictions other than the United Kingdom have tax rates that exceed the United Kingdom rate and have a significant impact on our effective tax rate. Our income tax expense is most notably affected by the higher rate in the United States, which carries a federal statutory rate of 35% (before incremental state income taxes), and where a considerable portion of our pre-tax income was generated in fiscal 2013 and fiscal 2012. Deferred tax assets and liabilities, including net loss carryforwards, are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Income tax expense as a percentage of income from continuing operations increased from 36.4% in fiscal 2012 to 45.0% in fiscal 2013, primarily due to non-tax deductible expenses including amortization of intangible assets, acquisition-related costs and professional fees in connection with the US IPO. Those items reduce the pre-tax profit but provide no tax relief, thus increasing the effective tax rate.

Loss from Discontinued Operations, net of tax

On May 31, 2011, we completed the sale of our hardware business. In fiscal 2012, we recorded associated expense of $1.4 million, which included transaction fees, legal fees, asset values, and other administrative and transition costs. We had no such costs in fiscal 2013.

Liquidity and Capital Resources

Historically, we have financed our business primarily through our cash flows from operations. In the period from July 1, 2011 to June 30, 2013, we generated aggregate cash flows from operations of $49.3 million. We had no outstanding debt as of June 30, 2013. We have a revolving credit facility that provides for borrowings of up to $40.0 million and matures on June 30, 2016. As of June 30, 2013, we had $39.6 million available under this revolving credit facility, with $0.4 million reserved for letters of credit on certain facility leases.

The following table sets forth the summary of our cash flows:

	Fiscal Year Ended June 30,
	2013	2012	$ Change
	(in thousands)
Cash generated from (used in):
Operating activities	$30,523	$18,776	$11,747
Investing activities	(19,075)	(27,642)	8,567
Financing activities	1,120	(1,992)	3,112
Effect of exchange rate fluctuations	(277)	(6,291)	6,014

Net increase (decrease)	$12,291	$(17,149)	$29,440

We had $93.4 million of cash and cash equivalents at June 30, 2013, compared to $81.1 million at June 30, 2012.

Operating Activities

Net cash generated from operating activities was $30.5 million in fiscal 2013, compared to $18.8 million in fiscal 2012, an increase of $11.7 million. That increase was attributable primarily to a reduction of $4.0 million for our working capital requirements and a $3.9 million increase in our net income, adjusted for reconciling items such as depreciation and amortization, share based payments, finance income and expense in fiscal 2013 as compared to fiscal 2012. In addition, in fiscal 2013 we paid $2.5 million and $1.4 million less in restructuring charges and income tax payments, respectively.

Investing Activities

Net cash used in investing activities was $19.1 million in fiscal 2013, compared to $27.6 million in fiscal 2012, a decrease of $8.6 million. The primary use of cash in both years was associated with our acquisitions. We used $16.8 million in fiscal 2013 and $30.3 million in fiscal 2012, a difference of $13.6 million. Our fiscal 2013 payments included $11.7 million for our March 2013 acquisition of Altosoft and $5.1 million of contingent payments related to prior years’ acquisitions of Singularity and Atalasoft. Our fiscal 2012 payments included $28.5 million related to our acquisition of Singularity and $1.9 million of contingent payments related to our acquisition of Atalasoft. The payments associated with these acquisitions were partially offset by a number of other items, primarily by our receipt of $4.5 million less in fiscal 2013 than 2012 of proceeds from our May 2011 sale of our hardware business.

Financing Activities

Net cash generated from financing activities was $1.1 million in fiscal 2013 compared to $2.0 million used in fiscal 2012, an incremental change of $3.1 million. There was an incremental $0.5 million issuance of share capital, offsett by an incremental decrease of $1.9 million from purchases and proceeds of employee benefit trust shares during the twelve months ended June 30, 2013.

Exchange Rate Effects

We operate in many countries around the world, and maintain cash balances in locations outside of the United States, in currencies other than the U.S. dollar. In fiscal 2013 our cash and cash equivalents decreased by $0.3 million due to changes in foreign exchange rates, while in fiscal 2012, our cash and cash equivalents decreased by $6.3 million due to changes in foreign exchange rates. Our cash and cash equivalents will continue to fluctuate in the future, as foreign currency exchange rates vary. See “—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency” below for further discussion.

Future Cash Requirements and Sources of Liquidity

As discussed above, we have funded our business primarily with cash flows from our operating activities, and to a lesser extent from proceeds received from our stock option schemes. We expect that our future operating requirements will continue to be funded from cash flows from these sources. Following this offering, we expect that our liquidity needs relating to our operations will arise primarily from costs associated with expanding our direct and indirect sales channels; research and development expenses; capital expenditures; working capital; incremental costs associated with being a public company listed on both The NASDAQ Global Select Market and the London Stock Exchange; cash taxes; and acquisitions.

We believe that our cash and cash equivalents, and our working capital, each as of June 30, 2013, and our future net cash flows from operating activities, together with the net proceeds to us from this offering and our borrowing capacity under our revolving credit facility, will be sufficient to fund our currently anticipated uses of cash relating to our organic operations for the next twelve months. Other than commitments of $0.4 million relating to several standby letters of credit, we had no borrowings outstanding under our $40.0 million revolving credit facility as of June 30, 2013 and therefore we had $39.6 million of borrowing capacity under this revolving line of credit as of June 30, 2013. Our revolving credit facility matures on June 30, 2016, and is secured by certain of our assets, including those of certain of our subsidiaries. The revolving credit facility is subject to certain affirmative and negative covenants, including meeting defined EBITDA milestones, leverage and liquidity ratios, and also contains a non-committed $10.0 million expansion feature. As of June 30, 2013, we were in compliance with these covenants. Thereafter, our ability to fund these expected uses of cash will depend on our future results of operations, performance, and cash flows, which will be affected by prevailing economic conditions, and on financial, business, regulatory, legislative and other factors, many of which are beyond our control.

If we do not generate sufficient cash from operations or do not otherwise have sufficient cash and cash equivalents, including the net proceeds from this offering, we may need to issue debt or equity, if the market and if the terms of our current revolving credit facility permit. In addition to cash requirements relating to our current organic operations, our strategy includes future acquisitions and/or investments. We may not be able to raise cash on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price of our common shares. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our common shares. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our plans to the extent of available funding, which could harm our ability to grow our business.

Off-balance Sheet Arrangements

We do not have any outstanding off-balance sheet arrangements or commitments. In our on-going business, we have not entered into transactions involving, or otherwise formed relationships with unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements, commitments or other contractually limited purposes.

Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2013:

	Payments Due by Fiscal Year Ended June 30,
	Total	2014	2015 and 2016	2017 and 2018	Thereafter
	(in thousands)
Operating leases	$21,349	$7,690	$10,334	$2,860	$465

Total contractual cash obligations	$21,349	$7,690	$10,334	$2,860	$465

Contingent Liabilities and Commitments

In connection with our acquisitions of Singularity, Atalasoft and Altosoft, we agreed to make certain contingent cash payments, based on the achievement of certain financial and operational metrics, and in some cases, based on the continuing employment of the recipients of those payments. A summary of the contingent payments for each of these acquisitions follows, and additional information related to each of these can be found in Note 4, “Acquisitions” in the notes to the accompanying audited consolidated financial statements of Kofax (U.K.) appearing elsewhere in this prospectus.

In connection with our acquisition of Singularity, we agreed to make certain contingent cash payments, denominated in British pounds, based on the achievement of certain financial and operational metrics, and further dependent on the continuing employment of certain of the recipients of those payments. As of June 30, 2013, after first year payments, the range of those contingent payments was $0 to $14.7 million (based on the exchange rate between the British pound and U.S. dollar as of June 30, 2013). On December 31, 2012, the Singularity share purchase agreement was amended to extend the time period in which contingent consideration may be earned by one year. We estimate that we will be required to pay additional cash obligations of $5.4 million in fiscal 2014. We have recorded the fair value related to $2.8 million of these payments as provisions on our June 30, 2013 consolidated statement of financial position, including $0.6 million that was included as part of the purchase consideration at the time of acquisition, and $7.5 million that has been expensed to acquisition-related costs from the date of acquisition to June 30, 2013. Based on our current estimate of future total cash obligations of $5.4 million, we will record an additional $2.6 million to acquisition-related costs, on a straight-line basis from July 1, 2013 to December 31, 2013. To the extent that the estimates relating to our cash obligations change, we will be required to adjust the amount of each of our acquisition-related expenses, and the associated cash payments.

In connection with our acquisition of Atalasoft, we agreed to make certain contingent cash payments based on the achievement of certain financial and operational metrics. As of June 30, 2013, the range of those contingent payments was $0 to $1.2 million. We estimate that we will be required to pay cash obligations of $1.2 million, payable in fiscal 2014. The discounted fair value of those amounts is included in provisions on our June 30, 2013 consolidated statement of financial position, which was included as part of the purchase consideration at the time of acquisition.

In connection with our acquisition of Altosoft, we agreed to make certain contingent cash payments based on the achievement of certain financial and operational metrics. As of June 30, 2013, the range of those contingent payments was $0 to $4.4 million, excluding $2.0 million that was considered deferred consideration at the time of acquisition. We estimate that we will be required to pay cash obligations of $5.0 million, with $3.0 million, $1.0 million and $1.0 million of that amount payable in fiscal 2014, fiscal 2015 and fiscal 2016, respectively. The discounted fair value of $4.0 million related to these payments is included in provisions on our June 30, 2013 consolidated statement of financial position, which was included as part of the purchase consideration at the time of acquisition. To the extent that the estimates relating to our cash obligations change, we will be required to adjust the amount of each of our acquisition-related expenses, and the associated cash payments.

Financial Instruments

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, deposits, prepayments and other receivables, accounts payable, other payables, purchase consideration payable, accrued liabilities, short-term debts and long-term debt approximate their fair values because of their short maturity.

We operate our business in countries throughout the world and transact business in various foreign currencies. Periodically, we enter into forward exchange contracts to hedge against foreign currency fluctuations. We established this program so that gains and losses from remeasurement or settlement of these assets and liabilities are offset by gains or losses on the forward exchange contracts thus mitigating the risks and volatility associated with our foreign currency transactions. Generally, we enter into contracts with terms of 90 days or less, and at June 30, 2013 we had outstanding contracts with a total notional value of $0.9 million.

Critical Accounting Policies, Judgments and Estimates

Our financial statements are prepared in accordance with IFRS as issued by the IASB. IFRS comprise international accounting standards, or IASs, that are issued to address specific accounting matters. The preparation of our financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, cost of sales, operating expenses and related disclosures. We consider an accounting policy to be critical if it is important to our financial condition and/or results of operations, and if it requires significant judgment and estimates on the part of management in its application. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances and we evaluate our estimates on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions. If actual results or events differ materially from the judgments and estimates that we have made in reporting our financial position and results of operations, our financial position and results of operations could be materially affected.

While our significant accounting policies are more fully described in Note 1 in the notes to the audited consolidated financial statements of Kofax (U.K.) appearing elsewhere in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

We generate revenue from the sale of licenses to use our software license products, including royalty arrangements and from maintenance and professional services. Our typical initial sale to a customer consists of: (i) a perpetual software license, (ii) a maintenance service arrangement that includes technical support and access to product updates, generally for an initial period of one year, and (iii) in some cases, a separate professional services engagement for software implementation, education, training and other services.

We recognize revenue in accordance with IAS 18, “Revenue”, which includes our interpretations of other literature that constitutes IFRS. In addition to a transaction being evidenced in customary form, each of the following must be met in order for the recognition of revenue: the fees are determinable, collectability is probable, the amount of revenue attributable to undelivered products or services can be measured reliably based on their fair value, and delivery has occurred.

Our transactions with customers are documented by written agreements, generally taking the form of a sales contract and a purchase order for direct sales. Sales through our indirect channel are made via a master agreement with the applicable channel partner, under which the key legal terms and conditions are noted, and each order is then evidenced by a purchase order or other written evidence of the order provided to us from our channel partner. When products are sold through channel partners, title and risk of loss generally pass upon delivery, at which time the transaction is invoiced and payment is due. We do not offer a right of return on sales to our channel partners and, accordingly, revenue is recognized upon delivery (the sell-in method), provided all other revenue recognition criteria are met. Arrangements involving the resale of our software products by our original equipment manufacturer customers do not include any undelivered elements. We receive quarterly royalty reports from our original equipment manufacturer customers, and recognize the value of those sales in license revenue each quarter, provided that all other revenue recognition criteria have been met.

We evaluate the elements of a transaction to identify the appropriate accounting elements so that revenue recognition criteria may be applied to separately identifiable elements of a single transaction, and when appropriate, the recognition criteria may be applied to two or more transactions when their economic substance cannot be understood individually.

For those transactions with multiple elements, if we have determined that the undelivered elements of that contract have fair value, we record the revenue associated with the delivered elements (generally the software license) at an amount that represents the fee for the transaction, less the fair value of any undelivered element and defers the undelivered elements of the transaction (generally the maintenance and professional services) based on their fair values. We have determined the fair values of our maintenance service and professional services based on an evaluation of the pricing, delivery costs and margins for each of those elements. Fair values are set such that the revenue deferred will cover cost plus a reasonable margin. We have assessed the level of margin by reference to our own performance and that of other companies in the software industry.

Our maintenance services revenue is recorded on a straight-line over the life of the maintenance contract. Professional services contracted under time and material projects are recognized as the services are performed. With respect to professional services contracted on a fixed price basis, we have significant experience in providing these services and we are able to estimate the effort to complete. Accordingly, we recognize the revenue and profit on fixed price professional service engagements on a percentage of completion basis, except when there is customer acceptance criteria, in which case we recognize revenue upon customer acceptance.

Income Tax Expense

Income tax expense represents the sum of current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity. Current income tax expense is based on the best estimate of taxable income or loss for the year for each country in which we have operations, using tax rates that have been enacted or substantively enacted at the balance sheet date, and adjustments for current taxes payable (receivable) for prior years. Future operational changes or acquisitions could affect the tax rate if there is a shift in the mix of operations between higher tax rate countries and lower tax rate countries. Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and the corresponding tax basis used in the computation of taxable income. Deferred tax assets and liabilities are generally recognized for all temporary differences, except to the extent that a deferred tax liability arises from the initial recognition of goodwill. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized.

Deferred tax assets, including deferred tax assets for tax loss carryforward positions and tax credit carryforward positions, are recognized to the extent that it is probable that future taxable income will be available against which temporary differences, unused tax losses or unused tax credits can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the assets to be recovered.

Deferred tax assets and liabilities are not discounted. Deferred income tax assets and liabilities are offset on the balance sheet when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to income taxes levied by the same fiscal authority. Current income tax assets and liabilities are offset on the balance sheet when there is a legally enforceable right to offset and we intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The ultimate tax effects of some transactions can be uncertain for a considerable period of time, requiring management to estimate the related current and deferred tax positions. We recognize liabilities for uncertain tax positions when it is ‘more likely than not’ that additional taxes will be due. We classify liabilities for uncertain tax positions as noncurrent liabilities unless the uncertainty is expected to be resolved within one year. These liabilities are presented as current income taxes payable, except in jurisdictions where prior tax losses are being carried forward to be used to offset future taxes that will be due. In these instances the liabilities are presented as a reduction to deferred tax assets. To the extent that we incur penalties or interest related to income taxes, we record those amounts as a component of our income tax expense.

As a company with global operations, we use significant judgment to calculate and provide for income taxes in each of the tax jurisdictions in which we operate. An example of an uncertainty requiring such judgment is assessing the transfer pricing for transactions with, and among, our subsidiaries and the calculation of tax attributes and the associated limitations related to companies that we acquire. We estimate our exposure to unfavorable outcomes related to uncertainties and estimate the probability for such outcomes. Although we believe our estimates are reasonable, no assurance can be given that the final outcome will not be different from what is reflected in our previously recorded income tax provisions, returns, and accruals. Such differences, or changes in estimates relating to potential differences, could have a material impact on our previously recorded income tax provisions and operating results in the period in which such a determination is made.

See Note 9 “Income Tax Expense” in the notes to the accompanying audited consolidated financial statements of Kofax (U.K.), appearing elsewhere in this prospectus, for further information.

Business Combinations

The accounting for business combinations is predicated on assessing the fair value, as of the date of the business combination, of a number of items, including the consideration paid for an acquisition, and the allocation of the consideration paid to the tangible and intangible assets acquired, and liabilities assumed, based on their estimated fair values.

Depending on the structure of each business combination, the determination of the fair value of the consideration transferred may include a number of factors including, but not limited to: an assessment of the value of equity interests issued; the likelihood and amount of future contingent payments, being paid; the attribution of contingent payments to purchase price or to future compensation; and the valuation of assumed stock options or other equity interests. The determination of many of these factors may require significant management estimates and assumptions.

The allocation of the consideration to acquired intangible assets requires us to make significant estimates and assumptions, relating to the acquired business, including assumptions about future revenue, operating expenses, the fair values of certain assets and liabilities based on appraisals, industry trends and other market participant data, discount rates based on our weighted average cost of capital, and assumptions regarding the period of time the acquired technology, customer relationships and other assets will continue.

The fair value of other acquired assets and assumed liabilities may also require us to exercise significant estimates and assumptions, including fair value estimates, as of the date of the business combination, including: estimated fair value of the assumed contractual commitments to customers (deferred revenue), estimated fair value of income tax assets acquired and liabilities assumed, and estimated fair value of pre-acquisition contingencies assumed from the acquiree. If during the initial allocation of the consideration, we are able to determine the fair value of a pre-acquisition contingency, we will include that amount in the allocation. If we are unable to determine the fair value of a pre-acquisition contingency at the end of the allocation period, we will evaluate whether to include an amount in the allocation based on whether it is probable a liability had been incurred and whether an amount can be reasonably estimated.

Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Accordingly, assumptions made by us, and facts known by us, at the date of a business combination may be incomplete or inaccurate. Additionally, unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions and estimates. At the end of the allocation period, any adjustment to amounts recorded for a pre-acquisition contingency will be included in our operating results in the period in which the adjustment is determined.

Intangible Assets, including Impairment Assessments

We maintained intangible assets (excluding goodwill) with a carrying value of $30.1 million as of June 30, 2013, of which $26.8 million represents the carrying value of intangible assets recorded from our acquisitions, and $3.3 million represents the carrying value of licenses and similar rights which have been licensed from unrelated third parties. Intangible assets relating to historic acquisitions are recorded at their fair value as of the date of acquisition. Inbound licenses are valued based on the arm’s length payments made to the third party provider. Based on our review of the nature and timing of our software development efforts relative to that of the underlying products, we have not historically capitalized any software development expenditures. Each of our intangible assets is amortized over its expected useful life on a straight-line basis.

We assess at each reporting date whether there are any indications that an intangible asset, other than goodwill, which is discussed below, may be impaired. If any such indication exists, or when annual impairment testing for an intangible asset is required, we calculate an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of such asset’s fair value, less costs to sell and its value in use. Each asset is assessed individually, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case an aggregated group of assets is assessed. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Whether impaired or not, the assessment of the future useful life of an intangible asset may cause that life to be revised prospectively.

An assessment is also made at each reporting date as to whether there is any indication that previously recognized impairment losses of intangible assets, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is determined. A previously recognized impairment loss for intangible assets is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior periods. Such reversal is recognized in the income statement, and would affect the timing of the future periods’ amortization.

Goodwill, including Impairment Assessments

We maintained goodwill with a carrying value of $159.7 million as of June 30, 2013. Goodwill represents the excess of the consideration over the fair value of net assets acquired. Goodwill is not amortized. Goodwill is tested for impairment annually at each reporting date or whenever indicators of impairment exist. Factors that could trigger an impairment review include significant negative industry or economic trends, exiting an activity in conjunction with a restructuring of operations, or current, historical or projected losses that demonstrate continuing losses associated with an asset. Goodwill is tested for impairment based on the cash generating units, or CGUs, that form the basis for management reporting. Subsequent to the disposition of the hardware business on May 31, 2011, we operate under one CGU. If the recoverable amount of a CGU is less than its carrying amount, the impairment loss is first allocated to goodwill and is then allocated pro rata to the other assets of the CGU. Once an impairment charge is recorded against goodwill, there is no future recovery for previous impairment charges allowed in later periods.

The recoverable amounts of the CGU have been derived from a value in use calculation, using a three year cash flow projection from financial budgets approved by senior management. These forecasts have then been extrapolated for a further two years using management’s best estimate of expected growth rates derived from both past performance and expectations within the software industry. Forecasted operating cash flows for the value in use calculation are based on the following key assumptions: past experience of expected revenues and associated margins; future market inflation; tax rates; discount rates; and terminal growth rates. We perform a sensitivity analysis to demonstrate that a reasonable change in the key assumptions would not reduce the difference between the carrying amount and recoverable amount of goodwill to zero. As of our fiscal 2013 annual impairment assessment, our estimated fair value of the CGU significantly exceeded its carrying value.

Share-Based Payments

We account for share-based awards, including grants of employee stock options and awards in the form of restricted shares, through the amortization of the grant date fair value of the share-based awards as a charge against earnings over the requisite service period. We use the Black-Scholes option pricing method in determining the fair value of share-based awards, which requires us to assess of a number of factors, some of which require management’s judgment. Our shares have been traded on the London Stock Exchange since 1997, and we use the market price for our common shares, on the date of grant, as an input into our assessment of the fair value of our share-based awards. Additional factors include: grant date estimates of expected dividends, expected life of the share-based payment, risk-free interest rates, and share price volatility. We also are required to continue to estimate the portion of share-based awards that are expected to be forfeited.

Contingent Liabilities

We regularly assess the estimated impact and probability of various uncertain events, and account for such events in accordance with IAS 37, “Provisions, Contingent Liabilities, and Contingent Assets”. Provisions are recognized when a present obligation (legal or constructive) exists as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Contingencies arise from conditions or situations where the outcome depends on future events.

We are subject to legal proceedings, lawsuits and other claims relating to labor, service and other matters arising in the ordinary course of business. Additionally, our acquisitions may be structured to include contingent consideration whereby the amount payable is determinable based on future events. Management judgment is required in deciding the amount and timing of the accrual of provisions or contingencies. Depending on the timing of when conditions or situations arise, the timing of provisions or contingencies becoming probable and estimable is not necessarily determinable. The amount of the provisions or contingencies may change in the future as incremental knowledge, factors or other matters change or become known.

Restructuring Costs

A provision for restructuring is recognized when we have established and approved a detailed and formal restructuring plan and the restructuring has either commenced or been announced publicly. Restructuring costs require us to make judgments and estimate related to the expected future costs to be incurred associated with employee compensation and onerous leases. In particular, in order to assess the provision related to onerous leases, we are required to evaluate the likelihood and terms of subleases of facilities that we are no longer using.

Recently Issued Accounting Standards

See Note 2 “Changes in Accounting Policies” in the notes to the accompanying audited consolidated financial statements, appearing elsewhere in this prospectus, for a discussion of new accounting standards that have been issued by the IASB but not yet adopted by us.

Quantitative and Qualitative Disclosures about Market Risk

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade accounts receivable. Cash and cash equivalents consist primarily of bank deposits and overnight repurchase agreements. Our cash and cash equivalents within the United States are placed primarily with high credit-quality financial institutions, which are members of the FDIC. Since entering into our revolving credit facility in August 2011 with Bank of America, we have migrated most of our cash held in the United States to Bank of America, and we are in the process of migrating our cash held outside of the United States to Bank of America as well. With regards to the cash held outside of the United States that has not yet been migrated to Bank of America, that cash is held across a large number of our non-United States subsidiaries, at a number of financial institutions, with the majority of those balances being in euro, and balances in other currencies being individually smaller, and we have performed a risk assessment of those financial institutions that hold relatively larger proportions of our cash located outside of the United States, including analysis of their credit quality rating with no action item resulting. Short-term investments relate primarily to short-term investment funds, and have not historically been significant, as the market value and cost basis have not been materially different.

We grant credit to customers in the ordinary course of business. Credit evaluations are performed on an ongoing basis to reduce credit risk, and no collateral is required from our customers. An allowance for uncollectible accounts is provided for those accounts receivable considered to be uncollectible based upon historical experience and credit evaluation. Historically, we have not recorded material losses due to customers’ nonpayment. As of June 30, 2013 and 2012, no customer individually accounted for 10% or more of our accounts receivable. No customer individually accounted for more than 10% of our revenue during fiscal 2013 or fiscal 2012.

Foreign Currency

Foreign currency exchange rate risk is the risk of loss due to adverse changes in foreign currency exchange rates. Under IFRS, foreign currency exchange rate risks arise on account of monetary financial instruments denominated in currencies other than the functional currency where the non-functional currency is the respective risk variable; translation risks are not taken into consideration. See Note 21 “Financial Instruments—Risk Management” in the notes to the accompanying audited consolidated financial statements of Kofax (U.K.) for further information, which provides discussion and sensitivity analysis regarding foreign currency exchange rates risk related to financial instruments including intercompany trade balances and cash balances denominated in currencies other than the U.S. dollar.

We have global operations, and accordingly, we are subject to risks associated with fluctuations in foreign currencies with regard to our operations. Our subsidiaries mainly conduct business with third parties in each subsidiary’s own functional currency, and so our risk of exchange rate fluctuations from foreign currency denominated third party accounts receivables or accounts payable from ongoing operations is not significant.

A relatively large portion of our transactions are denominated in one of: the British pound, the euro or the Swiss franc. The results of operations that we report in our consolidated income statement will vary based on the relative movements of foreign currency exchange rates. In fiscal 2013, approximately 20%, 13% and 5% of our revenue were transacted in euros, British pounds and Swiss francs, respectively; and in fiscal 2013, approximately 17%, 17% and 5% of our expenses were transacted in euros, British pounds and Swiss francs, respectively. As we have a larger amount of our euro-denominated transactions associated with revenue, any devaluation of the euro relative to the U.S. dollar would adversely affect our results of operations reported in U.S. dollars. As the transactions in British pounds are primarily expenses, a decline of the U.S. dollar relative to the British pound would negatively impact our results of operations reported in U.S. dollars. Transactions denominated in the Swiss franc, as well as other currencies not discussed above, maintain a relatively equal proportion of revenue and expense.

The following table presents the exchange rates used by us when translating our historical financial statements located in this prospectus:

	Fiscal Year Ended
	June 30, 2013	June 30, 2012
British pound to U.S. dollar	1.5466	1.5826
euro to U.S. dollar	1.3191	1.3359
Swiss franc to U.S. dollar	1.0700	1.1247

	As of
	June 30, 2013	June 30, 2012
British pound to U.S. dollar	1.5210	1.5612
euro to U.S. dollar	1.3008	1.2562
Swiss franc to U.S. dollar	1.0575	1.0459

Periodically, we enter into forward exchange contracts to hedge against foreign currency fluctuations. These contracts may or may not be designated as cash flow hedges for accounting purposes. At June 30, 2013, we had forward exchange contracts related to a portion of cash balances held in currencies other than the U.S. dollar, with total notional values of $0.9 million. These contracts mature within the next twelve months. During fiscal 2013 and fiscal 2012, we recorded $0.1 million and $0.7 million, respectively, of gains related to forward exchange contracts.

Interest Rate Sensitivity

We are exposed to interest rate risk as a result of our cash and cash equivalents and short-term investments. At June 30, 2013, we held approximately $93.4 million of cash and cash equivalents, and short-term investments, primarily consisting of cash and money-market funds. Due to the low current market yields and the short-term nature of our investments, a hypothetical change in market rates of one percentage point would not have a material effect on the fair value of our portfolio or results of operations.

BUSINESS

OVERVIEW

We are a leading provider of smart process applications software and related maintenance and professional services for the critical First Mile™ of interactions between businesses, government agencies and other organizations (collectively, organizations) and their customers, citizens, vendors, employees and other parties (collectively, constituents). Our software enables organizations to design, deploy, and operate comprehensive systems that create an essential link between their systems of engagement, which generate real time, information-intensive communications from customers, and their systems of record, which are typically large scale enterprise applications and repositories used to manage their internal operations. Our software is designed to streamline critical information processing, which we believe allows our users to be more responsive to their constituents, and is intended to enable or customers to provide better service, gain competitive advantage and grow their organizations while reducing their costs and improving their regulatory compliance.

We operate on a global basis, and as of June 30, 2013, we had 1,248 employees located in 32 countries. We utilize a hybrid go-to-market model that delivers our software and services through both our direct sales and service employees and an indirect channel of more than 850 authorized resellers, original equipment manufacturers and distributors located in more than 75 countries as of June 30, 2013. We have approximately 20,000 active installations of our software with users in financial services, insurance, government, healthcare, supply chain (manufacturing, distribution, retail and logistics), business process outsourcing and other vertical markets, including 67 of the Fortune Global 100 companies.

We began operations in Switzerland in 1985 as a distributor of digital imaging hardware and maintenance services under the name Dicom AG. We listed our ordinary (i.e., common) shares on AIM (the London Stock Exchange’s market for smaller companies) in 1996 and subsequently transferred to the main market of the London Stock Exchange in 1997. Since then we have maintained a Premium Listing, which requires meeting the UK’s highest standards of regulation and corporate governance. We subsequently expanded into the distribution of related software products and services and eventually became an independent software vendor through the acquisition of a number of software businesses beginning in 1999.

During the fiscal year ended June 30, 2008, as a result of a strategic review by the Board of Directors and our executive management team, we began the implementation of a broad array of strategic initiatives in order to focus our resources on the software portion of our business, as well as the transition to a more performance-oriented culture. These included:

•	leveraging the name of our most successful software product by renaming the company Kofax plc, and relocating our operating headquarters to Irvine, California;

•	recruiting a new executive management team with software business experience;

•	transitioning from a purely indirect channel sales model to a hybrid go-to-market model by restructuring our sales organization and adding direct sales and service employees;

•	making significant capital expenditures to upgrade our information and telecommunications technology and systems infrastructure;

•

acquiring OptiInvoice Digital Technology AB, 170 Systems, Inc., Atalasoft, Inc., Singularity Limited, Altosoft, Corp. and Kapow Technologies Holdings, Inc.—all software businesses—to enhance our competitive position, increase our addressable market and broaden our market reach; and

•	disposing of our hardware business.

Our annual total revenue grew from $170.0 million for the fiscal year ended June 30, 2009, to $266.3 million for the fiscal year ended June 30, 2013, representing a compound annual growth rate (CAGR) of 11.9%.

During this same period, our income from operations grew from $3.4 million to $25.1 million, representing a CAGR of 64.8%, and our income from operations as a percentage of total revenue increased from 2.0% to 9.4%. On a non-IFRS basis, our adjusted income from operations grew from $18.0 million to $46.7 million, representing a CAGR of 26.9%, and our adjusted income from operations as a percentage of total revenue grew from 10.6% to 17.5%. For a reconciliation of IFRS income from operations to non-IFRS adjusted income from operations, see “Summary Historical Consolidated Financial Data—Non-IFRS Measures.”

THE CHALLENGE

The business challenge arising in First Mile interactions is that their flow is often controlled by inflexible systems of record, which can make them labor intensive, slow and prone to errors and can adversely affect a customer’s perception of the business. Systems of record are generally large scale, expensive and typically rigid enterprise applications and repositories (ERP, CRM, ECM records management and other systems) that organizations use to manage their internal operations.

Systems of engagement are the ways in which organizations interact with their customers. They range from face to face interactions at “brick and mortar” branch offices to web portals to other demand generating activities that drive customers to an organization’s web or social media sites. An organization’s systems of engagement generate an enormous amount and variety of real time, information intensive communications from constituents on a daily basis via paper, faxes, emails, internet portals, mobile devices, Electronic Data Interchange and eXtensible Markup Language data streams, short message services, multimedia messaging services and other sources, all of which need to be processed in an accurate, timely, and cost effective manner. These communications arrive as both structured and unstructured information in the form of letters, resumes, new account enrollments, loan applications, insurance claims, purchase orders, invoices, regulatory filings and many other interactions.

The information in these communications must be captured, extracted, validated, analyzed and acted upon, and then delivered into an organization’s systems of record for additional processing, use and storage in repositories for archive and retrieval purposes. Delays and errors caused by invalid information and inconsistent processing can adversely impact an organization’s competitive positioning, finances, financial reporting and relations with its constituents and regulatory agencies.

Traditional methods for accomplishing the tasks referenced above typically begin with the aggregation of paper-based documents in a central location or mailroom. The documents are then distributed to relatively highly paid workers who manually enter information into systems of record, before storing the documents in cabinet based filing systems. The continued use of these paper-based processes is substantiated by data from numerous independent sources. For example, in March 2010, CNN reported that organizations archive 62% of their important documents in paper form. More recently in July 2013, Harvey Spencer Associates estimated that organizations globally spend approximately $25-30 billion a year manually keying information from paper documents.

Using an invoice as an example, organizations typically receive paper-based invoices, or print invoices received in an electronic format, from their systems of engagement with vendors and then route them to accounts payable specialists who visually review them and manually enter information into accounting or enterprise resource planning systems (their systems of record). This data entry would typically include the invoice number, date, vendor name and address, payment terms, payment discounts available, purchase order number, individual line item details (such as each item’s product number and description, the number of units shipped, etc.), sales tax and freight charges, and the total invoice amount. If any of this information is incorrectly entered, not entered, or entered correctly but nonetheless invalid for any number of reasons, then downstream processes will be suspended until an accounts payable specialist has corrected or otherwise addressed the issues. Downstream processes may also be suspended when an accounts payable specialist has to resolve the inevitable inconsistencies that arise between the invoice information entered and the related purchase order and receiving information. As with most manual, labor-intensive processes, these are time-consuming, expensive, and prone to error. They can also delay the processing of invoices, limit or preclude an organization’s ability to take advantage of prompt payment discounts, hinder cash management, and jeopardize valuable vendor relationships. Finally, at the end of these processes, someone has to manually file and when necessary retrieve the paper source documents.

The time required for and cost of such manual, labor-intensive processes can be significant. In May 2011, Aberdeen Group reported that the industry average organization takes 9.7 days to process an invoice at a cost of $15.61 while “laggards” take 20.8 days at a cost of $38.77.

The demand for shorter response time, increased use of mobile devices, desire for a paperless office, and mounting pressure to reduce costs require management of an organization to constantly evaluate and improve an organization’s operations. All of this becomes even more challenging as organizations contend with increasing volumes of information, globally distributed operations, and more intense global competition. In addition, as external compliance requirements and internal governance processes continue to grow in breadth and complexity, it is difficult for knowledge workers to remember and consistently apply business rules.

Some organizations do not view these processes as part of their core competencies so they turn to business process outsourcers to perform them as a service. Because of a business process outsourcer’s singular focus and scale, they are able to often provide that service at a lower cost. Unfortunately, this approach frequently suffers from unreliable information and reduced accuracy levels and turnaround times. These factors, coupled with an overall loss of control and security have limited the adoption of this approach. This is particularly true for confidential or time sensitive communications as well as communications whose dissemination is legally restricted.

As a result of these challenges, we believe there is a significant opportunity to automate these processes and thereby address these challenges and limitations.

OUR SOLUTION

We provide a comprehensive smart process applications software solution that automates the labor-intensive processes needed to capture and extract information from critical interactions, and then understand, act upon and deliver that information to systems of record. Our solution automatically captures business critical interactions regardless of how, where and when they arise. Once captured, the content of those interactions is automatically extracted and perfected. The solution then initiates and executes the downstream business processes needed to collaborate with customers to resolve the inconsistencies that inevitably arise, capture missing or trailing information, obtain necessary approvals, act upon and export the results into the appropriate systems of record, all while ensuring the consistent application of business rules needed for regulatory compliance and internal governance purposes.

Smart process applications are a relatively new category of software designed to support business activities that are people and information-intensive, highly variable, loosely structured and subject to frequent change. Smart process applications typically have the following core capabilities: awareness of relevant data and content, information capture, business process management (BPM) workflow, collaboration both inside and outside an organization, and analytics.

Again, using an invoice as an example, our software allows users to scan paper-based invoices using desktop scanners, high volume, production level scanners and multi function peripherals. Further, invoices received in an electronic format can be imported and pictures of invoices can be captured using cameras in mobile devices to produce digital images. Regardless of how the invoices are captured, any related images are then automatically enhanced for better viewing and information extraction purposes.

Regardless of origin, the captured invoices are separated into logical parts such as pages, documents and attachments. A variety of optical character recognition, intelligent character recognition, barcode recognition, mark sense, parsing algorithms, and other extraction technologies are then automatically applied. Accounts payable specialists only have to manually correct or enter any erroneous or suspicious information or any additional content that cannot be effectively captured using automated information extraction technologies. “Check box” and complex custom business rules can also be automatically applied to all extracted information to ensure its accuracy and validity.

Next, the extracted information is automatically compared to the related purchase order and receiving information. Additional business rules are applied to resolve any inconsistencies. If any exceptions arise, accounts payable specialists can be prompted to manually correct inconsistencies, with all relevant information displayed in order to increase productivity. Accounts payable specialists can collaborate with vendors to obtain missing or trailing documents, and treasury management staff can view and manipulate graphical reports produced by our analytics software in order to make more intelligent decisions sooner than otherwise possible. The resulting information is then automatically delivered into accounting or enterprise resource planning systems, and the information and images are delivered to content repositories for future retrieval. The entire process is automatically directed and controlled by predefined workflows and incorporates dynamic case management capabilities to deal with unpredictable workflow requirements.

As demonstrated by the above example, our smart process applications software transforms and simplifies the entire accounts payable process by accelerating the processing of invoices. Our software is designed to reduce costs and improve the ability of customers to take advantage of prompt payment discounts, optimize its cash management and better manage valuable vendor relationships.

The May 2011 Aberdeen Group report noted that “best-in-class” organizations using automated processes take 3.8 days to process an invoice at a cost of $3.09—or 5.9 days less than and at only 20% of the cost incurred by the industry average organization, and 17.0 days less than and at only 8% of the cost incurred by “laggards.”

Similar benefits are available for new customer on-boarding in financial services and insurance, benefit enrollment processes in government, new patient enrollment processes in healthcare and other processes in these and other vertical markets.

In its July 2013 report, “The 2013-2014 Worldwide Market for Document Capture Software,” Harvey Spencer Associates reported that in 2012 Kofax was the leading revenue vendor with 14% share. In August 2012 Forrester published its “Wave” for Multichannel Capture, or the ability to capture information from a wide variety of different sources, and ranked Kofax as the “Leader” in providing those capabilities. In addition, in January 2013 Forrester published the results of a study commissioned by Kofax, and reported that in 2012 Kofax had a market leading 15% share of the Multichannel Capture market.

Kofax TotalAgility, our business process and dynamic case management software, was shown to be “Visionary” in Gartner’s April 2011 “Magic Quadrant” for Business Process Management (BPM) and a “Leader” in Forrester’s January 2011 “Wave” for Dynamic Case Management. In addition, Kofax was shown as a “Leader” Forrester’s April 2013 “Wave” for Smart Process Applications. As a result of this independent recognition and our business strengths, we believe we can secure a meaningful share of the BPM and smart process applications software markets.

OUR OPPORTUNITY

In June 2010, Gartner reported that chief information officers ranked improving business processes and reducing costs as two of their top three priorities. In November 2010, the Association for Image and Information Management (AIIM), reported that image and content capture yield two of the three fastest returns on investment of any enterprise application software expenditures. Further, 42% of capture users surveyed by AIIM in 2012 report returns on investment of 12 months or less and 57% report returns on investment of 18 months or less.

In April 2012, AIIM published a separate report that estimated the following survey responses:

•	One out of three small and medium sized businesses and 22% of the largest businesses have yet to adopt any paper free processes;

•	10% or less of the processes that could be paper free have in fact been addressed;

•

70% of survey respondents believed the use of scanning and automated capture improves the speed of responses to constituents by three times or more, and nearly 30% believe the factor is ten times or more;

•	52% believe administrative staff would be 33% or more productive if processes were automated using capture-based technology; and

•

Two out of three consider mobile technologies to be important or extremely important to improving business processes, and 45% believe mobile devices would improve the speed of responses to constituents by three times or more. However, more than 75% have made no progress in taking advantage of this opportunity.

We believe that the size of the market for our smart process applications software can be best estimated by combining the market for capture software and services, the market for BPM software and the market for vertically oriented information-intensive smart process applications that fit Kofax’s strength in addressing the First Mile challenge of business. Capture software automates the labor intensive processes needed to enter business critical information into enterprise applications and repositories. BPM software automates the labor intensive processes needed to understand and act upon that business critical information. Smart process applications software combines awareness, capture, business process and dynamic case management, collaboration, and analytics capabilities to automate the labor-intensive processes needed to capture and extract information, and then analyze, act upon and deliver that information to systems of record.

A July 2013 Harvey Spencer Associates report estimated that the market for capture software and services will grow from approximately $2.7 billion in 2012 to approximately $4.2 billion in 2017, a CAGR of almost 9.2%. In July 2013, Gartner stated that the total market value for business process management suites (BPMS) in 2012 was $2.3 billion and that growth for the years up to 2017 is expected to grow at a compound annual growth rate of 10% over the next five years. These reports suggest that these markets reached $5 billion in calendar 2012.

In January 2013 Forrester published the results of a study commissioned by Kofax, and estimated that the software and maintenance services market for capture, BPM and vertically-oriented information-sensitive smart process applications totaled and will grow from $7.1 billion in 2012 to $14.0 billion in 2016, a CAGR of approximately 18%.

OUR BUSINESS STRENGTHS

We believe the following business strengths position us to capitalize on the opportunity for our smart process applications software and compete effectively in the market:

Comprehensive Solutions

Our software enables organizations to design, deploy, and operate comprehensive systems that create an essential link between their systems of engagement, which generate real time, information-intensive communications from constituents, and their systems of record, which are typically large scale enterprise applications and repositories used to manage their internal operations. Our software is designed to streamline critical information processing, which we believe allows our users to be more responsive to their constituents and is intended to enable our customers to provide better service, gain competitive advantage and grow their organizations while reducing their costs and improving their regulatory compliance. In addition to our software, we offer a wide range of related professional and maintenance services to better address the deployment and support needs of our users and channel partners, which helps us achieve a greater level of customer satisfaction.

Large and Diversified User Base

We had approximately 20,000 active installations across more than 100 countries as of June 30, 2013. We serve users in the financial services, insurance, government, healthcare, supply chain, business process outsourcing and other vertical markets. Most users initially license our software to automate one or several processes in a single geographic region, business unit, line of business, function, or department. Over time, many users license additional software to automate other processes and some eventually enter into enterprise-wide license arrangements. As a result, we believe we are well positioned to take advantage of additional opportunities within the same organizations. In addition, we believe our large number of users effectively gives us preferential access to a greater share of the market. We have minimal user concentration, with no user having accounted for more than 5% of our total revenue for the fiscal year ended June 30, 2013.

Global Reach and Hybrid Go-to-Market Model

We operate on a global basis, with 1,248 employees located in 32 countries as of June 30, 2013. We utilize a hybrid go-to-market model that delivers our software and services through our own direct sales and service employees, as well as through an indirect channel of more than 850 authorized resellers, original equipment manufacturers and distributors located in more than 75 countries as of June 30, 2013. Our direct sales and service employees focus their attention on large corporations and government entities, while our indirect channel allows us to better reach small and medium sized organizations and departments of larger organizations. This hybrid go-to-market strategy allows us to penetrate a much broader portion of the market.

Recurring Revenue Streams

We have significant recurring revenue streams attributable to our maintenance services and to our software license and royalty revenue generated from sales by our channel partners. We have historically had a significant portion of our users renew their maintenance service agreements with us, typically on an annual basis. Our maintenance services revenue was $121.8 million and $113.8 million, representing 45.7% and 43.3% of our total revenue, for the fiscal years ended June 30, 2013 and 2012, respectively. Due to the large number of our channel partners, there is a significant level of predictability in the sales made by our channel partners in each period. Our channel partners, many of whom are long-standing partners, generally transact sales that are limited to a single geographic region, business unit, line of business, function, or department. Our direct sales force often sells software and services that encompass multiple regions, business units, lines of business, functions or departments, including, at times, enterprise-wide arrangements. Sales made to the small and medium-sized businesses targeted by our channel partners, on average, have smaller overall transaction sizes as compared to sales made by our direct sales force. The volume of licenses sold by our channel partners is larger than the volume sold by our direct sales force, which makes our revenue from channel partner sales less reliant on any particular customer. We also receive royalty revenue from a number of original equipment manufacturers, many of whom are also long-standing channel partners, who include our software in the offerings that they sell to their customers.

Experienced Management Team

Our executive management team and other senior management employees have on average, over 25 years of software industry experience. We believe that our management team has been, and will continue to be, instrumental in growing our business, both organically and through acquisitions.

OUR GROWTH STRATEGY

Our objective is to extend our position as a leading provider of smart process applications software and related services. We intend to pursue this objective by executing these key strategies:

Broaden Our Software Offerings and Markets

We believe mobile devices will rapidly transform the way in which interactions occur between organizations and their constituents. Our recently introduced mobile software offers patented functionality that pushes capture, BPM, collaboration and analytics capabilities to the “Point of Origination™” where constituent interactions occur. We intend to continue to extend and improve the functionality of these capabilities to take advantage of the opportunity for mobile capabilities.

We have historically offered our software under a perpetual license model for on-premise or private cloud deployments, and recently began offering portions of it through both a public cloud-based hosted SaaS subscription offering and through term-based on premise software licenses. We intend to accelerate the SaaS initiative and eventually offer substantially all of our software as a SaaS offering. We believe that the SaaS offering will allow users to avoid significant capital expenditures and other on-premise deployment costs, while providing immediate access to the benefits of our software. We additionally believe that our term-based licenses will attract customers that otherwise may not license our software on a perpetual basis. The software that we acquired through our July 2013 acquisition of Kapow Technologies, Inc. is predominantly licensed on a term-based model. While we believe that these offerings will ultimately broaden our existing market reach, we did not record a significant amount of revenue from our SaaS offering nor our term license offering in fiscal 2013. Additionally, we do not expect that revenue from our SaaS or term-based offerings will adversely affect revenue from perpetual licenses in fiscal 2014.

We also intend to continue to enhance and further develop our proven technologies and introduce new software for sale to our existing users, new users in existing vertical markets and new users in new vertical markets. We believe these new product initiatives offer significant opportunities to grow both our addressable market and revenue.

Further Penetrate Our Installed User Base

Most users initially license our software to automate one or several processes in a single geographic region, business unit, line of business, function or department rather than doing so on an enterprise-wide basis. Over time many users license additional software to automate other processes and some eventually enter into enterprise-wide license arrangements. As a result, we believe that there are significant opportunities to expand our revenue by selling additional software and services into our large and growing installed user base. As evidence of this, in the fiscal year ended June 30, 2013, our existing user base generated more than half of our software license revenue.

Expand and Optimize Our Hybrid Go-To-Market Model

In the fiscal year ended June 30, 2013 we derived approximately 46% of our total revenue from direct sales and approximately 54% from sales made through our indirect channel, and in the fiscal year ended June 30, 2012 we derived approximately 43% of our total revenue from direct sales and approximately 57% from sales made through our indirect channel. We intend to grow our revenue by improving the execution and productivity of both of these “routes to market” and by adding new direct sales and service employees and channel partners.

Pursue Strategic Acquisitions

We believe that strategic acquisitions will allow us to better serve the needs of our users, expand our software offerings, augment our routes to market, expand our market opportunities, and broaden our user base. Our executive management team has substantial experience in successfully effecting acquisitions of software businesses and integrating these entities into our business operations. Recent examples of executing on this strategy include our acquisitions of OptiInvoice Digital Technology AB in October 2008 (electronic invoice capabilities), 170 Systems, Inc. in September 2009 (accounts payable automation solutions), Atalasoft, Inc. in May 2011 (web capture capabilities), Singularity Limited in December 2011 (BPM and dynamic case management capabilities), Altosoft, Corp. in March 2013 (business intelligence and analytics capabilities) and Kapow Technologies Holdings, Inc. in July 2013 (data integration). In the future we intend to evaluate and pursue similar opportunities.

OUR SOFTWARE PRODUCTS AND RELATED SERVICES

Our smart process applications software and related services include a broad array of offerings.

Software

Our software, the nature of the business problems it addresses and the value it provides to users have evolved over time. This can be summarized in the diagram below:

Our smart process applications software combines industry leading capture, business process and dynamic case management, collaboration and analytics capabilities to automate the labor-intensive processes needed to capture and extract information, and then analyze, act upon and deliver that information to systems of record. Users typically need to capture and extract information in high volumes in an efficient, productive and consistent manner in order to be more responsive to their constituents. It also allows users to provide better service levels, gain competitive advantage and grow while reducing a user’s costs and improving its regulatory compliance. We have optimized our software to provide a high level of system performance and availability. Most of our software uses complex queuing algorithms to ensure sub-second response times and minimize the number of system calls required to complete tasks, and typically include some or all of the following steps and capabilities:

•	controlling and directing scanners, multi function peripherals, mobile devices and other hardware that transform paper-based communications into digital images;

•	importing communications received in an electronic format;

•	enhancing images for better viewing and information extraction purposes;

•	identifying and classifying communication types;

•	separating individual communications into logical parts such as pages, documents and attachments;

•	applying various information extraction technologies;

•	applying appropriate business rules against the extracted information to ensure its consistent accuracy and validity;

•	comparing the extracted information to relevant sources such as databases in other enterprise software applications;

•	routing erroneous or suspicious extracted information to knowledge workers to correct, enter or resolve;

•	routing the validated information extracted to knowledge workers and constituents to act upon as required to complete the processes;

•	using dynamic case management capabilities to deal with unpredictable workflow requirements;

•	collaborating with and enabling constituents to obtain missing or trailing documents;

•	Viewing and manipulating graphical reports produced by our analytics software and enables users to make more intelligent decisions sooner than otherwise possible;

•	repurposing or properly formatting the extracted information and images for delivery; and

•	delivering the extracted information and images to other enterprise software applications and repositories.

Our software can be used on standalone personal computers, client-server platforms and Microsoft Windows Azure as a SaaS offering. Much of our software includes modules that function as servers, which means that their resources can be shared by multiple users and that additional modules can be added as required to address more complex processing or greater throughput requirements.

Our software is generally licensed and priced on either a per-server or per-user basis, with the server based processes typically configured to support a specified throughput. Most of our software uses Microsoft SQL Server to store information while maintaining high throughput rates.

Most of our software is available in United States English, French, German, Italian, Portuguese, Spanish, Russian, Chinese and Japanese. We expect to provide additional localized versions as needed over time to expand our international presence.

Services

We offer a variety of services that allow us to address the deployment and support needs of our users and to a lesser extent our indirect channel in order to achieve a greater level of customer satisfaction. These include a comprehensive range of services provided by our professional and technical services staff, which consisted of 323 employees as of June 30, 2013.

Our professional services staff provides training, project management, functional and detailed specification preparation, configuration, testing, and installation services, to our users. While our channel partners can and do provide these services to their customers, we sometimes provide these services on their behalf to their customers on a sub-contract basis. We generally charge for professional services on a time and materials basis, but we also charge on a fixed fee basis for projects with milestone payments utilizing mutually agreed upon functional and detailed specifications.

Our technical services staff provides maintenance for the dependable and timely resolution of technical inquiries via telephone, email and the Internet. We offer several levels of maintenance, with the most comprehensive covering 24 hours a day, seven days a week. We generally charge for maintenance as a percentage of the related software license fee that varies, depending upon the related level of service and other factors. While we offer multiple year maintenance agreements, most of our customers prefer annual maintenance agreements. We measure the renewal rates associated with our organic maintenance revenue and during each of fiscal 2013 and fiscal 2012, those organic maintenance renewal rates were in excess of 90%. As a result of our large installed user base, our maintenance revenues represent a significant portion of our total revenue.

SALES AND MARKETING

We utilize a hybrid go-to-market model that delivers our software and services through our direct sales and service employees, as well as through an indirect channel of more than 850 authorized resellers, original equipment manufacturers and distributors located in more than 75 countries as of June 30, 2013. During the fiscal years ended June 30, 2013 and June 30, 2012, approximately 54% and 57%, respectively, of our total revenue came from our indirect channel, and none of our channel partners accounted for more than 5% of our total revenue for that year. We believe our ability to successfully work through these diverse and sometimes competing channels, coupled with our global market reach, is a significant competitive advantage.

Our software is designed to address the smart process applications needs of users in a broad range of vertical markets, including financial services, insurance, government, healthcare, supply chain, business process outsourcing and others. As of June 30, 2013 we had approximately 20,000 active installations of our software with a broad base of users, including 67 of the Fortune Global 100 companies. During the fiscal year ended June 30, 2013, no single user accounted for more than 5% of our total revenue.

As part of a sales process, we, or our channel partners, typically explain the benefits of our software to prospective users, communicate an ability to deliver a solution that meets their needs, and often provide a “proof of concept” pilot demonstration prior to receiving an order. Many of our prospective users typically require one or more internal levels of approval before they can purchase our products and services. We must therefore identify multiple people involved in the purchasing decision and process. As a result, sales cycles can vary significantly between prospective users in different geographies and vertical markets, and can typically take anywhere from 60 days to 18 months. All of this can consume significant resources without the assurance of success.

Our marketing strategy uses a variety of programs to build awareness of Kofax and the need for our software within our user base and with prospective users, including market research, communicating and interacting with industry analysts, public relations activities, email and Internet based marketing programs, seminars, trade shows, speaking engagements and a variety of user and partner conferences. Our marketing staff also produces collateral materials to support our selling efforts including brochures, data sheets, white papers, presentations, videos and demonstrations.

Our sales and marketing staff consisted of 376 employees as of June 30, 2013. We intend to expand this staff as well as our marketing programs to increase our market reach and add new channel partners. We intend to devote significant resources to accomplishing these objectives.

RESEARCH AND DEVELOPMENT

We believe our future success depends in large part on our ability to enhance our current software, develop new software, maintain technological competitiveness, implement industry standards as they emerge and satisfy an evolving range of requirements for existing and prospective users. Our research and development employees are responsible for achieving these objectives, and we have and intend to continue to devote substantial resources to these efforts.

We have assembled a team of skilled research, development, quality assurance, and documentation engineers with substantial and relevant experience. Some members of this team work from offices in Hyderabad, India; Hanoi, Vietnam; and St. Petersburg, Russia, which allows us to access and utilize talented but lower cost resources in our research and development efforts.

Our research and development expenditures were $34.7 million and $33.8 million for the fiscal years ended June 30, 2013 and June 30, 2012, respectively. As of June 30, 2013, our research and development staff consisted of 360 employees. All research and development expenditures are expensed as incurred.

INTELLECTUAL PROPERTY

We have invested, and intend to continue to invest, significantly in the development of proprietary technology and information. We believe our success and ability to compete is dependent on our ability to protect this intellectual property. We rely on a combination of patent, trademark, trade secret and copyright laws and confidentiality, non-disclosure and other contractual arrangements to protect these rights.

As of October 31, 2013, we held 24 issued U.S. patents and had 31 pending U.S. patent applications, as well 15 foreign patents and 11 patent applications pending in jurisdictions outside of the United States. We are in the process of filing additional corresponding foreign applications pursuant to the Patent Cooperation Treaty for our issued patents and pending U.S. patent applications.

Our users’ use of our software products is governed by shrink-wrap or executed license agreements. We also enter into written agreements with each of our channel partners governing the sale, marketing and licensing of our software. In addition, we seek to avoid disclosure of our proprietary technology and information by requiring each of our employees and others with access to our intellectual property to execute confidentiality and non-disclosure agreements with us. We protect our software, documentation, and other written materials under trade secret, trademark and copyright laws. All of these measures can only afford limited protection.

COMPETITION

We compete in the smart process applications, capture, BPM and software markets. The market for our products is highly fragmented, competitive, evolving, and subject to technological change. Competitors vary in size and in the scope and breadth of the products and services offered. Our principal competitors are companies addressing various segments of the capture, BPM and smart process applications markets, including EMC, IBM, Lexmark, Nuance, OpenText, Pegasystems, Readsoft, and many other smaller companies, as well as certain of our existing users and prospective users pursuing in-house development efforts.

We believe the principal competitive factors in the smart process applications, capture and BPM market are product offerings, service and pricing. We believe our competitive advantages include:

•	our large installed user base and access to prospective new users;

•	our sufficiently comprehensive, flexible, scalable, and quality software that is capable of addressing each customer’s requirements in a predictable and reliable manner;

•	our software’s ability to automate the processing of all types of information flowing into an organization;

•	the vertical market experience we and our channel partners have in providing the complete solutions users desire;

•	our proven track record of successful user deployments and having users willing to provide positive references to prospective users;

•	our ability to sell, market and deploy solutions on a global basis and having channel partners who can also do so; and

•	our financial strength and stability, which instills buying confidence on the part of users and our channel partners.

GOVERNMENTAL REGULATION

Our operations and the activities of our employees, contractors, and agents around the world are subject to the laws and regulations of numerous countries, including the U.S. These laws and regulations include data privacy requirements, labor relations laws, tax laws, anti-competition regulations, prohibitions on payments to governmental officials, import and trade restrictions, and export requirements. Violations of these laws and regulations could result in fines, criminal sanctions against our officers, our employees, or us and may result in prohibitions on the conduct of our business. Any such violations could also result in prohibitions on our ability to offer our products and services in one or more countries, could delay or prevent potential acquisitions, and could materially damage our reputation, our ability to attract and retain employees, our business and our operating results.

Our foreign operations (particularly in those countries with developing economies) are also subject to risks of violations of laws prohibiting improper payments and bribery, including the U.K. Bribery Act, U.S. Foreign Corrupt Practices Act and similar regulations in foreign jurisdictions. Although we implement policies and procedures designed to ensure compliance with these laws, our employees, contractors, and agents may take actions in violation of our policies. Any such violations, even if prohibited by our policies, could subject us to civil or criminal penalties or otherwise have an adverse effect on our business and reputation.

LEGAL PROCEEDINGS

We are, and from time to time may be, party to various pending and threatened claims, suits, and complaints. There are no material pending or threatened lawsuits against us except for one filed November 29, 2012 in which we were named as a defendant in a lawsuit filed by Scan Emea Holding GmbH in Zurich, Switzerland, alleging that we breached our contract with Scan Emea Holding GmbH in connection with the January 2011 sale of our hardware business. Scan Emea Holding GmbH has claimed damages of 5.6 million euro. We have assessed the merits of the lawsuit, believe it is not reasonably likely to have a material adverse effect on our business, results of operations or financial condition and intend to vigorously litigate this matter and to take other actions available to us, including asserting appropriate counterclaims. Concurrent with filing the lawsuit, Scan Emea Holding GmbH withheld 1.5 million euro of the final 2.0 million euro payment associated with their purchase of our hardware business.

EMPLOYEES

As of June 30, 2013 we had 1,248 employees. This included 360 in research and development, 376 in sales and marketing, 323 in professional and technical services and 189 employees in general and administrative functions.

Our goal is to attract and retain highly qualified and motivated personnel. We also often employ independent contractors to support their efforts. None of our employees or contractors are subject to a collective bargaining agreement, however, some of our employees located in European offices are members of a work council that entitles them to certain rights as a matter of law. We consider our employee relations to be good and we have never experienced a work stoppage.

FACILITIES

We own no real estate. As of June 30, 2013 our significant leased facilities were as follows:

Location	Square Feet (Approx.)	Lease Expiration Date	Primary Use

Irvine, California	91,000	April 2016	Operating headquarters, technical and professional services, research and development, sales and marketing and administration.

Vienna, Austria (1)	28,000	September 2014	Technical and professional services, research and development and sales.

Bedford, Massachusetts	25,000	March 2018	Technical and professional services, research and development and sales.

Rotkreuz, Switzerland	17,000	January 2015	Administration, sales and professional services.

Hyderabad, India	15,000	November 2017	Research and development, technical and professional services.

Basingstoke, England	14,000	June 2022	Registered corporate headquarters, sales and technical and professional services.

Derry, Northern Ireland	12,000	July 2020	Research and development, sales and marketing, technical and professional services.
(1)	Lease renews annually at the Company’s option.

We believe that our premises are sufficient for our current and anticipated needs in the near future and that additional space will be available on commercially reasonable terms as needed.

COMPANY INFORMATION

Our principal executive offices are located at 15211 Laguna Canyon Road, Irvine, California 92618. Our telephone number there is (949) 783-1000 and our web address is www.kofax.com. We do not incorporate the information on our website into this prospectus and you should not consider any such information that can be accessed through our website as part of this prospectus.

MANAGEMENT

Directors and Executive Officers

Set forth below is the name, age, position and a brief account of the business experience of each of our directors and executive officers as of October 31, 2013.

Name	Age	Position
Reynolds C. Bish	61	Chief Executive Officer and Director
James Arnold, Jr.	57	Chief Financial Officer and Director
Howard Dratler	53	Executive Vice President of Field Operations
Grant Johnson	55	Chief Marketing Officer
Anthony Macciola	51	Chief Technology Officer
Jim Nicol	60	Executive Vice President of Products
Karl Doyle	49	Senior Vice President of Corporate Development
Lynne Scheid	55	Senior Vice President of Human Resources
Bradford Weller	55	Executive Vice President of Legal Affairs, General Counsel and Company Secretary
Greg Lock	66	Non-Executive Chairman of the Board of Directors
William T. Comfort III	47	Director
Chris Conway	68	Director
Wade W. Loo	53	Director
Bruce Powell	64	Director
Joe Rose	63	Director
Mark Wells	58	Director

The address of each of our executive officers and directors is c/o Kofax Limited, 15211 Laguna Canyon Road, Irvine, CA 92618.

Biographical Information

Reynolds C. Bish is our Chief Executive Officer and a member of Kofax’s Board of Directors, roles he has held since November 2007. Mr. Bish has been active in enterprise software markets for more than 20 years. In 1989, he co-founded Captiva Software Corporation, a provider of input management solutions. He served as Captiva’s President and CEO until its acquisition by EMC Corporation in December 2005. He then served as a Vice President of EMC’s Enterprise Software Group until June 2006 when he resigned to take a sabbatical until joining us. Prior to Captiva, Mr. Bish was President and CEO of Unibase Systems, Inc., a company that provides data entry systems on industry standard, open platforms. He has served on the board of directors of many industry organizations, including AeA and AIIM. He holds a Bachelor of Science in Business Administration from the Pennsylvania State University.

James Arnold, Jr. is our Chief Financial Officer and a member of Kofax’s Board of Directors, roles he has held since June 2010. He has almost 30 years of executive financial management experience. Most recently, he was with Nuance Communications, Inc., a leading provider of speech and imaging solutions, where he was Senior Vice President and Chief Financial Officer from September 2004 to August 2008, and then a consultant until September 2009, at which point he resigned to take a sabbatical until joining us in June 2010. From 2003 to 2004, Mr. Arnold was Vice President and Corporate Controller at Cadence Design Systems, Inc. From 1997 to 2003, he held several senior financial management roles at Ascential Software (formerly Informix Software, Inc.), including Vice President and Chief Financial Officer. Mr. Arnold began his career at PricewaterhouseCoopers. He holds a Bachelor of Business Administration in Finance from Delta State University and a Master of Business Administration from Loyola University.

Howard Dratler is our Executive Vice President of Field Operations, a role he has held since July 2012. Mr. Dratler is responsible for Kofax’s customer-facing functions on a global basis, including all sales, professional services, maintenance services, channel management, business development and sales operations activities. Mr. Dratler joined us in July 2012. Prior to joining us, Mr. Dratler was the CEO of Panzura, an early stage, venture capital funded cloud based storage service provider from April 2011 to April 2012. Mr. Dratler took a sabbatical for the period prior to joining us and after he left Panzura. Before that, he was the CEO of Anacomp, a publicly listed company and leading global provider of SaaS based document management services from February 2007 to April 2011. Before that, he was the Executive Vice President of Worldwide Field Operations at EMC/Captiva, a leading provider of input management software, and its predecessor, Captiva Software Corporation, until its acquisition by EMC in December 2005. Mr. Dratler has a Bachelor of Science degree in computer science from The Ohio State University.

Grant Johnson is our Chief Marketing Officer, a role he has had since September 2013. He is responsible for all marketing functions on a global basis, including product marketing, demand generation, marketing operations, and corporate communications, as well as related activities. Prior to joining Kofax, Mr. Johnson was Chief Marketing Officer of SLD plc from April 2013 to September 2013. He also served as Chief Marketing Officer for Pegasystems Inc., a leading provider of BPM and CRM software, from November 2009 to April 2013. He was previously a Vice President of Marketing at Guidance Software, Inc. from October 2008 to November 2009. Mr. Johnson earned a Bachelor of Science degree in political science from the University of California, Santa Barbara and a Master of Business Administration degree from Pepperdine University.

Anthony Macciola is our Chief Technology Officer (CTO), a role he has held since July 2008. Mr. Macciola has more than 26 years of experience in the document imaging industry and has extensive experience in the areas of software, hardware and algorithm development and holds several patents. Mr. Macciola has been with Kofax since 1990, except for a brief period from 2000 to 2002 when he was Vice President of Worldwide Marketing for Lantronics, Inc., a company focused on the network enabling market. Prior to becoming Kofax’s CTO, Mr. Macciola held several senior level positions with Kofax, including EVP of Products and SVP of Marketing and Engineering. Prior to Kofax, Anthony was with Xionics. He holds a Bachelor of Arts in Management Information Systems from California State University, Fullerton.

Jim Nicol is our Executive Vice President of Products, a role he has held since September 2008. Prior to joining us, Mr. Nicol served as the Vice President and General Manager of the Captiva Product Business Unit at EMC (June 2006 to September 2008), where he was responsible for product strategy, product management and marketing, engineering, quality assurance, mergers and acquisitions, and strategic initiatives. Mr. Nicol holds a Bachelor of Sciences degree in Computer Science and a Master of Sciences degree in Biology from the California State University, Chico.

Karl Doyle is our Senior Vice President of Corporate Development responsible for executing inorganic growth strategies, a role he has held since December 2011. Mr. Doyle has been in the ECM industry for more than 20 years as an industry analyst, business development executive and consultant. From November 2010 to December 2011, Mr. Doyle acted as an external consultant providing acquisition advisory services for many companies in the ECM space, as well as Kofax. Prior to November 2010, Mr. Doyle spent 15 years at IBM FileNet, where he held a variety of executive leadership, product management and business development positions, including Director of Business Development and Strategy, and VP Business Development, where he was instrumental in the IBM acquisition of FileNet. Mr. Doyle started his ECM career in 1988 as an industry analyst covering the European document imaging and workflow markets. Mr. Doyle holds a Bachelor of Commerce in Business and a Masters in Business Services from University College Dublin.

Lynne Scheid is our Senior Vice President of Human Resources, a role she has held since July 2012. Ms. Scheid previously served as our Vice President of Human Resources from August 2008 to July 2012. From July 1996 to August 2008, Ms. Scheid served as our Director of Human Resources. Ms. Scheid attended Fullerton College and studied Human Resources at the University of California, Irvine.

Bradford Weller is our Executive Vice President of Legal Affairs, General Counsel and Company Secretary, roles he has held since January 2008. Prior to joining us, Mr. Weller served as General Counsel and Company Secretary of St. Bernard Software from July 2006 to October 2007. Mr. Weller took a sabbatical for the period prior to joining us and after he left St. Bernard Software. Mr. Weller has had a successful career both working as an attorney at a law firm and as an in house attorney at a number of publicly held technology companies, including Captiva Software Corporation, where he served as General Counsel, Vice President of Legal Affairs and Secretary. Mr. Weller has complete responsibility for the management of all of our in-house attorneys, our use of any and all external law firms and our Corporate Secretary function. He holds a Bachelor of Arts in Economics from Stanford University and a Juris Doctor from Hastings College of Law.

Greg Lock was appointed as Non-Executive Chairman of the Kofax Board of Directors on March 15, 2007. In addition to serving on our Board, Mr. Lock serves as a director for two public companies, Computacenter (where he is also board chairman), and UBM plc. Mr. Lock holds a Master of Arts degree in Natural Sciences from Churchill College, Cambridge and is a Fellow of the Royal Society of Arts, Manufacturers and Commerce.

William T. Comfort III was appointed to the Kofax Board of Directors on August 24, 2007. In 2003, Mr. Comfort founded Conversion Capital Partners Ltd, an investment partnership with offices in London and New York. Prior to founding Conversion, Mr. Comfort worked for CVC Capital Partners and advised Citicorp Venture Capital in London, focusing on European mid to large management buyouts. Mr. Comfort currently serves as the Chairman of the board of directors of Lyris, Inc., a marketing technology solutions company, and is a member of the New York University Board of Trustees. Mr. Comfort holds a Bachelor of Science in Business Administration from Boston University and a Juris Doctor and Master of Laws degree in tax law from the New York University School of Law. Mr. Comfort is also a member of the New York State Bar.

Chris Conway was appointed to the Kofax Board of Directors on December 15, 2004. Mr. Conway currently serves as a Non-Executive Director of Artificial Solutions Ltd., a private equity backed company that provides customer service optimization solutions to a wide range of European clients. Mr. Conway holds a Bachelor of Arts degree in History and Philosophy from the University of South Africa.

Wade W. Loo was appointed to the Kofax Board of Directors on February 4, 2011 and is a member of Kofax’s Audit Committee. From 1980 until his retirement in September 2010, Mr. Loo worked for KPMG LLP, ultimately serving as the senior partner in charge of KPMG’s Northern California audit practice. Mr. Loo is a member of the board of directors of JobTrain, a not-for-profit organization located in Menlo Park, California dedicated to helping individuals find meaningful employment in the local community. Mr. Loo is a CPA and holds a Bachelor of Sciences degree in Accounting from the University of Denver.

Bruce Powell was appointed to the Kofax Board of Directors on March 16, 1996. Mr. Powell brings years of experience with the preparation of financial statements and accounting matters to our Board gathered through his professional background as a Chartered Accountant and chief financial officer of listed and unlisted U.K. companies. From 2009 to the present, Mr. Powell has served as the Non-Executive Chairman of Threadless Closures Ltd., a designer of packaging materials. Mr. Powell also currently serves as Chairman of Treloar Trust, a not-for-profit charity providing education to the young disabled and as a director of The Worshipful Company of Haberdashers. Mr. Powell holds a Master of Arts degree in Economics and History from the University of Cambridge.

Joe Rose was appointed to the Kofax Board of Directors on April 1, 2009. From 2003 to the present, Mr. Rose is the founder and president of Rosetta Partners, LLC, a company providing business advisory, executive management and investment support services to information technology, computer software and business process outsourcing companies. Mr. Rose also currently serves as a director of Paperless Transaction Management, Inc., as well as a director of its wholly owned subsidiary, eOriginal, Inc. Mr. Rose holds a Bachelor of Arts degree in Business, Liberal Arts and Architecture from Texas Tech University and a Director Education Program Certificate in Public Board Service from the University of California, Los Angeles’s Anderson School of Management.

Mark Wells was appointed to the Kofax Board of Directors on December 15, 2004. Mr. Wells currently serves as a Non-Executive Director for INVU plc (a public company), Romax Technology Limited, Wasp Management

Software Limited, Execview Limited, and as a director of Cortexplus Limited. Mr. Wells is also a trustee of the Stoke Poges Parochial Church Council. Mr. Wells holds a Bachelor of Sciences degree in Electronic Engineering from the University of Bath and a Master of Business Administration from Cranfield University.

Board of Directors and Standing Committees

In general, under Rule 5615(a)(3) of the NASDAQ Marketplace Rules, foreign private issuers such as our company are permitted to follow home country corporate governance practices instead of certain provisions of the NASDAQ Marketplace Rules without having to seek individual exemptions from NASDAQ. A foreign private issuer making its initial public offering or first U.S. listing on NASDAQ that follows a home country practice instead of any such provisions of the NASDAQ Marketplace Rules must disclose in its registration statement or on its website each requirement of the NASDAQ Marketplace Rules that it does not follow and describe the home country practice its follows in lieu of such requirements.

The requirements of the NASDAQ Marketplace Rules with which we do not intend to comply and the corporate governance practices that we follow in lieu thereof are described below:

NASDAQ Marketplace Rule 5620(c) provides that the minimum quorum requirement for a meeting of shareholders is 33 1/3% of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on NASDAQ state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its bye-laws, which provide that, for so long as the Company’s common shares are listed on the Official List of the Financial Services Authority in the UK (the “Official List”) and admitted to trading on the main market of the London Stock Exchange, a quorum for the transaction of business at any meeting of shareholders is two persons present in person or by proxy entitled to vote at the meeting.

NASDAQ Market Place Rule 5635(c) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. Under Rule 5635(c), plans that do not contain a formula and do not impose a limit on the number of shares available for grant would require shareholder approval of each grant under the plan. We are currently evaluating whether our 2012 Equity Incentive Plan, which is compliant with the corporate governance requirements applicable to companies listed in London on the Premium segment of the Official List of the UKLA, is compliant with this Rule 5635(c).

Composition and Operation of the Board of Directors; Terms of Directors

Our bye-laws provide that our Board of Directors shall consist of not less than three and not more than ten directors as determined by resolution of the Board of Directors from time to time. Our Board of Directors currently consists of nine directors who shall stand for election at each annual general meeting. The Board of Directors is responsible for formulating strategy, corporate and capital structure, overseeing financial reporting and auditing, external communication, board appointments, compensation policy and maintenance of corporate governance standards. The Board of Directors is also responsible for ensuring that the necessary internal control mechanisms are in place to identify business, financial and operating risks and developing adequate structures and policies to mitigate those risks.

Director Independence

Considering the guidance for determining independence as set out in the UK Corporate Governance Code, the Board of Directors considers that Messrs. Conway, Lock, Powell, Rose, Wells and Loo were independent throughout the fiscal year ended June 30, 2013. The Board of Directors also considers Mr. Comfort to be independent in character and in judgment, but is unable to determine him to be independent according to the UK Corporate Governance Code definition based upon his relationship with a significant shareholder.

Indemnification Agreements

We intend to enter into new indemnification agreements with each of our directors and executive officers that will provide our directors and executive officers with additional protection regarding the scope of the indemnification set forth in our post-offering bye-laws. Pursuant to these agreements, we will indemnify each such person (to the fullest extent permitted by Bermuda law) against all costs and expenses, including expense advances, incurred in connection with any claim by reason or arising out of any event or occurrence relating to the fact that such person is our director or executive officer or is serving at our request at another corporation or entity, or by reason of any activity or inactivity while serving in such capacity. However, we are not obligated to indemnify our directors or executive officers under these agreements if:

•	indemnification is prohibited by our bye-laws or applicable law;

•	the action initiated by the person is not authorized by our Board of Directors; or

•	a court determines that the person did not act in good faith and in a manner that such officer or director reasonably believed to be in or not opposed to the best interests of the company.

Meetings of Non-Executive Directors

Our independent directors meet in regularly scheduled sessions at which only independent directors are present.

Committees of our Board of Directors

Our Board of Directors has a separately designated standing Audit Committee, Remuneration Committee and Nomination Committee. Each committee has a written charter that has been approved by the Board of Directors.

The following table sets forth the composition of each committee:

Name	Audit Committee	Remuneration Committee	Nomination Committee
William T. Comfort III			Member
Chris Conway	Member	Chairman	Member
Greg Lock			Chairman
Wade W. Loo	Chairman
Bruce Powell	Member		Member
Joe Rose		Member	Member
Mark Wells	Member	Member	Member

Audit Committee

Our Audit Committee consists of Messrs. Loo (Chairman), Conway, Powell and Wells. The Board of Directors has determined that each member of the Audit Committee satisfies the independence requirements of NASDAQ Stock Market Rule 5605(a)(2) and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and meets the requirements for financial literacy under the requirements under NASDAQ rules and SEC rules and regulations. The Board of Directors has determined that Mr. Loo qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC.

Under the terms of the charter of our Audit Committee, its purpose is to provide an independent review of the effectiveness of the financial reporting process, internal control and risk management systems, whistleblowing procedures and oversee the audit process. The Audit Committee’s primary duties and responsibilities are to:

•

monitor the integrity of the Company’s financial statements, annual and half-yearly reports, interim management statements, preliminary results announcements or other announcements of financial performance;

•	review significant financial reporting issues and judgments they contain, significant financial returns to regulators and any financial information contained in documents published by the Company;

•

review and present recommendations to the Board of Directors regarding approval of any financial statements to be made (including the Company’s annual accounts) or financial information to be disclosed by the Company, in particular considering:

•

whether published accounting standards, legal and regulatory requirements and generally accepted best practice has been followed, appropriate estimates and judgments have been made, and the views of the external auditor have been taken into account; and

•	changes in accounting policies and practices, and the reasons for and effects of those changes;

•	review and challenge where necessary the methods used to account for significant or unusual transactions where different approaches were possible;

•	review the adequacy and effectiveness of the Company’s code of business conduct and ethics, internal controls and risk management processes; and

•

review the Company’s arrangements for its employees to raise concerns, in confidence, about possible wrongdoing in financial reporting or other matters and ensure that these arrangements allow proportionate and independent investigation of such matters and appropriate follow up action.

In relation to the Company’s external auditor, the Audit Committee, among other things:

•

recommends the appointment, reappointment or removal of the external auditor and considers any issues relating to their resignation, dismissal, remuneration or terms of engagement. If the Board of Directors does not accept the Audit Committee’s recommendation, the Audit Committee will publish in the Company’s annual report, and in any documents recommending appointment or re-appointment, a statement explaining the recommendation and why the Board of Directors has taken a different position;

•	considers and keeps under review, the external auditor’s independence, objectivity and effectiveness;

•	reviews and monitors the effectiveness of the audit process, considering relevant professional and regulatory requirements;

•	develops and implements policy on the engagement of the external auditor to provide non-audit services; and

•	approves the external auditors’ annual proposals regarding the level of audit fees and the nature and scope of proposed audit coverage.

In relation to the Company’s internal audit function, the Audit Committee, among other things:

•	monitors and reviews the effectiveness of the company’s internal audit function in the context of the overall risk management system;

•	approves the appointment and removal of the head of the internal audit function;

•

considers and approves the remit of the internal audit function and ensures it has adequate resources and appropriate access to information to enable it to perform its function effectively and in accordance with the relevant professional standards. The Audit Committee also ensures the function has adequate standing and is free from management or other restrictions;

•	reviews, assesses and approves the annual internal audit plan and any changes thereto;

•	reviews promptly all reports on the Company from the internal auditor(s); and

•	reviews and monitor management’s responsiveness to the findings and recommendations of the internal auditor.

The Audit Committee is authorized to obtain, at the Company’s expense, reasonable outside legal or other independent professional advice on any matters within the scope of its responsibilities.

Remuneration Committee

The Board of Directors has determined that each member of the Remuneration Committee satisfies the independence requirements of NASDAQ Stock Market Rule 5605(a)(2).

Our Remuneration Committee, which would commonly be referred to in the U.S. as the compensation committee, consists of Messrs. Conway (Chairman), Rose and Wells.

Under the terms of the Remuneration Committee’s charter, its primary duties and responsibilities are to:

•	determine, subject to ratification by the Board of Directors, the framework or broad policy for the remuneration for the executives of the Company;

•	at least annually, review the entire individual remuneration packages for each member of the executive management team of the Company with particular regard to:

•	the composition of the total remuneration package as between salary, bonus, pension, share options and other benefits (including targets for any performance-related pay schemes);

•	where the Company aims to stand in relation to similar companies in its industry sector;

•

the need to provide the executive directors and executive management team members with every encouragement to enhance the Company’s performance and to ensure that these individuals are fairly, but responsibly, rewarded for their individual contributions;

•	the fairness, to both the Company and the relevant executive management team members, of the contractual terms on termination, and any payments made of their remuneration;

•	the compensation commitments in the event of early termination of employment of an executive management team member; and

•	the relationship between the remuneration of executive team members and that of other employees.

•	advise on and oversee all and any major changes in employee benefit structures of the Company;

•	approve the design of and determine targets for any performance-related pay schemes operated by the Company, and approve the total annual payments made by the Company under such schemes; and

•

determine, upon shareholder approval if appropriate, how the Company’s stock option, Long Term Incentive plans and cash incentive compensation plan should be operated, and oversee the grant of options and/or allocation of shares to each executive director, executive management team member or other eligible participant within the Company.

The Remuneration Committee has the power, at the Company’s expense, to employ the services of such advisers and/or consultants and the power to commission or purchase any relevant reports, surveys or information as the Remuneration Committee deems necessary to fulfill its responsibilities.

Nomination Committee

Our Nomination Committee consists of Messrs. Lock (Chairman), Comfort, Conway, Powell, Rose and Wells. The Nomination Committee keeps under review the structure, size and composition of the Board of Directors; proposes to the Board of Directors suitable candidates for appointment as directors of the Company; and considers Board of Directors succession plans.

Under the terms of the Nomination Committee’s charter, its primary duties and responsibilities are to:

•

regularly review the structure, size and composition (including the skills, knowledge and experience) required of the Board compared to its current position and make recommendations to the Board of Directors with regard to any changes;

•

give full consideration to succession planning for directors and other senior executives in the course of its work, taking into account the challenges and opportunities facing the Company, and what skills and expertise are therefore needed on the Board of Directors in the future;

•	identify and nominate, for the approval of the Board of Directors, candidates to fill board vacancies as and when they arise;

•

evaluate the balance of skills, knowledge and experience then currently on the Board of Directors, and, in the light of this evaluation, prepare a description of the role and capabilities required for a particular appointment to the Board of Directors;

•	review the leadership needs of the Company, with a view to ensuring the continued ability of the Company to compete effectively in the marketplace;

•

review annually the time required for non-executive directors to perform their duties. Performance evaluation should be used to assess whether the non-executive directors are spending enough time to fulfill their duties; and

•

ensure that on appointment of a non-executive director to the Board, of Directors that non-executive director receives a formal letter of appointment setting out clearly what is expected of them, including, but not limited to, time commitment, committee service and involvement outside board meetings.

Committee Charters and Other Corporate Governance Materials

The Board of Directors has adopted a written charter for each of the Audit Committee, the Remuneration Committee and the Nomination Committee.

The UK Corporate Governance Code

The UK Corporate Governance Code is the key source of corporate governance recommendations for fully-listed companies in the U.K. The UK Corporate Governance Code consists of principles of good governance, most of which have their own set of more detailed provisions which, in most cases, amplify the principles. The principles deal with the following areas: directors, directors’ remuneration, accountability and audit, relations with shareholders and institutional investors. A copy of the UK Corporate Governance Code is available from the website of the Financial Reporting Council at http://www.frc.org.uk/getattachment/b0832de2-5c94-48c0-b771-ebb249fe1fec/The-UK-Corporate-Governance-Code.aspx. We do not incorporate the information available on the website of the Financial Reporting Council into this prospectus and you should not consider any such information on, or that can be accessed through, such website as part of this prospectus.

Code of Business Conduct and Ethics

In connection with the consummation of this offering, we plan to adopt an amended written code of business conduct and ethics, to be known as our code of conduct, which will outline the principles of legal and ethical business conduct under which we do business. The code of conduct will apply to all of our directors, officers and employees. A copy of our code of conduct will be available on our corporate website at www.kofax.com. We do not incorporate the information on our website into this prospectus and you should not consider any such information that can be accessed through our website as part of this prospectus. Any amendments or waivers from the provisions of the code of conduct for our executive officers or directors will be made only after approval by a committee consisting of a majority of our independent directors and will be disclosed on our corporate website promptly following the date of such amendment or waiver.

Director Compensation

The following table sets forth information concerning the compensation earned during the year ended June 30, 2013 by each of our non-employee directors:

Name	Cash Compensation	Share-Based Compensation
William T. Comfort III (1)	$58,770	—
Chris Conway (1)	66,503	—
Greg Lock (1)	185,590	—
Wade W. Loo	80,000	—
Bruce Powell (1)	71,143	—
Joe Rose	80,000	—
Mark Wells (1)	58,770	—

(1)	Cash compensation received was converted from British pounds to U.S. dollars using the average exchange rate for the fiscal year ended June 30, 2013 of 1.5210.

We do not maintain any service contracts with our directors that provide monetary benefits, such as cash termination payments, upon our directors’ termination of service with us. Pursuant to the new indemnification agreements we plan to enter into with our directors, our directors will be provided with additional protection regarding the scope of the indemnification set forth in our post-offering bye-laws, which will include indemnification against all costs and expenses, including expense advances, incurred in connection with any claim by reason or arising out of any event or occurrence relating to the fact that such person is our director or is serving at our request at another corporation or entity, or by reason of any activity or inactivity while serving in such capacity.

Executive Officer Compensation and Employment Agreements

The following table sets forth information concerning the cash compensation earned during the fiscal year ended June 30, 2013 by our Chief Executive Officer and Chief Financial Officer:

Name and Principal Position	Salary	Bonus	All Other Compensation	Total
Reynolds C. Bish	$500,000	$288,588	$21,983	$810,571
Chief Executive Officer and Director
James Arnold, Jr.	$350,000	$115,435	$20,681	$486,116
Chief Financial Officer and Director

(1)	Includes (i) medical, dental, vision, life insurance and long-term disability coverage benefits of $19,983 and $18,681 for Mr. Bish and Mr. Arnold, respectively, and (ii) $2,000 in defined contribution payments made by Kofax (U.K.) for each of Messrs. Bish and Arnold.

Equity Compensation Plans

Kofax plc 2000 Share Option Plan and Kofax plc 2007 Long Term Incentive Plan

Background

Kofax (U.K.) has operated share option schemes since its initial public offering in 1996, as the Remuneration Committee considers share ownership and the award of incentive equity as a key compensation component in the overall remuneration package for executive directors, senior management and other employees. It is the Remuneration Committee’s objective that all executive directors and members of senior management should by direct ownership and/or by grant of equity awards have a material interest in the successful performance of Kofax.

Prior to the adoption of the Kofax plc 2012 Equity Incentive Plan, referred to herein as the 2012 Plan, Kofax (U.K.) maintained the Kofax plc. 2000 Share Option Plan, referred to herein as the Option Plan, and the Kofax plc 2007 Long-Term Incentive Plan, referred to herein as the LTIP or the LTIP Plan. The Option Plan expired with respect to new awards on January 26, 2012 and no grants have been made thereunder since such date. The LTIP expired with respect to new awards on October 2, 2012 and no new grants have been made thereunder since such date.

The Option Plan provided for awards of options to acquire the ordinary shares of Kofax (U.K.). As of June 30, 2013, there were outstanding options covering 5,061,862 shares granted under the Option Plan, at a weighted average exercise price of 207 pence ($4.40 based on the exchange rate on June 30, 2013). Stock options granted under the Option Plan were required to have an exercise price of not less than the higher of the fair market value of a share at the grant date and the nominal value of a share. Generally, options granted under the Option Plan vest over four years, with 25% vesting on the first anniversary of the grant date, and 6.25% vesting quarterly thereafter over the next three years. Accelerated vesting is provided with respect to certain options in the event of termination of employment due to death, disability, pregnancy, sickness, redundancy, corporate transfer and retirement. No term of any option granted under the Option Plan exceeds ten years from the grant date. In addition, upon termination of employment, the then vested and exercisable portion of an option granted under the Option Plan may be exercisable for up to twelve months (but not beyond the stated term of the option), depending on the reason for such termination. The exercise price for an option may be paid in the form of consideration determined by the Remuneration Committee.

Under the terms of the LTIP, both nil cost options and conditional share awards were permitted to be granted. However, no nil cost options were granted under the LTIP. As of June 30, 2013, there were 2,800,529 ordinary shares issuable upon the settlement of outstanding conditional share awards granted under the LTIP. A conditional share award entitles the holder to receive a specified number of shares following the end of a vesting and/or deferral period, subject to the satisfaction of the applicable vesting requirements. Prior to settlement, a participant will have no voting or dividend rights with respect to the shares underlying a conditional share award. Conditional share awards granted under the LTIP are generally subject to the achievement of software revenue growth and EBITDA growth targets over a three year performance period. An unvested conditional share award may be forfeited upon a termination of employment (provided that the Committee may provide for pro-rata vesting based on performance as of such termination of employment) and shall be forfeited upon the bankruptcy of the participant.

In connection with the scheme of arrangement, holders of awards granted under the Option Plan and LTIP generally will be provided the opportunity to exchange such awards for substitute awards in respect of common shares of Kofax (Bermuda)). Any such awards will be granted under the 2012 plan (which will be assumed by Kofax (Bermuda)) and will be subject to similar terms (e.g., vesting, term, value, etc.) as such substituted awards (including the terms of the plan under which the substituted award was granted). Any awards not so exchanged may lapse upon the effective date of such scheme of arrangement.

Eligible Employees

All employees of Kofax (U.K.) and its subsidiaries were eligible to be selected to participate in the Option Plan and LTIP.

Administration; Amendment

The Option Plan and LTIP are administered by the Remuneration Committee. The Remuneration Committee generally has the power to amend the LTIP without the consent of participants or shareholders. The Remuneration Committee may amend the Option Plan, provided that amendments that are adverse to a participant generally must be consented to by such participant.

Certain Corporate Events

If there is a capitalization or rights issue, a subdivision, a consolidation or reduction or any other variation in the equity share capital of the Company, then the number of shares subject to an award granted under the Option Plan or LTIP and the terms and conditions of such award (including, without limitation, the exercise price of an option) shall be adjusted in such manner as the Remuneration Committee determines to be appropriate.

Under both the Option Plan and the LTIP, outstanding awards will become vested in connection with certain change in control transactions or a winding up of Kofax and, to the extent not exercised within a certain period of time before or after such change in control, will lapse (provided that vesting under the LTIP will be based on performance and, if determined by the Remuneration Committee, the extent of the completion of the service period as of the change in control). In addition, participants holding awards under either such plan may be provided the opportunity to exchange their old awards for new awards in respect of the surviving or acquiring company (or certain related entities), provided that such new awards are substantially equivalent in terms and value to the old awards.

Transferability

An award may not be transferred or assigned, provided that an option granted under the Option Plan may be transferred in the event of death by will or under the laws of descent and distribution.

This summary of the Option Plan and LTIP is qualified in its entirety by reference to the Option Plan and LTIP, copies of which are attached hereto as Exhibits 10.1 and 10.3, respectively.

2012 Equity Incentive Plan

Background

On November 6, 2012, the shareholders of Kofax (U.K.) adopted the 2012 Equity Incentive Plan, or the 2012 Plan, in order to assist the Company and its shareholders in attracting, motivating and retaining valued employees and officers by offering them a greater stake in the Company’s success and a closer identity with it, and to encourage ownership of the Company by such employees and officers. On November 5, 2013, Kofax (Bermuda) assumed and adopted the 2012 Plan and (i) made certain administrative amendments to reflect Bermuda law and to clarify that awards granted thereunder will relate to common shares of Kofax (Bermuda) and (ii) renamed it the Kofax Limited 2012 Equity Incentive Plan. In addition, in connection with the scheme of arrangement, holders of awards granted under the 2012 Plan prior thereto will be given the opportunity to exchange such awards for substitute awards to be granted under the 2012 Plan on terms and conditions (e.g., term, vesting, value, etc.) substantially similar to such substituted awards. Any awards not so exchanged will lapse upon the effective time of the scheme of arrangement. The summary provided below describes the terms of the 2012 Plan following such adoption and assumption (and related amendments) by Kofax (Bermuda).

As of June 30, 2013, there were (x) 323,900 ordinary shares issuable upon the exercise of outstanding options granted under the 2012 Plan, at a weighted average exercise price of 289 pence ($4.40 based on the exchange rate as of June 30, 2013) per share, and (y) 485,000 ordinary shares covered by conditional share awards.

Effective Date; Termination; Amendment

The 2012 Plan became effective on November 6, 2012 upon its adoption by the shareholders of Kofax (U.K.). Unless terminated earlier, the 2012 Plan will terminate on the 10th anniversary of the earlier of its adoption or approval by the shareholders of Kofax (U.K.). The Committee (as defined below) may amend or terminate the 2012 Plan or any award without the consent of the Company’s shareholders or participants, except that any such amendment or termination will be subject to the approval of the Company’s shareholders by resolution in general meeting if (i) such action would increase the number of shares subject to the 2012 Plan or

(ii) such shareholder approval is required by any applicable law or regulation or the rules of any stock exchange on which the shares may then be listed; provided, however, that without the consent of an affected participant, no amendment or termination may materially and adversely affect the rights of such participant.

Eligible Employees

All officers (other than in a non-executive capacity) and employees of the Company and its subsidiaries are eligible to be selected to participate in the 2012 Plan.

Administration

The 2012 Plan is administered by the Remuneration Committee of the Company (the “Committee”). To the extent permissible under applicable law, the Committee may delegate to one or more Committee members the authority to grant awards to eligible individuals. Furthermore, the Committee may delegate to one or more officers of the Company the authority to grant awards to participants who are not subject to the requirements of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), provided that the Committee shall have fixed the total number of shares subject to such grants.

Subject to the provisions of the 2012 Plan, the Committee has the authority to (i) select the employees who will receive awards; (ii) determine the type or types of awards to be granted to each participant; (iii) determine the number of shares to which an award will relate and the terms and conditions of any award; (iv) determine whether, to what extent, and under what circumstances an award may be cancelled, forfeited, or surrendered; (v) construe and interpret the 2012 Plan or any award; and (vi) make all other determinations as it may deem necessary or advisable.

If at any time the Company becomes subject to the Exchange Act, then, as necessary to qualify for the exemption set forth in Rule 16b-3 thereunder and to qualify for the exemption from Code Section 162(m) for “qualified performance-based compensation,” the Committee shall have at least two members, each of whom shall be a “non-employee director” as defined in Rule 16b-3 under the Exchange Act and an “outside director” as defined in Code Section 162(m), and, if applicable, meet the independence requirements of the applicable stock exchange, quotation system or other self-regulator organization on which shares are traded.

Shares Subject to the 2012 Plan

Subject to adjustment as provided in the 2012 Plan, the total number of shares available for awards under the 2012 Plan on any day will not, when added to the total number of shares which have been allocated in the previous ten years, under the 2012 Plan and any other employees’ share plans adopted by the Company or its subsidiaries, exceed twelve and a half percent (12.5%) of the common share capital of the Company in issue on a fully diluted basis immediately prior to that day (the “Plan Limit”) (it being acknowledged that the Company intends to reduce the Plan Limit to ten (10) per cent of the common share capital of the Company in issue on a fully diluted basis by November 6, 2015). In the event that the right to acquire shares pursuant to an award is forfeited, released, cancelled or lapses without being exercised, the shares not so issued will again become available for awards. In addition, if an award is satisfied by the transfer of shares already in issue, such shares will not count against the Plan Limit. Shares awarded under the 2012 Plan may be reserved or made available from the Company’s authorized and unissued shares or from shares reacquired (through open market transactions or otherwise) and held in the Company’s treasury or by the 2012 Plan trustees (who may determine in their discretion to undertake the responsibility of satisfying awards on behalf of the Company). Any shares issued by the Company through the assumption or substitution of outstanding grants by an acquired company will not reduce the number of shares available for awards under the 2012 Plan.

The maximum level of award (being the aggregate market value of shares subject to the award at the grant date of such award) that can be granted to a participant under the 2012 Plan in any calendar year is limited to

250% of such individual’s base salary (based on the higher of the current year’s base salary or the prior year’s base salary) or 400% of such individual’s base salary in the case of new hires. In addition to such limits, in the event that the Company becomes subject to Code Section 162(m), the aggregate number of shares in respect of awards that may be granted to any “covered employee” (as defined in Code Section 162(m)) during any calendar year may not exceed 750,000.

Awards

Under the terms of the 2012 Plan, options (both incentive stock options (within the meaning of Code Section 422) and non-qualified stock options), conditional share awards and other share-based awards may be granted. The right of a participant to exercise or receive a grant or settlement of any award, and the timing thereof, may, and in the case of members of the executive management team (the “EMT”) will, be subject to such performance requirements as may be determined by the Committee. A participant has no voting rights or right to receive dividends or distributions in respect of shares subject to an award prior to the settlement of the award in the case of a conditional share award or an other share-based award, or prior to the exercise of an award in the case of an option. A participant who is subject to Section 16 of the Exchange Act may direct the Company to withhold shares otherwise to be issued or released upon the exercise or settlement of an award in order to pay the applicable exercise price and/or withholding taxes.

Stock Options

Stock Options may be granted to eligible employees on such terms and conditions as the Committee may determine, consistent with the terms of the 2012 Plan. Except as provided below with respect to incentive stock options, the exercise price of a stock option may not be less than the higher of the fair market value of a share at the grant date and the nominal value of a share. The award agreement for such options will specify the time or times at which the option may be exercised and the terms and conditions applicable thereto, including a vesting schedule which may be based upon the passage of time, attainment of performance requirements or a combination thereof. Awards granted to the Company’s executive directors shall be subject to a 3 year minimum vesting period. In respect of awards made to other employees (including members of the EMT other than executive directors of the Company), in the absence of relevant provisions within the award agreement, 25% of the shares subject to an option will vest and become exercisable one year from the grant date, with the balance vesting pro rata over the next three years, 6.25% per three month period, until the option is fully vested and exercisable. Except as provided below with respect to incentive stock options, the term of an option granted under the 2012 Plan will be ten years from the grant date.

Unless otherwise specified by the Committee, (i) the exercise price for an option may be paid in cash, shares or any combination thereof; and (ii) the methods of payment may include payment through cashless and net exercise arrangements, to the extent permitted by the Committee and applicable law. The Committee may on exercise of an option: (i) make a cash payment to the participant equal to the spread on the date of exercise of the option; or (ii) arrange for the transfer or issue of shares to the participant with a fair market value equal to the spread on the date of exercise.

Unless otherwise provided in an award agreement, or as may be determined by the Committee, upon a participant’s termination of employment the unvested portion of such participant’s options will cease to vest and will be forfeited and the vested portion of such participant’s options shall remain exercisable for a period equal to between 90-365 days (but not in excess of the general term of the option), depending on the reason for such termination of employment.

Incentive stock options may be granted to only US participants who are employees of the Company or its subsidiaries. In the case of an individual who holds more than 10% of the voting power of the Company or any of its subsidiaries, the exercise price of an incentive stock option may not be less than 110% of the fair market value of the underlying shares on the grant date and the term of such incentive stock option may not exceed five years from the grant date.

Conditional Share Awards

A conditional share award entitles the participant to receive, upon settlement, one share for each share underlying the portion of the conditional share award that becomes vested. The award agreement will specify when the conditional share award will become vested, the terms and conditions applicable thereto including a vesting schedule which may be based on passage of time, the attainment of performance requirements or a combination thereof. In the absence of relevant provisions within the award agreement, a conditional share award will be released upon vesting. The Committee may on the vesting of a conditional share award make a cash payment to the participant equal to the fair market value of the shares in respect of which the conditional share award has vested. If a participant ceases to be employed or engaged by the Company or its subsidiaries for any reason a conditional share award that has not been settled will lapse with no further compensation due the participant unless the Committee in its absolute discretion determines otherwise.

Other Share-Based Awards

The Committee is authorized, subject to limitations under applicable law, to grant to participants any type of award (in addition to stock options and conditional share awards) that is payable in, or valued in whole or in part by reference to, shares, and that is deemed by the Committee to be consistent with the purposes of the 2012 Plan.

Qualified Performance-Based Awards

If at any time the Company becomes subject to Code Section 162(m), then, in addition to the awards described above, the Company may, in its sole discretion, grant “qualified performance-based awards” intended to qualify for the exemption from Code Section 162(m) for “qualified performance-based compensation.” Only participants who are “covered employees” within the meaning of Code Section 162(m) will be eligible to receive qualified performance-based awards. The Committee will designate in its sole discretion which covered employees will be participants for a performance period, as well as the performance goals for such performance period, within the earlier of (a) the first 90 days of the performance period and (b) the lapse of 25% of the performance period.

Certain Corporate Events

In the event that any a capitalisation issue, an offer or invitation made by way of rights, a subdivision, a consolidation or reduction, any other variation, share dividend, recapitalization, forward split or reverse split, reorganization, merger, amalgamation, consolidation, spin-off, combination, repurchase or share exchange, extraordinary or unusual cash distribution or other similar corporate transaction or event, affects the shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants under the 2012 Plan, then the Committee shall proportionately and equitably adjust any or all of (i) the number and kind of shares which may thereafter be issued in connection with awards, (ii) the number and kind of shares issuable in respect of outstanding awards, (iii) the aggregate number and kind of shares available under the 2012 Plan, including any individual share limits and (iv) the exercise price or grant price relating to any award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding award. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, awards, including any performance requirements in response to changes in applicable laws, regulations, or accounting principles.

Change in Control

Upon the occurrence of certain change in control events (such as a scheme of arrangement under Section 99 of the Bermuda Companies Act 1981, as amended), the Committee, in its sole discretion, may take certain actions with respect to outstanding awards, such as (a) cancel outstanding awards in exchange for a cash payment in an amount equal to the excess, if any, of the fair market value of the shares underlying the unexercised portion of the award as of the date of the change in control over the exercise price or grant price, as the case may be, of such portion; (b) terminate awards, effective immediately prior to the change in control; or (c) require the successor corporation (or its parent), following a change in control, to assume outstanding awards and/or to substitute such awards with awards involving the common shares of such successor corporation (or its parent) on terms and conditions necessary to preserve the rights of participants with respect to such awards. In certain situations, a participant may be given the choice of accepting a replacement award or exercising the non-forfeited portion of his or her award prior to the change in control. Under the terms of the 2012 Plan, a change in control generally will not have any impact on the vesting or timing of the release of awards granted to a member of the EMT, provided that in the event that the 2012 Plan is not assumed by the acquirer or successor to the Company, 100% of the EMT members’ awards will vest and be released if permitted under the tax code. In addition, in the event that the Company or its successor terminates an EMT member’s employment without cause, or an EMT member terminates his or her employment for good reason, in either case, upon or within 12 months after the occurrence of a change of control, a minimum of 100% of the EMT member’s awards shall vest and be released (if permitted under the tax code).

Clawback of Awards

If circumstances occur which in the reasonable opinion of the Committee justify a reduction in one or more awards granted to any one or more participants, the Committee may in its discretion at any time prior to the expiration of the award determine that the number of shares over which an award is granted shall be reduced to such amount or number as the Committee considers appropriate in the circumstances.

Transferability

An award may not be transferred or assigned; provided, however, that the Committee may, in its discretion, provide that awards or other rights or interests of a participant granted pursuant to the 2012 Plan be transferable, without consideration, to immediate family members, to trusts for the benefit of such immediate family members and to partnerships in which such family members are the only partners.

Foreign Participants

Without amending the 2012 Plan, awards may be granted to individuals who are foreign nationals or employed outside the United Kingdom or both, on such terms and conditions different from those specified in the 2012 Plan. In addition, the Committee may establish sub-plans to the 2012 Plan to set forth special rules and provisions applicable to awards granted to any such foreign national.

This summary of the 2012 Plan is qualified in its entirety by reference to the 2012 Plan (as adopted and amended by Kofax (Bermuda) on November 5, 2013), a copy of which is attached hereto as Exhibit 10.23.

Cash Incentive Plan

Kofax Limited Incentive Compensation Plan

Purpose; Effective Date; Termination; Amendment

On November 5, 2013, Kofax (Bermuda) adopted the Kofax Limited Incentive Compensation Plan, or the ICP, in order to provide cash incentive compensation opportunities for certain employees of the Company and its subsidiaries. Unless terminated earlier, the ICP will terminate on November 5, 2018. The Board, without the consent of any participant, may at any time terminate or from time to time amend the ICP in whole or in part, whether prospectively or retroactively, including in any manner that adversely affects the rights of participants.

Eligible Employees

All employees of the Company and its subsidiaries, including our executive officers, are eligible to be selected to participate in the ICP.

Administration

The ICP is administered by the Remuneration Committee of the Company (the “Committee”). Subject to the provisions of the ICP, the Committee has the authority to (i) select employees to participate in the ICP; (ii) establish and administer the performance goals, if any, and the bonus opportunities applicable to each participant and determine whether the performance goals, if any, have been attained; (iii) construe and interpret the ICP and any agreement or instrument entered into under or in connection with the ICP; (iv) establish, amend and waive rules and regulations for the ICP’s administration and (v) make all other determinations that may be necessary or advisable for the administration of the ICP. Any determination by the Committee pursuant to the ICP will be final, binding and conclusive.

ICP Bonus Opportunities

With respect to each participant, the Committee will determine (i) whether their bonus shall be based on the achievement of performance goals, and if so, the performance goals that will be utilized, (ii) each participant’s bonus opportunity and (iii) the method for computing the amount of bonuses that may be payable under the ICP to each participant. The Committee may, in its discretion, award a bonus based on its subjective assessment of Company, subsidiary, affiliate and/or individual performance or contributions, and accordingly, bonuses are not required to be based on the achievement of performance goals (pre-determined or otherwise). The Committee may also, in its sole discretion, reduce the amount of any bonus otherwise payable to a participant based on such factors as the Committee deems appropriate.

To the extent that a bonus is based on the achievement of performance goals, such performance goals may include, without limitation: (i) stock price, (ii) the market share of the Company, its subsidiaries or affiliates (or any business unit thereof), (iii) sales by the Company, its subsidiaries or affiliates (or any business unit thereof), (iv) earnings of the Company, its subsidiaries or affiliates (or any business unit thereof), (v) diluted net income per share, (vi) return on stockholder equity of the Company, (vii) costs or expenses of the Company, its subsidiaries or affiliates (or any business unit thereof), (viii) cash, cash on hand or cash flow of the Company, its subsidiaries or affiliates (or any business unit thereof), (ix) return on total assets of the Company, its subsidiaries or affiliates (or any business unit thereof), (x) return on invested capital of the Company, its subsidiaries or affiliates (or any business unit thereof), (xi) return on net assets of the Company, its subsidiaries or affiliates (or any business unit thereof), (xii) operating income of the Company, its subsidiaries or affiliates (or any business unit thereof), (xiii) net income of the Company, its subsidiaries or affiliates (or any business unit thereof), (xiv) earnings (or net income) before interest and taxes of the Company, its subsidiaries or affiliates (or any business unit thereof), (xv) earnings (or net income) before interest, taxes, depreciation and amortization of the Company, its subsidiaries or affiliates (or any business unit thereof), (xvi) gross or net margin of the Company, its subsidiaries or affiliates (or any business unit thereof), (xvii) customer satisfaction of the Company, its subsidiaries or affiliates (or any business unit thereof), (xviii) revenue or net revenue of the Company, its subsidiaries or affiliates (or any business unit thereof), or (xix) such non-financial, strategic, corporate and/or individual goals as the Committee deems advisable.

Adjustments

In connection with the occurrence of any event involving the Company or a subsidiary or affiliate (such as certain dividends, reorganizations, acquisitions or dispositions), the Committee may, in its sole discretion, adjust the performance goals or other bonus criteria or opportunities applicable to participants.

Payment of Bonuses

Earned bonuses will be paid in cash no later than March 15th of the calendar year following the calendar year in which the applicable performance period ends. Payment of any bonus is contingent upon the participant remaining employed by the Company or a subsidiary on the date such bonus is paid, unless otherwise provided in an employment agreement or waived by the Committee in its sole discretion. All bonuses paid or to be paid under the ICP are subject to rescission, cancellation or recoupment, in whole or in part, under any current or future “clawback” or similar policy of the Company or any subsidiary.

The above is a summary of the ICP. In the event of a conflict between the terms of the ICP and the summary above, the terms of the ICP will control.

Employment Agreements

The Company does not have any general policies regarding the use of employment agreements, but may, from time to time, enter into such a written agreement to reflect the terms and conditions of employment of a particular named executive officer, whether at the time of hire or thereafter.

Reynolds C. Bish

We entered into an employment agreement with Reynolds C. Bish, our Chief Executive Officer, in November 2007. Pursuant to Mr. Bish’s employment agreement he is entitled to an annual base salary of $500,000 (subject to review and adjustment by the Board under certain conditions) and an annual incentive bonus of up to $500,000 based on achievement of performance goals as established by the Remuneration Committee. Mr. Bish is also entitled to receive option awards and awards on an annual basis under our LTIP Plan on the basis of 200% of Mr. Bish’s then current base salary and is entitled to receive reimbursement for all reasonable out-of-pocket business expenses incurred in the performance of his duties on behalf of the Company.

Mr. Bish’s employment agreement provides that if he is terminated by the Company for “cause” he is entitled to receive his base salary pro rated to his date of termination. “Cause” is defined to include (i) theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of any Company documents or records; (ii) material failure to abide by the Company’s policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct) after written notice from the Company of such failure; (iii) unauthorized use, misappropriation, destruction or diversion of any material tangible or intangible assets or corporate opportunity of the Company (including, without limitation, improper use or disclosure of the Company’s confidential or proprietary information); (iv) misconduct which has a material detrimental effect on the Company’s reputation or business; (v) repeated failure or inability (other than due to injury or illness) to perform any reasonable assigned duties after written notice from the Company of, and a reasonable opportunity to cure such failure or inability; or (vi) conviction (including any plea of guilty or nolo contendere) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude and which impairs Mr. Bish’s ability to perform his duties with the Company.

Mr. Bish’s employment agreement also provides that he is entitled to receive certain payments upon his termination by the Company without cause or upon Mr. Bish’s resignation for “Good Reason”. “Good Reason” is defined as the first to occur of any of the following, without Mr. Bish’s written consent: (i) a material diminution in base salary or target bonus then in effect; (ii) a material diminution in authority, duties or responsibilities, including without limitation, a requirement that Mr. Bish report to a corporate officer rather than directly to the Board or its successor; (iii) a relocation of Mr. Bish’s principal place of employment to a location that increases Mr. Bish’s one-way commute distance by more than thirty miles; or (iv) any other action or inaction by the Company that constitutes a material breach of Mr. Bish’s employment agreement. In the event of such a termination without cause or resignation for “Good Reason” Mr. Bish is entitled to receive: (a) base salary then in effect, pro rated to the date of termination; (b) severance equal to twelve months of base salary then in effect; (c) an amount equal to Mr. Bish’s bonus for the Company’s prior fiscal year ended on or prior to the date of termination or resignation; and (d) payment of COBRA premiums for a period of twelve months or until Mr. Bish is eligible to receive health benefits under another group health insurance plan. Upon such an event, all LTIP awards then held by Mr. Bish shall become vested and shares underlying such awards shall be released.

Mr. Bish’s employment agreement includes a change of control provision that entitles him to certain payments in the event of his termination without “Cause” or resignation for “Good Reason” upon or within 12 months following a “Change of Control” of the Company as defined in the LTIP Plan. Upon such a “Change of Control” Mr. Bish is entitled to receive: (i) base salary then in effect, pro rated to the date of termination;

(ii) severance equal to twelve months on base salary then in effect; (iii) an amount equal to Mr. Bish’s bonus for the Company’s prior fiscal year ending on or prior to the date of termination or resignation; (vi) an amount equal to Mr. Bish’s target bonus then in effect; and (v) payment of COBRA premiums for a period of twelve months or until Mr. Bish is eligible to receive health benefits under another group health insurance plan. In the event that Kofax (Bermuda) or its successor terminates Mr. Bish’s employment without cause or Mr. Bish terminates his employment for good reason in either case upon or within 12 months following a “Change of Control”, upon such termination, Mr. Bish shall be entitled to at least 100% of the shares awarded to Mr. Bish under the LTIP awards made to him on September 7, 2009, September 8, 2010 and September 7, 2011.

In addition to the other provisions set forth above, Mr. Bish’s employment agreement provides that under certain conditions he shall receive certain levels of tax gross up payments from the Company with respect to any excise or similar taxes owed by him in respect of benefits received pursuant to the agreement.

Mr. Bish’s employment agreement also includes a nonsoliciation provision that provides that he shall not, during the term of the agreement or for one year after the termination of his employment, separately or in conjunction with others, encourage or cause others to solicit or personally encourage any employees of the Company to terminate or alter their relationships with the Company.

James Arnold, Jr.

We entered into an employment agreement with James Arnold, Jr., our Chief Financial Officer, in April 2010. Pursuant to Mr. Arnold’s employment agreement he is entitled to an annual base salary of $350,000 (subject to review and adjustment by the Board) and an annual incentive bonus based on achievement of performance goals as established by the Remuneration Committee. Mr. Arnold is also entitled to receive awards under our LTIP Plan and to reimbursement for all reasonable out-of-pocket business expenses incurred in the performance of his duties on behalf of the Company.

Mr. Arnold’s employment agreement provides that if he is terminated by the Company for “cause” he is entitled to receive his base salary pro rated to his date of termination. “Cause” is defined to include (i) theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of any Company documents or records; (ii) material failure to abide by the Company’s policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct) after written notice from the Company of such failure; (iii) unauthorized use, misappropriation, destruction or diversion of any material tangible or intangible assets or corporate opportunity of the Company (including, without limitation, improper use or disclosure of the Company’s confidential or proprietary information); (iv) misconduct which has a material detrimental effect on the Company’s reputation or business; (v) repeated failure or inability (other than due to injury or illness) to perform any reasonable assigned duties after written notice from the Company of, and a reasonable opportunity to cure such failure or inability; or (vi) conviction (including any plea of guilty or nolo contendere) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude and which impairs Mr. Arnold’s ability to perform his duties with the Company.

Mr. Arnold’s employment agreement also provides that he is entitled to receive certain payments upon his termination by the Company without cause or upon Mr. Arnold’s resignation for “Good Reason”. “Good Reason” is defined as the first to occur of any of the following, without Mr. Arnold’s written consent: (i) a material diminution in base salary or target bonus then in effect; (ii) a material diminution in authority, duties or responsibilities, including without limitation, a requirement that Mr. Arnold report to a corporate officer rather than directly to the Board or its successor; (iii) a relocation of Mr. Arnold’s principal place of employment to a location that increases Mr. Arnold’s one-way commute distance by more than thirty miles; or (iv) any other action or inaction by the Company that constitutes a material breach of Mr. Arnold’s employment agreement. In the event of such a termination without cause or resignation for “Good Reason” Mr. Arnold is entitled to receive: (a) base salary then in effect, pro rated to the date of termination; (b) severance equal to six months of base salary then in effect; (c) an amount equal to Mr. Arnold’s bonus for the Company’s prior fiscal year ending on or prior to the date of termination or resignation; and (d) payment of COBRA premiums for a period of six months or until Mr. Arnold is eligible to receive health benefits under another group health insurance plan. Upon such an event, all LTIP awards then held by Mr. Arnold shall vest in accordance with the vesting schedule included in the LTIP Plan.

Mr. Arnold’s employment agreement includes a change of control provision that entitles him to certain payments in the event of his termination without “Cause” or resignation for “Good Reason” upon or within 12 months following a “Change of Control” of the Company as defined in the LTIP Plan. Upon such a “Change of Control” Mr. Arnold is entitled to receive: (i) base salary then in effect, pro rated to the date of termination; (ii) severance equal to six months of base salary then in effect; (iii) an amount equal to Mr. Arnold’s bonus for the Company’s prior fiscal year ended on or prior to the date of termination or resignation; (vi) an amount equal to Mr. Arnold’s target bonus then in effect; and (v) payment of COBRA premiums for a period of six months or until Mr. Arnold is eligible to receive health benefits under another group health insurance plan. In the event that Kofax (Bermuda) or its successor terminates Mr. Arnold’s employment without cause or Mr. Arnold terminates his employment for good reason in either case upon or within 12 months following a “Change of Control”, upon such termination, Mr. Arnold shall be entitled to at least 100% of the shares awarded to Mr. Arnold under the LTIP awards made to him on June 7, 2010.

PRINCIPAL SHAREHOLDERS

The following table sets forth information, as of June 30, 2013, regarding the beneficial ownership of our common shares: (i) immediately prior to the consummation of the offering and (ii) as adjusted to reflect the sale of our common shares in this offering, for:

•	each of our directors;

•	each of our executive officers;

•	all of our directors and our executive officers as a group; and

•	each person who is known by us to own beneficially 5% or more of our outstanding common shares.

The column entitled “Shares Beneficially Owned Prior to the Offering—Percent” is based on 89,638,519 common shares of Kofax (U.K.) outstanding as of June 30, 2013. The columns entitled “Shares Beneficially Owned After the Offering—Percent” is based on (i) 91,638,519 common shares to be issued and outstanding immediately after the closing of this offering, assuming no exercise of the underwriter’s over-allotment option, and (ii) 91,938,519 common shares to be issued and outstanding immediately after closing of this offering, assuming exercise of the underwriter’s over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the vesting of deferred share awards, exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated, the business address of each such person is c/o Kofax Limited, 15211 Laguna Canyon Road, Irvine, CA 92618.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
				Excluding Exercise of Over-Allotment			Including Exercise of Over-Allotment
	Number	Percent		Number	Percent		Number	Percent
Name of Beneficial Owner (1)
Holders of Greater than 5% (2)
65 BR Trust/ Natasha Foundation / NPC Foundation (3)	15,008,838	16.7%		15,008,838	16.4%		15,008,838	16.3%

Aberforth Partners LLP (4)	8,140,091	9.1%		8,140,091	8.9%		8,041,091	8.9%

Directors and Executive Officers:
Reynolds C. Bish (5)	2,426,025	2.6%		2,426,025	2.6%		2,426,025	2.6%
James Arnold, Jr. (6)	755,000	*	%	755,000	*	%	755,000	*	%
Greg Lock (7)	723,000	*	%	723,000	*	%	723,000	*	%
William T. Comfort III (8)	16,115,702	18.0%		16,115,702	17.6%		16,115,702	17.5%
Chris Conway	285,000	*	%	285,000	*	%	285,000	*	%
Wade W. Loo	5,000	*	%	5,000	*	%	5,000	*	%
Bruce Powell	101,480	*	%	101,480	*	%	101,480	*	%
Joe Rose	102,000	*	%	102,000	*	%	102,000	*	%
Mark Wells	95,000	*	%	95,000	*	%	95,000	*	%
All directors and executive officers as a group (16 persons) (9)	22,836,602	24.1%		22,836,602	23.6%		22,836,602	23.6%

*	Less than 1%.
(1)	Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all common shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)	The information with respect to the holders of 5% or more of our outstanding common shares is derived from inquiries made by our authorized representatives to such holders. Such holders, and in particular financial institutions, may likely hold their shares as nominees on behalf of other beneficial owners, the identities of whom have not been disclosed to us by the above listed holders.
(3)	Includes (i) 4,821,926 shares held by The 65 BR Trust which represented 5.4% of the issued and outstanding shares at June 30, 2013, (ii) 7,671,255 shares held by The Natasha Foundation which represented 8.6% of the issued and outstanding shares at June 30, 2013 and (iii) 2,515,657 shares held by The NPC Foundation which represented 2.8% of the issued and outstanding shares at June 30, 2013. The 65 BR Trust is a family trust with a registered office address of PO Box 242, Locust Valley, NY 11560 that holds assets for the benefit of Mr. Comfort’s children. Mr. Comfort maintains voting and dispositive power over the shares directly held by The 65 BR Trust. The Natasha Foundation is a Bermuda formed entity with a registered address of Clarendon House, 2 Church Street, Hamilton HM11, Bermuda HM CX). Mr. Comfort is a director of the Natasha Foundation. The NPC Foundation is a Bermuda formed entity with a registered address of Clarendon House, 2 Church Street, Hamilton HM11, Bermuda HM CX. Mr. Comfort is a director of The NPC Foundation. Mr. Comfort’s brother and brother-in-law share, with Mr. Comfort, voting and dispositive power of the shares held by the Natasha Foundation and NPC Foundation. Each of the Natasha Foundation and NPC Foundation are charitable foundations and the economic benefits of the securities held by those foundations are received by charitable causes unconnected with the Comfort family. Immediate family members of Mr. Comfort and entities controlled by Mr. Comfort’s immediate family members have voting or dispositive power over an additional 8,006,829 shares over which Mr. Comfort has no voting or dispositive power and from which Mr. Comfort receives no economic benefit.
(4)	Aberforth Partners LP has an address of 14 Melville Street, Edinburgh EH3 7NS.
(5)	Includes 1,496,875 shares Mr. Bish has the right to acquire from us within 60 days of June 30, 2013 pursuant to the exercise of stock options and 733,000 shares underlying outstanding awards under the LTIP Plan.
(6)	Includes 300,000 shares Mr. Arnold has the right to acquire from us within 60 days of June 30, 2013 pursuant to the exercise of stock options and 200,000 shares underlying outstanding awards under the LTIP Plan.
(7)	Includes 23,000 shares held directly by The Greg and Rosie Lock Charitable Foundation Trust, a registered UK charity, over which Mr. Lock has shared voting and dispositive power with his wife and an unrelated third party director of a professional trust management company. The economic benefits of the securities held by The Greg and Rosie Lock Charitable Foundation Trust are received by charitable causes that are disbursed gifts of cash or assets from the trust, as required by UK charities legislation.
(8)	Includes (i) 15,008,838 shares held by The 65 BR Trust, The Natasha Foundation and The NPC Foundation over which Mr. Comfort has sole or shared voting and dispositive power and (ii) 1,106,864 shares held directly by Mr. Comfort.
(9)	Includes 2,611,141 shares our directors and officers have the right to acquire from us within 60 days of June 30, 2013 pursuant to the exercise of stock options and 2,312,130 shares underlying outstanding awards under the LTIP Plan.

RELATED PARTY TRANSACTIONS

Transactions with Related Companies

From time to time in the ordinary course of our business we contract for services from companies in which certain of our executive officers or directors may serve as director or advisor. The cost of these services is negotiated on an arm’s length basis and none of these arrangements is material to us.

Agreements with Directors and Officers

For information regarding agreements between us and certain of our executive officers and directors, see “Management—Executive Officer Compensation and Employment Agreements” and “Management—Indemnification Agreements” above.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes certain provisions of our memorandum of association and our bye-laws that will become effective immediately prior to the consummation of this offering. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our memorandum of association and bye-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors are urged to read the exhibits for a complete understanding of our memorandum of association and bye-laws.

General

Kofax (Bermuda) is an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 45528. We were incorporated in Bermuda on June 23, 2011. We began operations in Switzerland in 1985 as a distributor of document imaging hardware and maintenance services under the name Dicom AG and subsequently re-organized in October 1995 as Kofax (U.K.), a public limited company under the laws of the United Kingdom. Prior to the completion of this offering, under a scheme of arrangement approved by the shareholders of Kofax (U.K.) and appropriate U.K. authorities, each share of Kofax (U.K.) will be cancelled and re-issued to Kofax (Bermuda), which will then issue shares of Kofax (Bermuda) to the former shareholders of Kofax (U.K.) in exchange for all outstanding shares of Kofax (U.K.) on a one-for-one basis.

The registered office of Kofax (Bermuda) is located at Clarendon House, 2 Church Street, Hamilton, Bermuda HM 11 and its principal place of business is at 15211 Laguna Canyon Road, Irvine, CA 92618. The telephone number at its registered office is +441 295 1442. Codan Services Ltd. is our agent for service of process in Bermuda having an address of Clarendon House, 2 Church Street, Hamilton, Bermuda HM 11.

Authorized and Issued Share Capital

Our authorized share capital consists of $250,000 divided into 250,000,000 common shares, par value $0.001 per share. Upon the completion of this offering and the repurchase, for $0.001, of one common share issued to Bradford Weller, our Executive Vice President of Legal Affairs, General Counsel and Company Secretary, there will be 91,638,519 common shares issued and outstanding, or 91,938,519 common shares issued and outstanding, if the underwriter’s overallotment option is exercised in full. All of our issued and outstanding common shares prior to completion of this offering are and will be fully paid, and all of our shares to be issued in this offering will be fully paid. Pursuant to our bye-laws, subject to the requirements of any stock exchange on which our shares are listed and to any resolution of the shareholders to the contrary, our Board of Directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares (for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes The NASDAQ Global Select Market).

To date, Kofax (U.K.) has financed its operations through funds raised in public and private placements of ordinary shares and through borrowings under credit facilities. We also issued shares to our officers and employees pursuant to our incentive plans.

The following table shows our history of share capital for the last two years:

Year Ended	Number of ordinary shares issued	Price per share	Gross proceeds or Fair value of share transaction	Process/Considerations
June 30, 2012	576,358	N/A	N/A	Exercise of options or vesting of conditional share awards to employees
June 30, 2013	1,520,460	N/A	N/A	Exercise of options or vesting of conditional share awards to employees

Common Shares

The bye-laws contain pre-emption provisions in favor of the holders of “Relevant Shares” of the Company (as defined in the bye-laws), entitling such holders to be offered “Equity Securities” (as defined in the bye-laws) in proportion to their existing holdings. Such pre-emption provisions do not apply to allotments of “Equity Securities” which are paid otherwise than in cash, as more fully described in the bye-laws or to the allotment or securities which would be held under any “Employee Share Scheme” (as defined in the bye-laws). Holders of common shares have no pre-emptive rights (other than the pre-emptive rights described above), redemption, conversion or sinking fund rights. The pre-emption rights referred to above may be disapplied in whole or modified as the Board of Directors are given the power to do so by a “Special Resolution” (as defined in the bye-laws) of the shareholders. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by Bermuda law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities.

Dividends and Other Distributions

Under Bermuda law, a company may not declare or pay dividends, or make a distribution out of contributed surplus, if there are reasonable grounds for believing either that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereby be less than its liabilities. Share premium accounts maybe reduced in certain limited circumstances. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends and/or make distributions to U.S. residents who are holders of our common shares.

Variation of Rights

Subject to the special rights for the time being attached to any class of shares, if at any time we have more than one class of issued and outstanding shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (1) with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class; or (2) with the sanction of a resolution passed by the holders of a majority of not less than three-fourths in nominal value of shares as voted (in person or by proxy) at a separate general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons is present holding at least one-third in nominal value of the issued shares of the class (excluding any shares held as treasury shares).

Shareholder Meetings

Under our bye-laws, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of Bermuda. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that shareholders be given at least 21 clear days’ notice in advance of an annual general meeting and 14 clear days’ notice in advance of a special general meeting. Bermuda law provides that a special general meeting of shareholders may be called by the Board of Directors of a company and must be called upon the request of shareholders holding not less than 5% of the paid-up capital of the company carrying the right to vote at general meetings. Our bye-laws provide that the chairman of our Board of Directors or the Board of Directors may convene a special general meeting whenever in their judgment such meeting is necessary and that the Board of Directors must call a special general meeting upon the request of shareholders holding not less than 5% of the paid-up capital of the Company carrying the right to vote at a general meeting.

Anti-Takeover Provisions

Several provisions of our bye-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the recapitalization, amalgamation, merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of our incumbent directors and executive officers. The following is a summary of the provisions of our bye-laws that may be deemed to have an anti-takeover effect:

Takeover Provisions

Our bye-laws contain provisions that are substantially equivalent to the provisions of the UK Takeover Code, which provide that a person must not:

•

acting by himself or with persons determined by the Board of Directors to be acting in concert, seek to acquire shares in the Company, which carry 30% or more of the voting rights attributable to the shares in the Company; or

•

acting by himself or with persons determined by the Board of Directors to be acting in concert, hold not less than 30% but not more than 50% of the voting rights attributable to the shares in the Company, and seek to acquire after the Migration, by himself or with persons determined by the Board of Directors to be acting in concert, additional shares which, taken together with the shares held by the persons determined by the Board of Directors to be acting in concert with him, increase his voting rights attributable to the shares, except as a result of a “permitted acquisition” (meaning an acquisition made in compliance with Rule 9 of the Takeover Code).

Where the Board of Directors has reason to believe that any of such circumstances has taken place, then it may take all or any of following measures:

•	require the person(s) appearing to be interested in the shares of the Company to provide such information as the Board of Directors considers appropriate;

•	consider such public filings as may be necessary to determine any of the matters noted above;

•	make any determination as it thinks fit, either after calling for submissions by the relevant person(s) or without calling for any;

•	determine that the voting rights attached to such shares in breach of the bye-laws, the “Excess Shares”, are incapable of being exercised for a definite or indefinite period;

•	determine that some or all of the Excess Shares are to be sold;

•	determine that some or all of the Excess Shares will not carry any right to any dividends or other distributions for a definite or indefinite period; and

•

such actions as it thinks fit, including prescribing rules not inconsistent with our bye-laws, setting deadlines for the provision of information, drawing adverse inferences where information requested is not provided, making determinations or interim determinations, executing documents on behalf of a shareholder, converting any Excess Shares held in uncertificated form to certificated form and vice-versa, or converting any Excess Shares represented by depositary interests issued in uncertificated form into shares in certificated form paying costs and expenses out of proceeds of sale, and changing any decision or determination or rule previously made.

The Board of Directors has the full authority to determine the application of these restrictions including the deemed application of the whole or any part of the UK Takeover Code, and such authority shall include all the discretion that the Panel on Takeovers and Mergers (Panel) would exercise if the whole or part of the UK Takeover Code applied. Any resolution or determination made by the Board of Directors, any director or the chairman of any meeting acting in good faith is final and conclusive and is not open to challenge as to its validity or as to any other ground. The Board of Directors is not required to give any reason for any decision or determination it makes.

Election and Removal of Directors

Our bye-laws do not permit cumulative voting in the election of directors. Our bye-laws require shareholders wishing to propose a person for election as a director (other than persons proposed by our Board of Directors) to give advance written notice of nominations for the election of directors. Our bye-laws also provide that our directors may be removed only upon the affirmative vote of the holders of a majority of the common shares voted in person or by proxy at a duly authorized meeting of shareholders called for that purpose, provided that notice of such meeting is served on such director at least 14 days before the meeting and at such meeting the director shall be entitled to be heard on the motion for such removal. These provisions may discourage, delay or prevent the removal of our incumbent directors.

Limited Actions by Shareholders

Any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders. Shareholders may not act by written consent in lieu of a meeting. Our bye-laws provide that our Board of Directors or the Chairman may call special meetings of our shareholders and that the Board of Directors must call a special general meeting upon the request of shareholders holding not less than 5% of the paid-up capital of the company carrying the right to vote at a general meeting and the business transacted at a special meeting is limited to the purposes stated in the notice for that meeting.

Subject to certain rights set out in the Bermuda Companies Act, our bye-laws provide that shareholders are required to give advance notice to us of any business to be introduced by a shareholder at any annual general meeting. The advance notice provisions provide that, for business to be properly introduced by a shareholder when such business is not specified in the notice of meeting or brought by or at the direction of our Board of Directors, the shareholder must have given our secretary notice not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual general meeting of the shareholders. In the event the annual general meeting is called for a date that is not within 30 days before or after such anniversary date, the shareholder must give our secretary notice not later than 10 days following the earlier of the date on which notice of the annual general meeting was given to the shareholders or the date on which public disclosure of the annual general meeting was made. The chairman of the meeting may, if the facts warrant, determine and declare that any business was not properly brought before such meeting and such business will not be transacted.

Limitations on Liability and Indemnification of Directors and Officers

We are a Bermuda exempted company. The Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability imposed on them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. The Bermuda Companies Act further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to the Bermuda Companies Act. We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. The indemnification provided in the bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these rights do not extend to his or her fraud or dishonesty.

Our bye-laws further provide that the shareholders waive all claims or rights of action that they might have, individually or in right of our company, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer or any claims of violations of the Securities Act or the Exchange Act the waiver of which would be prohibited by Section 14 of the Securities Act and Section 29(a) of the Exchange Act.

Our bye-laws also provide that no officers or directors shall be answerable for their own or the acts, receipts, neglects or defaults of the other officers or directors, or for any bankers or other persons with whom any moneys or effects belonging to us shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to us shall be placed out on or invested, provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of the said persons. Our bye-laws further provide that we shall pay to or on behalf of any such director or officer any and all costs and expenses associated in defending or appearing or giving evidence in the proceedings referred to above as and when such costs and expenses are incurred; provided that in the event of a finding of fraud or dishonesty, such person shall reimburse to us all funds paid by us in respect of costs and expenses of defending such proceedings.

The Bermuda Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. Our bye-laws provide that we may purchase and maintain insurance for the benefit of any director or officer against any liability incurred by him under the Bermuda Companies Act in his capacity as a director or officer or indemnifying such director or officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to us or our subsidiaries.

Registrar or Transfer Agent

A register of holders of the common shares will be maintained by Codan Services Limited in Bermuda, and Computershare Trust Company, N.A will serve as transfer agent and registrar and maintain a branch register of holders of our common shares.

Our Common Shares in the United States Will Be Registered

The common shares to be sold in this offering will have been registered with the SEC. In the United States, participating brokerage firms hold freely-tradeable shares electronically (also referred to as “book-entry” or in “street name”) through the Depository Trust Company, or DTC, a third-party that was founded and is owned by member brokerage firms. DTC then establishes an account in its electronic system and allocates interests in the shares among the brokerage firms, which in turn credit the accounts of brokerage customers. In accordance with market practice in the United States and system requirements of stock markets, the underwriter has designated that the common shares sold in this offering be issued or transferred, as applicable, to DTC. There is no contractual arrangement between Kofax (Bermuda) and DTC.

If you purchase beneficial interests in our common shares in this offering, you must look solely to your broker or bank for the payment of all dividends, the exercise of voting rights attaching to our common shares and all other rights arising in respect of our common shares. Your broker or bank must, in turn, look solely to DTC for the payment of all dividends, the exercise of voting rights attaching to our common shares and all other rights arising with respect to our common shares.

You may request through your broker to hold shares directly in certificated form instead of holding shares indirectly through DTC. Your broker may obtain on your behalf shares in certificated form through our U.S. transfer agent. However, the conversion from a beneficial interest in shares legally owned by Cede & Co. as holder of legal title to the common shares to actual common shares, and vice versa, may require both time and the payment of processing fees to our transfer agent in addition to fees that may be levied by your brokerage firm.

If you elect to hold shares directly in certificated form in your own name, which will be represented by a paper certificate, you will be a Kofax (Bermuda) shareholder and therefore you may be more easily able to exercise the shareholder rights attaching to the shares than would be the case were you to hold beneficial interests in the shares held by Cede & Co. for DTC. Conversely, if you decide to hold your beneficial interests in the shares held by Cede & Co. for DTC through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank. Please consult with your broker or bank to determine those procedures. If you hold your beneficial interests in our shares through DTC, because you are not an actual shareholder of Kofax Limited, you may look only to your broker or bank for recourse related to your beneficial interest in the common shares.

Listing

Our common shares have been approved for listing on The NASDAQ Global Select Market under the symbol “KFX.” Following this offering our common shares will also trade on the London Stock Exchange under the symbol “KFX.L.”

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends and/or distributions to United States residents who are holders of our common shares.

The Bermuda Monetary Authority has given its consent for exchange control purposes for the issue and free transferability of all of the common shares that are the subject of this offering to and between persons resident and non-resident of Bermuda, provided our shares remain listed on an appointed stock exchange, which includes The NASDAQ Global Select Market. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Holders of Record

As of June 30, 2013, there were approximately 697 individual holders of record entered in the share register of Kofax (U.K.), of which we believe there were approximately 25 U.S. residents who held approximately 20.0% of the issued and outstanding ordinary shares of Kofax (U.K.). The number of individual holders of record is based exclusively upon our share register and does not either include holders of shares in dematerialized, or book-entry, form or address whether a single share certificate may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of some but not all of the shares represented by a single share certificate. Prior to this offering, the ordinary shares of Kofax (U.K.) have been admitted to trading on the London Stock Exchange under the symbol “KFX.L.” We have applied to list our common shares on The NASDAQ Global Select Market under the symbol “KFX.”

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the company.

COMPARISON OF DELAWARE LAW AND BERMUDA LAW

You should be aware that the Bermuda Companies Act, which applies to us, differs in certain material respects from laws generally applicable to Delaware corporations and their shareholders. In order to highlight these differences, set forth below is a summary of certain significant provisions of the Bermuda Companies Act (including modifications adopted pursuant to our bye-laws) and Bermuda common law applicable to us and our shareholders which differ in certain respects from provisions of the General Corporation Law of the State of Delaware. Because the following statements are summaries, they do not address all aspects of Bermuda law that may be relevant to us and our shareholders or all aspects of Delaware law which may differ from Bermuda law.

Corporate Law Issue	Bermuda Law	Delaware Law
Special Meetings of Shareholders

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than one-tenth of the paid-up capital of the company carrying the right to vote at general meetings. Our bye-laws provide that the chairman of our Board of Directors or the Board of Directors may convene a special general meeting and that the Board of Directors must call a special general meeting upon the request of shareholders holding not less than 5% of the paid-up capital of the Company carrying the right to vote at a general meeting.

Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting.

Our bye-laws provide that shareholders be given at least 21 clear days’ notice in advance of annual general meetings and 14 clear days’ notice in advance of special general meetings although this notice requirement for a special general meeting may be amended by a resolution passed by a majority of not less than three-fourths in nominal value of shares as (being entitled to do so) vote in person or by proxy at a general meeting of the Company (of which notice specifying the intention to propose the resolution and a general resolution has been duly given).

Shareholders generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or bye-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.

Interested Director Transactions	Bermuda law provides that if a director has an interest in a material contract or proposed material contract with us or any of our subsidiaries or has a material interest in any person that is a party to such a contract, the director must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the directors. Our bye-laws provide that such disclosure of interests also needs to be made in respect of an immediate family member of a director. Our bye-laws provide that, after a director has made such a declaration of interest, he is allowed to be counted for purposes of determining whether a quorum is present and to vote on a transaction in which he has an interest, unless disqualified from doing so by the chairman of the relevant board meeting or disqualified by the vote of a majority in number of the other directors in attendance where such declaration is made by the chairman of the meeting.

Interested director transactions are permissible and may not be legally voided if:

•     either a majority of disinterested directors, or a majority in interest of holders of shares of the corporation’s capital stock entitled to vote upon the matter, approves the transaction upon disclosure of all material facts; or

•     the transaction is determined to have been fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

Voting and Quorum Requirements

Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, by the Bermuda Companies Act. Under our bye-laws, at any general meeting, any two shareholders present in person or by proxy throughout the meeting and entitled to vote shall form a quorum for the transaction of business. Generally, except as otherwise provided in the bye-laws, or the Bermuda Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast. Our bye-laws do not permit cumulative voting.

The certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.

For a Delaware corporation, the presence, either in person or by proxy, of as few as one third of the shares eligible to vote may constitute a quorum. Except for certain extraordinary transactions, such as approving a merger, shareholders of a Delaware corporation may act by the majority vote of the shares present, either in person or by proxy.

Under Delaware law, a shareholder entitled to vote at a meeting or express consent or dissent to a corporate action in writing in lieu of a meeting may authorize another person or persons to act for such shareholder by proxy; provided, that no such proxy may be voted or acted upon after three years from its date unless the proxy provides for a longer period.

Any individual who is a shareholder of our company and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our bye-laws also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in the form specified in the bye-laws or such other form as the board may determine. Under our bye-laws, each holder of common shares is entitled to one vote per common share held.

Approval of Corporate Matters by Written Consent	Our bye-laws do not provide for our shareholders to take action by written consent.	Unless otherwise specified in a corporation’s certificate of incorporation, shareholders may take action permitted to be taken at an annual or special meeting, without a meeting, notice or a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated and are only effective if the requisite signatures are collected within 60 days of the earliest dated consent delivered.

Takeover Provisions	For so long as the shares of the Company are listed on the Official List and admitted to trading on the main market of the London Stock Exchange our bye-laws contain provisions that are substantially equivalent to the UK Takeover Code. See “Description of Share Capital—Anti-Takeover Provisions—Takeover Provisions.”	Subject to certain exceptions, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A “business combination” is defined to include a merger or asset sale involving the interested stockholder or any other transaction resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% or more of a corporation’s voting stock.

Limitations on Directors Liability and Indemnification of Directors and Officers	Section 98 of the Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Bermuda Companies Act. Section 98 of the Bermuda Companies Act further provides that a company may advance moneys to an officer (including a director) or auditor for the costs, charges and expenses incurred by the officer (including a director) or auditor in defending any civil or criminal proceedings against them, on condition that the officer (including a director) or the auditor shall repay the advance if any allegation of fraud or dishonesty is proved against them. We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer or any claims of violations of the Securities Act of 1933 or the Securities Exchange Act of 1934 the waiver of which would be prohibited by Section 14 of the Securities Act and Section 29(a) of the Exchange Act.

A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, stock repurchases or shares barring redemptions, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under U.S. federal securities laws.

In addition, Delaware law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney’s fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually or reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no

	Section 98A of the Bermuda Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and intend to maintain a directors’ and officers’ liability policy for such purpose.	indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnify for such expenses despite such adjudication of liability.
Amalgamations, mergers and similar arrangements

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless a company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be at least two persons holding or representing more than one-third of the issued shares of the company.

Our bye-laws provide that, an amalgamation, merger or similar transaction must be approved by the affirmative vote of a majority of not less than three-fourths in nominal value of shares as (being entitled to do so) vote in person or by proxy at a general meeting (of which notice specifying the intention to propose the resolution as a special resolution has been duly given). The quorum for such meeting must be at least two shareholders present in person or by proxy.

In the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and the holders of a majority of the shares entitled to vote on the transaction. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights under which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.

Shareholder Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders, or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it. When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer or any claims of violations of the Securities Act or the Exchange Act the waiver of which would be prohibited by Section 14 of the Securities Act and Section 29(a) of the Exchange Act. We have been advised that in the opinion of the SEC, the operation of this provision as a waiver of the right to sue for violations of federal securities laws would likely be unenforceable in U.S. courts.

Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Inspection of Books and Records	Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, (including its objects and powers), certain alterations to the memorandum of association, any prospectus filed with the Registrar of Companies, the certificate of incorporation, the register of charges of the company and the notice stating the registered office of the company. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting unless the requirement is waived. The register of members of a company and the register of directors and officers of a company are also open to inspection by shareholders and members of the general public without charge for not less than two hours in any business day (subject to such reasonable restrictions as a company may impose). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Bermuda Companies Act, establish a branch register outside of Bermuda. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.	All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

Amendments to Charter

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Certain amendments to the memorandum of association may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation. A provision in the certificate of incorporation requiring the vote of a greater number or proportion of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued and outstanding share capital shall have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Bermuda Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

Amendment of bye-laws	Our bye-laws provide that the bye-laws may only be rescinded, altered or amended upon approval by a resolution of our Board of Directors and by a resolution of our shareholders passed by holders of a majority of not less than three-fourths in nominal value of shares as (being entitled to do so) vote in person or by proxy at a general meeting of the Company, of which notice specifying the intention to propose the resolution as a special resolution has been duly given.

The authority to adopt, amend or repeal the bylaws of a Delaware corporation is held exclusively by the shareholders unless such authority is conferred upon the board of directors in the corporation’s certificate of incorporation.

Amendments to the bylaws of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation.

Duties of Directors

The Bermuda Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Bermuda Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Our bye-laws provide that our business is to be managed and conducted by our Board of Directors. At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following elements: (i) a duty to act in good faith in the best interests of the company; (ii) a duty not to make a personal profit from opportunities that arise from the office of director; (iii) a duty to avoid conflicts of interest; and (iv) a duty to exercise powers for the purpose for which such powers were intended.

The Bermuda Companies Act also imposes a duty on directors and officers of a Bermuda company to: (i) act honestly and in good faith with a view to the best interests of the company; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the Bermuda Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company.

Under Bermuda law, directors and officers generally owe a fiduciary duty to the company itself, not to the company’s individual shareholders or members, creditors, or any class of shareholders, members or creditors. Our shareholders may not have a direct cause of action against our directors.

The standards of conduct for directors of a Delaware corporation have developed through written opinions of the Delaware courts. Directors of Delaware corporations generally must act in good faith and with due care and loyalty, in a manner that they believe to be in the best interests of the corporation and its stockholders.

Compulsory Takeovers

Under Bermuda law, an acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:

•     By a procedure under the Bermuda Companies Act known as a “scheme of arrangement”. A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

•     If the acquiring party is a company, it may compulsorily acquire all the shares of the target company by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, Supreme

Under Delaware law, an acquiring party is generally able to acquire compulsorily the common stock of minority holders if the acquiring party owns at least 90% of the outstanding stock of each class of the stock of the target corporation by either merging the acquiring party into the target corporation or the target corporation into the acquiring party and concurrently filing a certificate of such ownership and merger setting forth a copy of the resolution of the board of directors of the acquiring party to so merge and the date of the adoption.

Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

•     Where one or more parties holds not less than 95% of the shares or a class of shares of a company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Shareholder proposals	Under Bermuda law, shareholder(s) may unless the company otherwise resolves, as set forth below and at their own expense, require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholder(s) may properly move at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than one-twentieth of the total voting rights of all shareholders having at the date of the requisition the right to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders.	Not applicable.

Dividends and other distributions	Under Bermuda law, a company may not declare or pay dividends, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our Board of Directors and subject to an ordinary resolution of our members, subject to the rights of any other class of shares (if any) and to the provisions of the Bermuda Companies Act.	Delaware law provides that (i) a corporation may pay dividends on its common stock out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year and (ii) that dividends may be paid in cash, property or shares of a corporation’s capital stock. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividends, the capital of the corporation would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of the assets.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, and assuming no exercise of the underwriter’s over-allotment option, we will have 91,638,519 outstanding common shares. All of the common shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Prior to this offering, there has been no public market for our common shares in the U.S., although the shares of Kofax (U.K.) are admitted to trading on the London Stock Exchange. Although our common shares have been approved for listing on The NASDAQ Global Select Market, we cannot assure you that a regular trading market for our common shares will develop in the U.S.

Rule 144

Common shares issued to former shareholders of Kofax (U.K.) who are not our directors, officers or other affiliates are freely tradable and are not subject to the restrictions in Rule 144 of the Securities Act. In general, if there are any restricted shares, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, a person who holds restricted shares and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least six months, would be entitled to sell an unlimited number of our common shares, provided current public information about us is available. In addition, under Rule 144, a person who holds restricted shares in us and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least one year, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned our common shares for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common shares then outstanding, which will equal approximately 916,385 common shares immediately after this offering, assuming no exercise of the underwriter’s over-allotment option; or

•	the average weekly trading volume of our common shares on The NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases common shares from us in connection with a compensatory share plan or other written agreement is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Option/Equity Awards

We intend to file a registration statement under the Securities Act to register our common shares which we expect to issue under our share incentive plans and common shares held for resale by our existing shareholders that were previously issued under our share incentive plans, including our outstanding conditional share awards and share options, all common shares issued upon settlement of our vested conditional share awards, and common shares issued to our non-employee directors as compensation for their service as our directors. As of June 30, 2013, there were 5,385,762 common shares issuable upon the exercise of share options outstanding and 3,285,529 common shares issuable pursuant to conditional share awards subject to vesting restrictions. Shares issued upon the exercise of share options or upon the settlement of conditional share awards after the effective date of this registration statement will be eligible for resale in the public market without restrictions, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

TAXATION

Bermuda Taxation Consequences

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

United Kingdom Taxation Consequences

The following information is based upon the law and practice currently in force in the United Kingdom. The comments are of a general nature only, are not a full description of all relevant tax considerations and may not apply to persons who do not hold their shares as investments. To the extent that the discussion relates to matters of United Kingdom law, it represents the opinion of Dechert LLP, our United Kingdom counsel. Any person who is in any doubt as to his tax position should consult a professional adviser concerning his tax position in respect of the acquisition, holding or disposal of common shares. Shareholders who are resident for tax purposes in a country other than the United Kingdom should consult their own adviser as to the tax consequence of the acquisition, holding or disposal of common shares.

Although the Company is incorporated in and organized under the laws of Bermuda, the directors intend that the affairs of the Company should be managed and conducted so that it will be resident in the United Kingdom for tax purposes. No guarantee can be given that the Company will be respected as United Kingdom resident for tax purposes. The following information is based on the Company being tax resident in the United Kingdom and upon the law and practice currently in force in the United Kingdom.

Taxation of Income

The tax treatment in relation to dividends paid by the Company should be as set out below. Individual shareholders resident for tax purposes in the United Kingdom should generally be entitled to a tax credit in respect of any dividend received equal to one-ninth of the amount of the dividend. Such an individual shareholder’s liability to United Kingdom income tax is calculated on the sum of the dividend and the tax credit (the gross dividend) which will be regarded as the top slice of the individual’s income and which will be subject to United Kingdom income tax at the rates described below. The tax credit is equal to 10% of the gross dividend. The tax credit will be available to offset such shareholder’s liability (if any) to income tax on the dividend.

Individual shareholders resident for tax purposes in the United Kingdom liable to tax at the lower or basic rate will be liable to tax on dividend income received at the rate of 10%. This means that the tax credit will satisfy the income tax liability of a United Kingdom resident individual shareholder liable to pay income tax at the lower or basic rate.

The rate of income tax applied to United Kingdom company dividends received by United Kingdom resident individuals liable to income tax at the higher rate will be 32.5%. After taking into account the 10% tax credit, a higher rate taxpayer will be liable to additional income tax of 22.5% of the gross dividend. The rate of income tax applied to United Kingdom company dividends received by United Kingdom resident individuals liable to income tax at the 45% rate will be 37.5%. After taking into account the 10% tax credit, a 45% rate taxpayer will be liable to additional income tax of approximately 27.5% of the gross dividend.

With limited exceptions individual shareholders who are resident for tax purposes in the United Kingdom cannot claim payment of the tax credit from HM Revenue & Customs. A corporate shareholder resident for tax purposes in the United Kingdom will not normally be liable to corporation tax on any dividend received.

Individual shareholders who are resident for tax purposes in countries other than the United Kingdom but who are Commonwealth citizens, nationals of states which are part of the European Economic Area, residents of the Isle of Man or the Channel Islands or certain other persons are entitled to a tax credit which they may set off against their total United Kingdom income tax liability. Such shareholders will generally not be able to claim repayment of the tax credit from HM Revenue and Customs. The right of other non-resident individual shareholders to claim payment from HM Revenue & Customs in respect of part of the tax credit attaching to the dividends to which they are entitled will depend on the provisions of any relevant double tax treaty. Such shareholders will not, generally, be entitled to receive any payment. Shareholders who are resident for tax purposes in countries other than the United Kingdom should consult their own tax advisers concerning their tax liabilities on dividends received.

There is no requirement on the Company to withhold tax payable in relation to dividend income.

Taxation of Capital Gains

An individual shareholder who is either resident or ordinarily resident in the United Kingdom (whether or not domiciled there) may be liable to capital gains tax on any disposal of their common shares in the Company. The rate applicable will be 18% or 28% depending on the individual’s total taxable income and gains and subject to certain reliefs or exemptions.

A United Kingdom corporate shareholder may be liable to corporation tax on chargeable gains on any disposal of its common shares in the Company. The rate applicable will be the corporate shareholder’s highest marginal rate of taxation.

A shareholder who is not resident (nor in the case of an individual ordinarily resident) in the United Kingdom, will not normally be liable to United Kingdom tax on capital gains on any disposal of common shares in the Company unless the shareholder carried on a trade, profession or vocation in the United Kingdom through a branch or agency and the common shares are, or have been used, held or acquired for the purpose of such trade, profession or vocation, branch or agency.

Individual Savings Accounts

Shares in the Company may be eligible to be held in an ISA subject to the personal circumstances of the shareholder. Any shareholder wishing to hold their shares in this way is recommended to seek independent advice.

Stamp Duty and SDRT

The following comments are intended as a guide to the general United Kingdom stamp duty and stamp duty reserve tax (“SDRT”) position and do not relate to persons such as market makers, brokers, dealers, intermediaries and persons connected with depository arrangements or clearance services, to whom special rules apply. These comments apply irrespective of the tax residence or domicile of the investor.

No United Kingdom stamp duty or SDRT will be payable on the issue of new common shares. No United Kingdom stamp duty or SDRT will be payable on the transfer of new common shares provided that any instrument of transfer is not executed in the United Kingdom, is retained outside the United Kingdom and does not relate to any property situated or to any matter or thing done or to be done, in the United Kingdom.

United States Taxation Consequences

The following is a summary of the material U.S. federal income tax consequences of an investment in our common shares pursuant to this offering and is the opinion of Dechert LLP insofar as it relates to legal conclusions with respect to matters of U.S. Federal income tax law. This summary is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the Code), the U.S. Treasury regulations promulgated thereunder (including proposed and temporary regulations), published administrative rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the Internal Revenue Service (IRS) will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below. This discussion does not purport to be a comprehensive description of all of the U.S. federal income tax consequences that may be relevant with respect to an investment in common shares.

This summary does not address all aspects of the U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: banks; financial institutions; insurance companies; partnerships or entities classified as partnerships for U.S. federal income tax purposes or persons holding common shares through such entities; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the U.S.; persons subject to the alternative minimum tax; persons holding common shares as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired common shares pursuant to the exercise of any employee share option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting shares; and U.S. Holders (as defined below) whose functional currency is other than the U.S. dollar.

We urge you to consult your own tax advisors regarding your particular circumstances and the U.S. federal income, estate and gift tax consequences to you of owning and disposing of common shares, as well as any tax consequences arising under the laws of any state, local, or foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our common shares that is any of the following:

•	a U.S. citizen or resident of the U.S. (as determined for U.S. federal income tax purposes);

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or of any political subdivision of the U.S.;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust elects under U.S. Treasury regulations to be treated as a U.S. person.

The term “Non-U.S. Holder” means a beneficial owner of common shares that is not a U.S. Holder. As described in “—Taxation of Non-U.S. Holders” below, the tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.

Tax Residency of the Company

As described above under “—United Kingdom Taxation Consequences” although we are organized under the laws of Bermuda, our directors seek to ensure that our affairs are conducted in such a manner that we are resident in the United Kingdom for tax purposes. It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or as a result of any change in the conduct of our affairs following a review by our directors or for any other reason, we could become, or be regarded as having become, a resident in a jurisdiction other than the United Kingdom. A change in our tax residency could have an effect on our cash flow but is not expected to have an effect on the tax consequences described below.

Taxation of U.S. Holders

Distributions on Common Shares

Subject to the discussion in “—Passive Foreign Investment Company” below, if you actually or constructively receive a distribution on common shares, other than certain pro rata distributions of our common shares or rights with respect to our common shares, you must include the distribution in gross income as a taxable dividend on the date of your receipt of the distribution, but only to the extent the distribution is paid from our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. The amount of any non-U.S. taxes withheld from a distribution, if any, would also be required to be included in gross income by you, however as discussed above under “—Bermuda Taxation Consequences” and “—United Kingdom Taxation Consequences—Taxation of Income,” we do not expect to be required to withhold taxes on any such distributions. Dividends paid by us are not expected to be eligible for the dividends received deduction allowed to corporations with respect to dividends received from certain domestic corporations. Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below.

Subject to applicable limitations, dividends paid to a non-corporate U.S. Holder will constitute “qualified dividend income”, or QDI, subject to tax at preferential rates provided that (i) the ordinary shares are readily tradable on an established securities market in the U.S or we are eligible for benefits of a comprehensive income tax treaty with the U.S. (ii) we are not a PFIC (as discussed below) with respect to such U.S. Holder, for either our taxable year in which the dividend was paid or the preceding taxable year and (iii) certain holding period and other requirements are met. We expect to be eligible for benefits under the U.S.-U.K. treaty, which does qualify as a comprehensive income tax treaty with the U.S for these purposes. Furthermore, and in the event that we would not be eligible for such treaty, we expect our common shares will be readily tradable on an established securities market in the U.S. as a result of being listed on The NASDAQ Global Select Market. To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in the common shares, and thereafter as capital gain. Preferential tax rates for long-term capital gain may be applicable to non-corporate U.S. Holders.

We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Subject to certain conditions and limitations, any foreign taxes paid on or withheld from distributions from us and not refundable to you may be credited against your U.S. federal income tax liability or, upon election, may alternatively be deducted from your taxable income. This election is made on a year-by-year basis and applies to all foreign taxes paid by you or withheld from you that year. Dividends received with respect to our common shares should generally be treated as foreign source income. For purpose of the U.S. foreign tax credit limitation, dividends received with respect to our common shares should generally constitute “passive category income” for most U.S. Holders. However, we do not expect to be required to withhold taxes on distributions as discussed above under “—Bermuda Taxation Consequences” and “—United Kingdom Taxation Consequences—Taxation of Income.” The rules governing foreign tax credits are complex and each U.S. Holder is urged to consult its independent tax advisors regarding the availability of foreign tax credits under its particular circumstances.

Dispositions of Common Shares

Subject to the discussion in “—Passive Foreign Investment Company” below, you will recognize taxable gain or loss realized on the sale or other taxable disposition of common shares equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the common shares. Any such gain or loss will be long-term capital gain or loss if our common shares have been held for more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code. Any gain or loss recognized is not expected to give rise to foreign source income for U.S. foreign tax credit purposes.

Medicare Tax

U.S. Holders that are individuals, trusts or estates whose income exceeds certain thresholds will be subject to an additional 3.8% tax on the net investment income (which includes taxable dividends and net capital gains).

Passive Foreign Investment Company

Special U.S. federal income tax rules apply to U.S. persons owning shares of a “passive foreign investment company,” or PFIC. A foreign corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income for the taxable year is “passive income”; or

•	at least 50% of the gross value of its assets, determined on the basis of a quarterly average, is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income includes, among other things, dividends, interest, certain rents and royalties, annuities, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether a foreign corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% interest (by value) is taken into account.

Based on current estimates of our gross income, gross assets and the nature of our business, we do not expect that we should be treated as a PFIC for our current taxable year or the foreseeable future. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year or that the IRS may challenge our determination concerning our PFIC status.

If we are treated as a PFIC for any year during which you hold our shares, U.S. Holders may be subject to adverse tax consequences upon a sale, exchange or other disposition (including certain pledges) of our common shares, or upon the receipt of certain “excess distributions” from us. In this event, unless a U.S. Holder elects to be taxed annually on a mark to market basis with respect to our common shares, as described below, any gain realized on a sale or other disposition of our common shares and certain “excess distributions” (generally distributions in excess of 125% of the average distribution over the shorter of a three-year period or the U.S. Holder’s holding period for our common shares) would be treated as realized ratably over the U.S. Holder’s holding period for our common shares, and amounts allocated to prior years during which we were a PFIC would be taxed at the highest tax rate in effect for each such year. An additional interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Amounts allocated to the taxable year in which the sale or “excess distribution” occurs and to any year before we became a PFIC would be taxed as ordinary income in the taxable year in which the sale or “excess distribution” occurs. The tax liability for amounts allocated to years prior to the year in which the sale or “excess distribution” occurs cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital gains, even if the common shares have been held as capital assets.

In addition, notwithstanding any election you may make, dividends that you receive from us will not be eligible for the preferential tax rates applicable to QDI (as discussed above in “—Distributions on Common Shares”) if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.

If we are a PFIC for any taxable year during which you hold common shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold common shares. You may terminate this deemed PFIC status by electing to recognize gain as if your common shares had been sold on the last day of the last taxable year for which we were a PFIC.

If we are treated as a PFIC, and you elect to treat us as “qualified electing fund”, or QEF, you generally will not be subject to the PFIC rules discussed above. However, this option will generally not be available to U.S. Holders because we currently do not intend to prepare or provide the information necessary for U.S. Holders to make such election.

If we are treated as a PFIC, the foregoing PFIC rules can also be avoided by a U.S. Holder that makes a “mark to market” election. U.S. Holders may make a mark-to-market election only if the common shares are marketable stock. The common shares will be “marketable stock” as long as they remain listed on The NASDAQ Global Select Market and are regularly traded. Shares are “regularly traded” for any calendar year during which it is traded (other than in de minimis quantities) on at least fifteen days during each calendar quarter. There can be no assurances, however, that our common shares will be treated, or continue to be treated, as regularly traded. If you make a mark-to-market election, you generally will not be subject to the PFIC rules discussed above. Rather, you will be required to recognize ordinary income for any increase in the fair market value of the common shares for each taxable year that we are a PFIC. You will also be allowed to deduct as an ordinary loss any decrease in the fair market value to the extent of net marked-to-market gain previously included in prior years. Your adjusted tax basis in the common shares will be adjusted to reflect the amount included or deducted. The mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the common shares cease to be marketable stock or the IRS consents to the revocation of the election.

If we are a PFIC in any year with respect to you, you will generally be required to file IRS Form 8621. U.S. Holders should also be aware that recently enacted legislation would impose an additional annual filing requirement for U.S. persons owning shares of a PFIC. Until the IRS releases the revised Form 8621, this additional reporting requirement is suspended (although a U.S. Holder that is currently otherwise required to file Form 8621 (e.g., a U.S. Holder that makes a QEF election with respect to the PFIC, receives a distribution with respect to the PFIC or makes an actual or deemed disposition of PFIC stock) must continue to file the current Form 8621). However, following the release of the revised Form 8621, U.S. Holders for which the filing of Form 8621 has been suspended for a taxable year will be required to attach Form 8621 for each suspended taxable year to their next income tax or information return required to be filed with the IRS. Additionally, in the event a U.S. Holder does not file Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date on which such report is filed. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to our common shares, the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year and the application of the recently enacted legislation to their particular situation.

Taxation of Non-U.S. Holders

Subject to the discussion in “—Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax on distributions received on common shares, unless the distributions are effectively connected with a trade or business that you conduct in the U.S. and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the U.S. In such cases, you will be subject to tax on such distributions in the same manner as a U.S. Holder.

Subject to the discussion in “—Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on a sale or other taxable disposition of common shares, unless (i) the gain is effectively connected with a trade or business that you conduct in the U.S. and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the U.S., or (ii) you are an individual and are present in the U.S. for at least 183 days in the taxable year of the disposition, and certain other conditions are met. If you meet the test in clause (i) above, you generally will be subject to tax on any gain that is effectively connected with your conduct of a trade or business in the U.S. in the same manner as a U.S. Holder. If you meet the test in clause (ii) above, you generally will be subject to tax at a 30% rate on the amount by which your U.S. source capital gain exceeds your U.S. source capital loss. In addition, if you are a corporate Non-U.S. Holder, under certain circumstances, you may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding

Information reporting requirements will apply to distributions on common shares or proceeds from the disposition of common shares paid within the U.S. (and, in certain cases, outside the U.S.) to a U.S. Holder unless such U.S. Holder is an exempt recipient, such as a corporation. Furthermore, backup withholding may apply to such amounts unless such U.S. Holder (i) is an exempt recipient that, if required, establishes its right to an exemption, or (ii) provides its taxpayer identification number, certifies that it is not currently subject to backup withholding, and complies with other applicable requirements. A U.S. Holder may avoid backup withholding if it furnishes a properly completed IRS Form W-9 and is able to make the required certifications.

Backup withholding is not an additional tax. Rather, amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability. Furthermore, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

A U.S. Holder that is an individual and holds certain foreign financial assets must file IRS Form 8938 to report the ownership of such assets if the total value of those assets exceeds the applicable threshold amounts. The threshold varies depending on whether the individual lives in the United States or files a joint income tax return with a spouse. For example, an unmarried U.S. Holder living in the United States is required to file Form 8938 if the total value of all specified foreign financial assets is more than $50,000 on the last day of the tax year or more than $75,000 at any time during the tax year. U.S. Holders in other situations have the same or a greater threshold. In general, specified foreign financial assets include debt or equity interests (that are not regularly traded on an established securities market) issued by foreign financial institutions, and any interest in a foreign entity that is not a financial institution (such as the Company), including any stock or security, and any financial instrument or contract held for investment that has an issuer or counterparty that is not a U.S. person. Proposed regulations also would require certain domestic entities that are formed, or availed of, for purposes of holding, directly or indirectly, specified foreign financial assets to file IRS Form 8938. In addition, certain non-resident alien individuals may be required to file Form 8938, notwithstanding the availability of any special treatment under an income tax treaty.

Taxpayers who fail to make the required disclosure with respect to any taxable year are subject to a penalty of $10,000 for such taxable year, which may be increased up to $50,000 for a continuing failure to file the form after being notified by the IRS. In addition, the failure to file Form 8938 will extend the statute of limitations for a taxpayer’s entire related income tax return (and not just the portion of the return that relates to the omission) until at least three years after the date on which the Form 8938 is filed.

All U.S. Holders are urged to consult with their own tax advisors with respect to whether our common shares are foreign financial assets that (if the applicable threshold were met) would be subject to this rule.

Payments to Non-U.S. Holders of distributions on, or proceeds from the disposition of, common shares are generally exempt from information reporting and backup withholding. However, a Non-U.S. Holder may be required to establish that exemption by providing certification of non-U.S. status on an appropriate IRS Form W-8.

CAUTIONARY STATEMENT ON SERVICE OF PROCESS AND

THE ENFORCEMENT OF CIVIL LIABILITIES

We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Most of our directors and some of the named experts referred to in this prospectus are not residents of the U.S., and a substantial portion of our assets is located outside the U.S. As a result, it may be difficult for investors to effect service of process on those persons in the U.S. or to enforce in the U.S. judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. We have been advised by our special Bermuda counsel, Conyers Dill & Pearman Limited, that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the U.S., against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

We have appointed our operating headquarters in Irvine, California to receive service of process with respect to any action brought against us in the U.S. federal and California state courts sitting in Orange County, California for the purpose of any suit, action or proceeding arising out of this offering.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

UNDERWRITING

Craig-Hallum Capital Group is acting as sole book-running manager of this offering. Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, Craig-Hallum Capital Group has agreed to purchase, and we have agreed to sell to Craig-Hallum Capital Group, 2,000,000 common shares.

Craig-Hallum Capital Group is offering the common shares subject to its acceptance of the common shares from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriter to pay for and accept delivery of the common shares offered by this prospectus is subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the common shares if any such shares are taken. However, the underwriter is not required to take or pay for the common shares covered by the underwriter’s over-allotment option described below.

Over-Allotment Option

We have granted the underwriter an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 300,000 common shares from us, at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus.

Commissions and Discounts

The underwriter has advised us that it proposes to offer the common shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.2106 per share. After this offering, the initial public offering price and concession may be changed by the underwriter. No such change shall effect the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common shares are offered by the underwriter as stated herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. The underwriter does not intend to confirm sales to any accounts over which it exercises discretionary authority.

The following table shows the public offering price, the underwriting discounts and commissions payable to the underwriter by us, and the proceeds, before expenses, to us. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option to purchase additional common shares.

	Per Common Share		Total
	Without over-allotment	With over-allotment	Without over-allotment	With over-allotment
Public offering price	$5.85	$5.85	$11,700,000	$13,455,000
Underwriting discounts and commissions	$0.351	$0.351	$702,000	$807,300
Proceeds to us, before expenses	$5.499	$5.499	$10,998,000	$12,647,700

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $3.3 million, which includes up to $350,000 that we have agreed to reimburse the underwriter for certain of its expenses, including legal fees of counsel in connection with this offering.

Indemnification and Contribution

We have agreed to indemnify the underwriter and its controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because any of those liabilities. If we are unable to provide this indemnification, we will contribute to payments the underwriter and its controlling persons may be required to make in respect of those liabilities.

No Sales of Similar Securities

We, our officers and directors, and certain of our significant shareholders have agreed, subject to certain specified exceptions, not to directly or indirectly sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or otherwise dispose of any of our common shares, options or warrants to acquire common shares, or securities exchangeable or exercisable for or convertible into our common shares currently or hereafter owned either of record or beneficially, or publicly announce an intention to do any of the foregoing for a period of 30 days after the date of this prospectus without the prior written consent of Craig-Hallum Capital Group.

These restrictions terminate after the close of trading of our common shares on and including the 30th day after the date of this prospectus. However, subject to certain exceptions, in the event that either (i) during the last 17 days of the 30-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the 30-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 30-day restricted period, then in either case the expiration of the 30-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Craig-Hallum Capital Group waives, in writing, such an extension.

Craig-Hallum Capital Group may, in its sole discretion and at any time or from time to time before the termination of the 30-day period, without public notice, release all or any portion of the securities subject to these lock-up arrangements. There are no existing agreements between Craig-Hallum Capital Group and us, our officers and directors or our significant shareholders who will execute a lock-up agreement, providing consent to the sale of securities prior to the expiration of the restricted period.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter or by its affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by the underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our common shares, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. These transactions may also include making short sales of our common shares, which involve the sale by the underwriter of a greater number of common shares than it is required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriter’s over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriter may close out any covered short position either by exercising its over-allotment option, in whole or in part, or by purchasing common shares in the open market. In making this determination, the underwriter will consider, among other things, the price of common shares available for purchase in the open market compared to the price at which it may purchase common shares through the over-allotment option. The underwriter must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchased in this offering.

The underwriter may also impose a penalty bid. If a penalty bid is imposed, selling concessions allowed to broker-dealers participating in the offering are reclaimed if shares previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise.

As a result of these activities, the price of our common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. The underwriter may carry out these transactions on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Trading Market

Our common shares have been approved for listing on The NASDAQ Global Select Market under the symbol “KFX.” The ordinary shares of Kofax (U.K) began trading on the London Stock Exchange on December 8, 1997 under the symbol “KFX.L.” Subsequent to this offering the common shares of Kofax (Bermuda) will trade on the London Stock Exchange under the symbol “KFX.L.”

Prior to this offering, there has not been a public market for the common shares of Kofax (Bermuda). We offer no assurances that the initial public offering price will correspond to the price at which the common shares will trade in the public market subsequent to the offering or that an active trading market for the common shares will develop and continue after the offering.

Miscellaneous

The underwriter and its affiliates may from time to time in the future engage in transactions with us and provide certain commercial banking, financial advisory, investment banking and other services for us in the ordinary course of their business for which they will be entitled to receive separate fees.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our common shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or our shares in any jurisdiction where action for that purpose is required. Accordingly, our common shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay. All amounts are estimated, except the SEC registration fee, The NASDAQ Global Select Market listing fee and the FINRA filing fee:

SEC registration fee	$1,787.10
FINRA filing fee	$2,518.25
The NASDAQ Global Select Market listing fee	$200,000.00
Legal fees and expenses	$1,925,000.00
Accounting fees and expenses	$650,000.00
Printing fees	$450,000.00
Other fees and expenses	$45,694.65

Total	$3,275,000.00

LEGAL MATTERS

The validity of the issuance of the common shares offered hereby and other matters under Bermuda law only will be passed upon for us by Conyers Dill & Pearman Limited, our special Bermuda counsel. Certain other matters under U.S. federal law will be passed upon for us by Dechert LLP, New York, New York. Certain legal matters will be passed upon for the underwriter by Goodwin Procter LLP, New York, New York.

EXPERTS

The consolidated financial statements of both Kofax plc and Kofax Limited as of, and for the years ended, June 30, 2013 and June 30, 2012, included in this prospectus have been so included in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. Ernst & Young LLP’s address is Apex Plaza, Forbury Road, Reading, Berkshire RG1 1YE, United Kingdom.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including amendments and relevant exhibits and schedules, under the Securities Act covering the common shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement and its exhibits and schedules for further information with respect to us and our common shares. You may review and copy the registration statement, reports and other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC. For further information on the public reference facility, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, are also available to you on the SEC’s website at http://www.sec.gov.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Our annual reports on Form 20-F for the year ended June 30, 2014 and for all subsequent years will be due 120 days following the fiscal year end. We are not required to disclose certain other information that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general, should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.

Kofax plc Financial Statements 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Kofax plc

We have audited the accompanying consolidated statements of financial position of Kofax plc as of June 30, 2013 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the two years in the period ended June 30, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kofax plc at June 30 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the two years in the period ended June 30, 2013, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

/s/ Ernst & Young LLP

Reading, United Kingdom

September 3, 2013

Consolidated Income Statements

		For the Year Ended June 30,
	Note	2013	2012
		($ in thousands, except per share amounts)

Software licenses		112,228	117,255
Maintenance services		121,751	113,784
Professional services		32,339	31,442

Total Revenue	5	266,318	262,481

Cost of software licenses		10,688	11,301
Cost of maintenance services		18,194	16,420
Cost of professional services		28,343	26,784
Research and development		34,686	33,804
Sales and marketing		98,209	96,292
General and administrative		37,286	39,096
Amortization of acquired intangible assets	11	6,707	5,190
Acquisition-related costs		4,682	5,870
Restructuring costs		—	4,917
Other operating expenses, net		2,395	669

Operating costs and expenses	6	241,190	240,343

Income from operations		25,128	22,138

Finance income	8	287	5,949
Finance expense	8	(7,216)	(655)

Income from continuing operations, before tax		18,199	27,432

Income tax expense	9	8,198	9,995

Income from continuing operations, after tax		10,001	17,437

Discontinued operations

Loss from discontinued operations, after tax		—	1,413

Income attributable to equity holders of the Parent		10,001	16,024

Earnings per share	10
Basic		0.12	0.19

Diluted		0.11	0.18

Earnings per share from continuing operations	10
Basic		0.12	0.21

Diluted		0.11	0.20

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Comprehensive Income

		For the Year Ended June 30,
	Note	2013	2012
		($ in thousands)

Profit for the year		10,001	16,024

Other comprehensive income/(loss)
Items that may be subsequently reclassified to profit or loss
Exchange gains/(losses) arising on translation of foreign operations		4,576	(13,894)
Income tax relating to items that may be reclassified		40	1,009

		4,616	(12,885)
Items that will not be reclassified to profit or loss
Actuarial (losses)/gains on defined benefit pension plans		(809)	390
Income tax relating to items that will not be reclassified		130	597

		(679)	987

Other comprehensive income/(loss) for the period, net of tax		3,937	(11,898)

Total comprehensive income for the period, net of tax, attributable to equity holders of the Parent		13,938	4,126

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Financial Position

	Note	As of June 30,
		2013	2012
		($ in thousands)
Non-current assets
Intangible assets	11	189,789	179,358
Property and equipment	14	4,510	5,571
Deferred tax assets	9	14,350	10,363
Other non-current assets	15	3,671	5,285

Total non-current assets		212,320	200,577

Current assets
Inventories	16	1,800	1,542
Trade receivables, net	17	60,929	59,521
Other current assets	18	8,657	10,151
Current tax assets		2,024	4,864
Cash and cash equivalents		93,413	81,122

Total current assets		166,823	157,200

Total assets		379,143	357,777

Current liabilities
Trade and other payables	19	35,504	33,820
Deferred income—current		62,955	58,508
Current tax liabilities		10,106	12,255
Provisions—current	20	8,397	9,609

Total current liabilities		116,962	114,192

Non-current liabilities
Employee benefits	23	3,018	2,259
Deferred income—non-current		5,095	5,078
Deferred tax liabilities	9	14,607	14,112
Provisions—non-current	20	2,334	4,196

Total non-current liabilities		25,054	25,645

Total liabilities		142,016	139,837

Capital and reserves
Share capital	24	4,290	4,264
Share premium account		14,762	12,921
Employee benefit shares		(15,294)	(17,386)
Treasury shares		(15,980)	(15,980)
Merger reserve		2,835	2,835
Retained earnings		227,197	216,585
Currency translation adjustment		19,317	14,701

Shareholders’ equity		237,127	217,940

Total liabilities and Shareholders’ equity		379,143	357,777

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Changes in Equity

	Share Capital	Share Premium Account	Employee Benefit Shares	Treasury Shares	Merger Reserve	Retained Earnings	Currency Translation Adjustment	Total Equity
	($ in thousands)

As of June 30, 2011	4,240	11,538	(14,518)	(15,980)	2,835	197,979	27,586	213,680
Profit for the period	—	—	—	—	—	16,024	—	16,024
Other comprehensive income, net of tax	—	—	—	—	—	987	(12,885)	(11,898)

Total comprehensive income						17,011	(12,885)	4,126
Tax on equity awards	—	—	—	—	—	(2,278)	—	(2,278)
Share-based payment expense	—	—	—	—	—	3,873	—	3,873
Changes in employee benefit shares	—	—	(2,868)	—	—	—	—	(2,868)
New share capital issued	24	1,383	—	—	—	—	—	1,407

As of June 30, 2012	4,264	12,921	(17,386)	(15,980)	2,835	216,585	14,701	217,940

Profit for the period	—	—	—	—	—	10,001	—	10,001
Other comprehensive income, net of tax	—	—	—	—	—	(679)	4,616	3,937

Total comprehensive income						9,322	4,616	13,938
Tax on equity awards	—	—	—	—	—	2,185	—	2,185
Share-based payment expense	—	—	—	—	—	1,393	—	1,393
Changes in employee benefit shares	—	—	2,092	—	—	(2,288)	—	(196)
New share capital issued	26	1,841	—	—	—	—	—	1,867

As of June 30, 2013	4,290	14,762	(15,294)	(15,980)	2,835	227,197	19,317	237,127

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Cash flows from operating activities
Income from continuing operations, before tax	18,199	27,432
Loss from discontinued operations, before tax	—	(1,488)

Profit before tax	18,199	25,944

Adjustments to reconcile profit before tax to net cash flows:
Finance income	(287)	(5,949)
Finance expense	7,216	655
Depreciation and amortization	12,872	11,103
Share-based payment expense	1,393	3,905
Gain on disposal of property and equipment	—	(153)
Changes in operating assets and liabilities:
Trade receivables	(1,381)	(6,860)
Other assets	852	2,034
Trade and other payables	161	(8,827)
Deferred income	4,229	6,031
Provisions	(1,119)	6,396
Payments under restructuring—personnel	(863)	(3,331)
Income taxes paid	(10,749)	(12,172)

Net cash inflow from operating activities	30,523	18,776

Cash flows from investing activities
Purchase of property and equipment, licenses and similar rights	(3,050)	(3,207)
Disposal of property and equipment, licenses and similar rights	—	820
Acquisition of subsidiaries, net of cash acquired*	(16,759)	(30,341)
Purchase of financial instrument	—	(500)
Proceeds from sale of discontinued operations	603	5,074
Interest received	131	512

Net cash outflow from investing activities	(19,075)	(27,642)

Cash flows from financing activities
Issue of share capital	1,867	1,407
Decrease in long term borrowings	—	(103)
Purchases of and proceeds from EBT shares	(402)	(2,868)
Interest paid	(345)	(428)

Net cash inflow from financing activities	1,120	(1,992)

Net increase/ (decrease) in cash and cash equivalents	12,568	(10,858)

Cash and cash equivalents at start of the period	81,122	98,271
Exchange rate effects	(277)	(6,291)

Cash and cash equivalents at the end of the period	93,413	81,122

*	Cash outflow from acquisitions for the year ended June 30, 2013 of $16.8 million, is net of $0.9 million in cash acquired from the acquisition of Altosoft and also includes $2.0 million in payments of contingent consideration related to the Atalasoft acquisition and $3.1 million in payments of deferred consideration related to the acquisition of Singularity. Cash outflow from acquisitions for the year ended June 30, 2012 of $30.3 million is net of $12.5 million cash acquired from Singularity, and also includes payments of contingent consideration related to the Atalasoft acquisition of $1.9 million.

The accompanying notes are an integral part of these consolidated financial statements

Kofax plc.

Notes to the Consolidated Financial Statements

Kofax plc. is a publicly listed company incorporated and domiciled in England and Wales. The address of the registered office is 1 Cedarwood, Chineham Business Park, Basingstoke, Hampshire RG24 8WD, United Kingdom. The Company’s ordinary shares are traded on the London Stock Exchange. Kofax plc and its subsidiaries (collectively the “Company”) is a leading global provider of smart process applications software and related maintenance and professional services.

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the Financial Statements are set out below. The policies have been consistently applied to all years presented.

1.1     Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and the International Financial Reporting Standards Interpretations Committee (IFRICs).

The Company’s presentational currency is U.S. dollars as that is the currency of the primary economic environment in which the Company operates.

Except where otherwise stated, all references to 2013 and 2012 in these notes to the financial statements are defined as the year ended June 30, 2013 and June 30, 2012, respectively.

1.2 Basis of consolidation

Subsidiaries are consolidated from the date of their acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. Control comprises the power to govern the financial and operating policies of the investee, so as to obtain benefits from its activities; and is achieved through direct or indirect ownership of voting rights, currently exercisable or convertible potential voting rights, or by way of contractual agreement. All intercompany balances and transactions, including unrealized profits arising from them, are eliminated.

1.3 Summary of significant accounting policies

Revenue recognition

The Company generates revenue from the sale of licenses to use software license products, maintenance and professional services. A typical initial sale to a customer consists of: (i) a perpetual software license, (ii) a maintenance service arrangement that includes technical support and access to product updates, generally for an initial period of one year, and (iii) in some cases, a separate professional services engagement for software implementation, education, training and other services.

The Company recognizes revenue in accordance with International Accounting Standard (IAS) IAS 18, “Revenue”, which includes interpretations of other literature that constitutes IFRS. In addition to a transaction being evidenced in the customary form described above, each of the following criteria must be met in order for the recognition of revenue: the fees are fixed and determinable, collectability is probable, the fair value of undelivered products or services can be measured reliably, and delivery has occurred.

Transactions with customers are documented by written agreements, generally taking the form of a sales contract and a purchase order for direct sales. Sales through indirect channels are made via a master agreement, under which the key legal terms and conditions are noted, and each order is then evidenced by a purchase order or other written evidence of the order provided from the channel partner. When products are sold through channel partners, title and risk of loss generally passes upon delivery, at which time the transaction is invoiced and payment is due. The Company does not offer a right of return on sales to channel partners and, accordingly, revenue is recognized upon delivery (the sell-in method), provided all other revenue recognition criteria are met. Arrangements involving the resale of the Company’s software products by its original equipment manufacturer (OEM) customers do not include any undelivered elements. The Company receives quarterly royalty reports from its OEM customers, and recognizes the value of those sales in license revenue each quarter, provided that all other revenue recognition criteria have been met.

The Company evaluates the elements of a transaction to identify the appropriate accounting elements so that revenue recognition criteria may be applied to separately identifiable elements of a single transaction, and when appropriate, the recognition criteria may be applied to two or more transactions when their economic substance cannot be understood individually. For those transactions with multiple elements, if the Company has determined that the undelivered elements of that contract have fair value, the Company records the revenue associated with the delivered elements (generally the software license) at an amount that represents the fee for the transaction less the fair value of any undelivered element and defers the fair value of undelivered elements of the transaction (generally the maintenance and professional services). The Company has determined the fair values of maintenance services and professional services based on an evaluation of pricing, delivery costs, and margins for each of those elements. Fair values are set such that the revenue deferred will cover cost plus a reasonable margin. The Company has assessed the level of reasonable margin by reference to its own performance and other companies in the software industry.

Maintenance services revenues are recorded on a straight-line basis over the life of the maintenance contract. Professional services contracted under time and material projects are recognized as the services are performed. With respect to professional services contracted on a fixed price basis, the Company has significant experience in providing these services and are able to estimate the stage of completion. Accordingly, the Company realizes the revenue and profit on fixed price professional service engagements on a milestone basis.

Cost of software licenses

Cost of software licenses primarily consists of royalties to third-party software developers as well as personnel costs related to the distribution of the Company’s software licenses.

Cost of Maintenance Services

Cost of maintenance services primarily consists of personnel costs for the Company’s staff of professionals who manage customer inquiries as well as associated costs such as facilities and related overhead charges.

Cost of Professional Services

Cost of professional services primarily consists of personnel costs for the Company’s staff of consultants and trainers, other associated costs such as facilities and related overhead charges, travel related expenses and the cost of contractors, whom the Company engages from time to time to assist in delivering professional services.

Research and Development

Research and development expenses consist primarily of personnel costs incurred in connection with the design, development, testing and documentation of the Company’s software products as well as associated costs such as facilities and related overhead charges. Direct costs associated with developing or maintaining software are recognized as an expense as incurred. When costs are directly associated with the development of identifiable software products controlled by the Company, and it is both probable that the expected future economic benefits that are attributable to these costs will flow to the Company, and that the costs can be measured reliably, these costs are recognized as an intangible asset. The Board and management have carefully considered the stage of current product development and currently believe that no expenditures incurred qualify for capitalization under IFRS.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs related to the Company’s sales and marketing staff, costs for trade shows, advertising and other lead generating activities, as well as associated costs such as facilities and related overhead charges.

General and Administration

General and administrative expenses consist primarily of personnel costs for the Company’s executive, finance, human resource and legal functions, as well as associated costs such as facilities and related overhead charges. Also included in general and administrative expenses are costs associated with legal, accounting and tax preparation, and advisory fees.

Other operating expense, net

Other operating expense, net consists of all income or expense that is not directly attributable to one of the Company’s other operating expense lines. Costs incurred are related to professional fees for attorneys, accountants and other advisors associated with the preliminary work needed for the Company to affect an initial public offering (IPO) in the United States.

Income taxes

Current income tax

The charge for current taxation is based on the taxable profit for the year. Taxable profit differs from profit before tax as reported in the income statement as it excludes items of income and expense that are taxable or deductible in other years and it excludes items that are never taxable or deductible. The Company’s liability for current tax is based on tax rates that have been enacted or substantively enacted for the relevant entity at the dates of financial position.

Deferred income taxes

Deferred tax assets and liabilities are recognized on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the Consolidated Financial Statements, with the following exceptions:

(i.) Where the temporary difference arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination, that at the time of the transaction, affects neither accounting nor taxable profit nor loss;

(ii.) When the temporary difference arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination, that at the time of the transaction, affects neither accounting nor taxable profit nor loss; Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against deductible temporary differences, carried forward tax credits, or tax losses.

(iii.) With regards to taxable temporary differences associated with investments in subsidiary and associate undertakings where the Company is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carried forward tax credits, or tax losses can be utilized.

Deferred tax is determined using tax rates that are expected to apply within the relevant tax jurisdiction when the related asset is realized or liability settled based on tax rates and laws that have been enacted or substantively enacted at the date of the financial position.

Deferred income tax assets and liabilities are offset only if a legal right of enforcement exists to set off current tax assets against current tax liabilities, the deferred income taxes relate to the same taxation authority and that authority permits the Company to make a single net payment.

Income tax is charged or credited to other comprehensive income if it relates to items that are charged or credited to other comprehensive income, similarly, income tax is charged or credited directly to equity if it relates to items that are credited or charged directly to equity. Otherwise, income tax is recognized in the income statement.

Discontinued operations

Subsequent to the sale of the Company’s hardware business in 2011, for the year ended June 30, 2012, the Company recorded additional costs associated with disposing of the hardware business, which included transaction fees, legal fees, asset values, and other administrative and transition costs totalling $1.4 million. For the year ended June 30, 2013 no additional costs were incurred related to the disposal of the hardware business.

Business combinations

Business combinations are accounted for using the acquisition method in accordance with IFRS 3. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value.

When the Company acquires a business, it assesses the financial assets and liabilities acquired for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.

Contingent consideration to be transferred by the Company will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is deemed to be an asset or liability, will be recognized in accordance with IAS 39 in Acquisition-related costs in the Consolidated Income Statement.

Goodwill represents the excess of the purchase price in a business combination over the fair values of net tangible and intangible assets acquired. Assets acquired and liabilities assumed in transactions separate to the business combinations, such as the settlement of pre-existing relationships or post-acquisition remuneration arrangements, are accounted for separately from the business combination in accordance with their nature and applicable IFRSs. Identifiable intangible assets, meeting either the contractual-legal or separability criterion are recognized separately from goodwill. Contingent liabilities representing a present obligation are recognized if the acquisition-date fair value can be measured reliably.

Direct transaction costs are expensed through the Consolidated Income Statement in Acquisition-related costs. This account consists of (i) costs directly attributable to acquisition strategy and the evaluation, consummation and integration of acquisitions, which are composed substantially of professional services fees including legal, accounting and other consultants and to a lesser degree to personnel whose responsibilities are devoted to acquisition activities, (ii) compensation costs, which are composed substantially of contingent payments for shares that are treated as compensation expense and retention payments that are anticipated to become payable to employees both of which require continuing employment of the recipients, as well as severance payments to employees whose positions were made redundant.

Intangible assets arising from business combinations

The fair values of intangible assets purchased as part of business combinations are initially recorded at fair value as of the date of acquisition. These intangible assets, such as contractual relationships and technology, are amortized over their expected useful lives on a straight-line basis. Amortization of these intangibles is included in a separate line in Operating costs and expenses. The principal expected useful lives are:

Contractual and customer relationships	5-10 years
Technology	5-7 years
Trade names	5-7 years
Backlog	3 years

Impairment

The Company evaluates goodwill for impairment on an annual basis, or more frequently if the Company believes indicators of impairment exist. The Company has identified a single cash generating unit (CGU) and performs an annual evaluation as of April 1 each year. Upon completion of the April 2013 annual impairment assessment, the Company determined that no impairment was indicated. As of June 30, 2013, the Company is not aware of any significant indicators of impairment that exist for its goodwill that would require additional analysis.

The Company assesses assets for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or a CGU’s fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired, and it is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the Consolidated Income Statement in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is determined. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. In that event, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined at net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the Consolidated Income Statement. No impairment was reversed for goodwill during 2013 or 2012.

Licenses and similar rights

Purchased computer software licenses and similar rights are capitalized on the basis of the costs incurred. Where internal costs are directly associated with software projects in combination with purchased licenses, such costs are deemed to be eligible for capitalization. These costs are amortized over their estimated useful lives (3-5 years) on a straight-line basis and are recorded to the respective operating expense or cost of sales line. The carrying amounts are reviewed for impairment if events or circumstances indicate that the carrying amount of the intangible asset may not be recoverable.

Share-based payment

The Company operates a number of equity-settled, share-based compensation plans. The Company determines the fair value of the shares or share options at the date of grant and recognizes as an expense in the Consolidated

Income Statement over the vesting period. Non-market vesting conditions are not taken into account for determining the fair values. The fair value, determined at the date of grant, is calculated utilizing an appropriate valuation model as set out in Note 25. The share-based payment expense is recognized over the vesting period based on the Company’s estimate of the shares that will eventually vest allowing for the effect of non-market-based vesting conditions.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the Consolidated Income Statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the specific risks of the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance expense.

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan and the restructuring has either commenced or been announced publicly. Provisions for severance payments and related employment costs are made in full when employees are identified as being the direct result of the restructuring plan. Costs relating to on-going activities, such as relocation, training and information systems are recognized only when incurred. Provisions for onerous leases are recorded when they are part of an announced restructuring and the leased space becomes no longer usable either in part or in whole. The expected remaining lease payments are expensed at the time the provision is recorded. Additionally, the Company may recognize separate provisions for onerous lease contracts in the event a contract becomes no longer usable.

The Company also recognizes contingent payments, discussed in the Business Combinations section as provisions.

Foreign currency

When determining the functional currency of a foreign entity, the Company takes into consideration the economic environment, the currency influencing operational and financial transactions as well as the activity of the entity.

Transactions in foreign currencies other than the entities’ functional currency are converted using the rate of exchange at the date of transaction. Monetary assets and liabilities denominated in non-functional currencies are translated using the rate of exchange at the period end. The gains or losses arising from the revaluation of foreign currency transactions to functional currency are included in the Consolidated Income Statements. Differences on foreign currency borrowings from foreign currency subsidiaries that form part of the net investment are taken directly to equity until the date of disposal of the net investment, at which time they are recognized in the Consolidated Income Statements. Foreign currency differences arising on trading intercompany loans are charged to financing income or expense.

The assets and liabilities of foreign operations are translated from their respective functional currencies into U.S. dollars, the Company’s presentation currency, at the rate of exchange at the end of the period. Income and expenses are translated at monthly average exchange rates for the year as this represents a reasonable approximation of actual exchange rates at the date of transactions. While all equity components (i.e., share capital, share premium account, employee stock ownership / employee benefit trust shares, treasury shares, merger reserve and retained earnings) are translated at historical rates, the remainder, resulting from the retranslation of the net assets at the applicable spot rate, are reflected in the currency translation adjustment account within shareholders’ equity. On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the finance income or expense in the Consolidated Income Statement.

Property and equipment

Items of property and equipment are initially recognized at cost. The costs include the purchase price and directly attributable costs to bring the asset into a usable condition. Depreciation on all items of property and equipment is recorded on a straight-line basis over their expected useful lives or the lease term, if shorter. The principal annual rates used for this purpose are:

Leasehold improvements	10-20%
Computer equipment	20-50%
Furniture and fixtures	20%
Buildings	3%

The carrying amounts are reviewed for impairment annually, or whenever events or circumstances indicate that the carrying amount of the property and equipment may not be recoverable.

Inventories

Goods for resale are stated at the lower of cost or net realizable value. The Company is applying the “first in, first out” (FIFO) cost formula.

Financial instruments

Financial assets

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, or derivatives. The Company determines the classification of its financial assets at initial recognition.

The Company’s financial assets include cash and short-term deposits, trade and other receivables, which include investments and derivative financial instruments (i.e. currency forward contracts).

Cash and cash equivalents

For the purpose of preparation of the statement of cash flows, cash and cash equivalents include cash at bank and in-hand, and short-term deposits with an original maturity period of three months or less.

Trade receivables

Trade receivables are recognized initially at fair value, less a provision for doubtful accounts. A provision for doubtful accounts on trade receivables is established when there is objective evidence that the Company will probably not be able to collect all amounts due according to the original terms of the receivables. When a trade receivable is considered uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited against the Consolidated Income Statements.

Loans and other receivables

All loans and other receivables are non-derivative financial assets recognized initially at fair value, net of transaction costs incurred. Loans and receivables are included in current assets, except for maturities greater than twelve months after the end of the reporting period, which are classified as non-current assets. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a contract is entered into and are subsequently re-measured at fair value. The fair values of derivatives are measured using observable market prices or, where market prices are not available, by using discounted expected future cash flows at prevailing interest and exchange rates. The gain or loss on re-measurement is taken to the Consolidated Income Statements except where the derivative is part of a designated cash flow hedge or a designated hedge of a net investment in a foreign operation.

Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or Company of financial assets is impaired. For unlisted shares classified as available-for-sale, a significant prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair values, less any impairment loss on those financial assets previously recognized in profit or loss—is removed from equity and recognized in the Consolidated Income Statement. Impairment losses recognized in the Consolidated Income Statement on equity instruments are not reversed through the Consolidated Statements of Comprehensive Income. The carrying amount of the financial assets is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of a provision account.

Trade payables and other payables

Trade payables and other payables are recognized at fair value and subsequently measured at amortized cost using the effective interest method.

Leases

Leases in which a significant portion of the risk and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognized in the Consolidated Income Statement on a straight-line basis over the term of the lease.

Retirement benefit costs

The Company makes payments to defined contribution pension schemes and to defined benefit pension schemes. Contributions to the Company’s defined contribution pension schemes are charged to the Consolidated Income Statement in the year in which they become payable. Defined benefit scheme assets are measured using market values. Pension scheme liabilities are measured using a projected unit method. The pension scheme deficit is recognized in full. The movement in the scheme deficit is split between operating charges and finance costs, which are recognized in the Consolidated Income Statements, and actuarial gains and losses are recognized in the Consolidated Statement of Comprehensive Income.

Employee benefit share plans

The Company operates an Employee Share Ownership Plan (ESOP) and an Employee Benefit Trust (EBT). The cost of the Company’s shares held by the ESOP and EBT are deducted from shareholders’ funds in the Company Consolidated Statements of Financial Position. Other assets and liabilities of the ESOP and EBT are recognized as assets and liabilities of the Company. Any shares held by the ESOP and EBT are treated as cancelled for the purpose of calculating earnings per share. Any financing and administrative costs are charged to the Consolidated Income Statement in the period in which the expenditure is incurred.

Treasury shares

Kofax plc shares held by the Company are classified in shareholders’ equity as treasury shares and are recognized at cost. Consideration received for the sale of such shares is also recognized in equity, with any difference between the proceeds from sale and the original cost being taken to equity. No gain or loss is recognized in the Consolidated Financial Statements on the purchase, sale, issue or cancellation of equity shares.

NOTE 2    CHANGES IN ACCOUNTING POLICIES

2.1 Standards, amendments and interpretations effective in the current year

The accounting policies adopted in these Consolidated Financial Statements are consistent with those of the financial statements for the year ended June 30, 2012, except for the adoption of the following new standards, amendments to the standards and interpretations, which are mandatory for the financial year ending June 30, 2013:

Effective date
IAS 1 “Presentation of Items of Other Comprehensive Income—Amendments to IAS 1”	July 1, 2012

Effective July 1, 2012 the Company adopted IAS 1 “Presentation of Items of Other Comprehensive Income—Amendments to IAS 1. The amendments to IAS 1 change the Companying of items presented in other comprehensive income (OCI). Items that would be reclassified (or recycled) to profit or loss at a future point in time (for example, upon de-recognition or settlement) would be presented separately from items that will never be reclassified. The Company has presented items in the accompanying Consolidated Statements of Comprehensive Income grouped by items that would be reclassified in future periods and items that will never be reclassified.

IAS 12, “Income Taxes (Amendment)—Deferred Taxes: Recovery of Underlying Assets”	January 1, 2012

Effective July 1, 2012 the Company adopted IAS 12, Income Taxes (Amendment)—Deferred Taxes: Recovery of Underlying Assets. In certain jurisdictions, entities have noted difficulties in applying the principles of IAS 12 to certain property, plant, and equipment and investment properties. This amendment is intended to give guidance as to the tax rate that should be applied. The adoption of IAS 12 did not have a material effect on the financial statements.

2.2 Amendments to existing standards and interpretations that are not yet effective and have not been early adopted by the Company

The IASB has issued the following standards and interpretations, for annual periods beginning on or after the effective date, which are relevant to the Company’s operations and have an effective date that does not require application to these Financial Statements:

IFRS 7, “Disclosures—Offsetting Financial Assets and Financial Liabilities—Amendments to IFRS 7”	January 1, 2013

These amendments require the Company to disclose information about rights of set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. Management is currently assessing the impact on the Company.

IFRS 9, “Financial Instruments: Classification and Measurement”	January 1, 2015

IFRS 9 ‘Financial Instruments’ addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. In December 2011, the IASB issued an amendment to IFRS 9 modifying the implementation date from periods beginning on or after January 1, 2013 to periods beginning on or after January 1, 2015. However, IFRS 9 has yet to be endorsed under European Union IFRS and it is uncertain that the effective date will be January 1, 2015. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 will have a significant impact on the classification and measurement of financial assets and in reporting for those entities that have designated liabilities using the fair value option. Management is currently assessing the impact on the financial assets of the Company.

IFRS 10, “Consolidated Financial Statements”	January 1, 2013

IFRS 10 will replace IAS 27 to change the definition of control, which may change the scope of consolidation, and establish a single control model, applying to all entities including ‘structured entities’ (previously referred to as special purpose entities). Management is currently assessing the impact on the Company.

IFRS 11, “Joint Arrangements”	January 1, 2013

IFRS 11 will replace IAS 31 to change the definition of joint control and provides for joint operations and joint ventures. Consequently, entities may need to account for these types of interests differently and in accordance with IFRS applicable to that interest. Management is currently assessing the impact on the Company.

IFRS 12, “Disclosure of Interests in Other Entities”	January 1, 2013

The standard addresses disclosures on subsidiaries, structured, entities, associates, and joint ventures to enable users to understand the nature and risk associated with interests in other entities and the effects of those interests on the financial position, financial performance, and cash flows. Management is currently assessing the impact on the Company.

IFRS 13, “Fair Value Measurement”	January 1, 2013

The standard defines fair value and may change how entities classify reporting assets and liabilities at fair value. Additional disclosures will be required to explain the valuation techniques, inputs used, and effects of fair value measurements on profit and loss. Management is currently assessing the impact on the Company.

IAS 19, “Employee Benefits (Amendment)”	January 1, 2013

The amendment included eliminating the option that allowed an entity to defer the recognition of changes in net defined benefit liability and amending some of the disclosure requirements for defined benefit plans and multi-employer plans. The amendment will impact defined benefit schemes to require entities to recognize the changes in net defined liability including immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, recognition of remeasurements in other comprehensive income, plan amendments, curtailments and settlements. The main changes which this revised IFRS introduces, which upon adoption must be applied retrospectively, are as follows:

Actuarial gains and losses will be recognized in full in the Consolidated Statements of Comprehensive Income (OCI). This is already in the Company’s accounting policy, so adoption of this requirement in the revised standard will have no impact on the Company’s consolidated financial statements.

Interest on the net recognized defined benefit asset or liability will be recognized in profit or loss, in place of the currently separate recognition of interest cost on the benefit obligation and of an expected return on plan assets. The Company estimates that this will increase pre-tax benefit expense for 2013 and 2012 by an immaterial amount, with a corresponding reduction in actuarial losses, or increase in actuarial gains, recognized in OCI. Deferred income tax related to these amounts will also be recognized.

Past service cost arising from plan amendments must be recognized in full in profit or loss in the period in which the plan amendment occurs, in place of the current requirement to recognize such costs over the vesting period for the amended benefits. As of June 30, 2013, the Company had no pre-tax liability for unrecognized past service gains.

For plans requiring plan members to contribute to the cost of their benefits, benefit expense and obligations must be allocated to accounting periods based on the net benefit, instead of the gross benefit before deducting member contributions as is current actuarial practice. For its Swiss pension plan, which has a cash balance benefit formula, the Company estimates that this requirement will reduce its defined benefit obligation by approximately $0.5 million and $0.5 million, at June 30, 2013 and 2012, respectively, before related deferred income tax effects.

IAS 32 “Offsetting Financial Assets and Financial liabilities—Amendments to IAS 32”	January 1, 2014

These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. Management is currently assessing the impact on the Company.

Improvements to International Financial Reporting Standards—2009-2011 Cycle	January 1, 2013

The 2009-2011 Cycle Annual Improvements to IFRS amend six existing standards, basis of conclusions, and guidance. The improvements include changes in measurement and transition requirements. These improvements did not significantly impact the Consolidated Financial Statements.

NOTE 3    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Consolidated Financial Statements requires management to make judgments, estimates and assumptions that affect the amounts reported for assets and liabilities at the balance sheet date and the amounts reported for revenues and expenses during the year. However, the nature of estimation means that actual outcomes could differ from those estimates.

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Revenue recognition

Revenue in multiple-element contracts with resellers or end users is allocated to each deliverable based on the Company’s established fair values of each element. All contracts clearly identify separable elements in the contract (i.e., the license, maintenance services, or professional services). Judgment is involved to establish fair value for each element to demonstrate that each element equals cost plus a reasonable margin. As described in the Accounting Policies section in Section 1.3, the Company has policies and methodologies in place to validate that the fair value reflects cost plus a reasonable margin.

Income taxes

The Company and its subsidiaries are subject to routine tax audits, and also a process whereby tax computations are discussed and agreed with the appropriate authorities. While the ultimate outcome of such tax audits and discussions cannot be determined with certainty, management estimates the level of provisions required for both current and deferred tax on the basis of professional advice and the nature of current discussions with the tax authority concerned. For deferred tax assets in respect of trading losses, management estimates the future expected cash flows against these tax losses that can be offset and determines the level of asset that should be recognized.

Business Combinations

Accounting for business combinations is predicated on assessing the fair value, as of the date of the business combination, of a number of items, including the consideration paid for an acquisition, and the allocation of the consideration paid to the tangible and intangible assets acquired, and liabilities assumed, based on their estimated fair values. The determination of the fair value of the consideration transferred may include a number of factors including, but not limited to: an assessment of the value of equity interests issued; the likelihood and amount of future contingent payments, being paid; the attribution of contingent payments to purchase price or to future compensation; and the valuation of assumed stock options or other equity interests. The determination of many of these factors may require significant management estimates and assumptions.

Intangible Assets, including impairment assessment

The Company assesses, at each reporting date, whether there are any indications that an intangible asset, other than goodwill, may be impaired. If any such indication exists, or when annual impairment testing for an intangible asset is required, the Company calculates an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of such asset’s fair value, less costs to sell and its value in use. Each asset is assessed individually, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case an aggregated Company of assets is assessed. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Whether impaired or not, the assessment of the future useful life of an intangible asset may cause that life to be revised prospectively.

Goodwill, including impairment assessment

The Company tests annually, by cash-generating unit, as to whether goodwill has been impaired and, more frequently, when events or circumstances indicate that the current carrying value may not be recoverable. The recoverable amounts of cash-generating units have been determined based on value in use calculations which require the use of estimates and assumptions.

Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date granted. Judgment is required in determining the most appropriate valuation model for a grant of equity instruments, depending on the terms and conditions of the grant. Management is also required to use judgment in determining the most appropriate inputs to the valuation model including expected life of the option, volatility and dividend yield. Another significant area of estimation relates to the assessment of the probability of achievement of performance criteria related to awards granted under the Company’s Long-term Incentive Plan (“LTIP”).

Contingent Liabilities

The Company regularly assesses the estimated impact and probability of various uncertain events, and account for such events in accordance with IAS 37, “Provisions, Contingent Liabilities, and Contingent Assets”. Provisions are recognized when a present obligation (legal or constructive) exists as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Contingencies arise from conditions or situations where the outcome depends on future events.

The Company is subject to legal proceedings, lawsuits and other claims relating to labor, service and other matters arising in the ordinary course of business. Additionally, acquisitions may be structured to include contingent consideration whereby the amount payable is determinable based on future events. Management judgment is required in deciding the amount and timing of the accrual of provisions or contingencies. Depending on the timing of when conditions or situations arise, the timing of provisions or contingencies becoming probable and estimable is not necessarily determinable. The amount of the provisions or contingencies may change in the future as incremental knowledge, factors or other matters change or become known.

Restructuring provisions

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan and the restructuring has either commenced or been announced publicly. These provisions are based on the Company’s judgment, and the best estimate of expected future costs to be incurred, associated with employee compensation and onerous leases.

NOTE 4    ACQUISITIONS

Acquisition of Altosoft Corporation

On February 28, 2013, Kofax acquired 100% of the shares of Altosoft Corporation (Altosoft), a company incorporated in the United States, which is a provider of business intelligence and analytics software. The Company acquired Altosoft to enhance Kofax’s product portfolio with near real-time process and data analytics, visualization and extract, transform load capabilities. The consolidated financial statements include the results of Altosoft during the four month period from the acquisition date. The provisional fair value of the identifiable assets and liabilities of Altosoft, at the acquisition date, are as follows:

($ in thousands)
Non-current assets
Technology—intangible	5,000
Customer relationships—intangible	1,700
Non-compete agreements—intangible	300
Tradenames—intangibles	150
Other non-current assets	342

Total non-current assets	7,492

Current assets
Cash and cash equivalents	892
Accounts receivable	565
Other current assets	13

Total current assets	1,470

Total assets	8,962

Current liabilities
Deferred income	456
Other current liabilities	242

Total current liabilities	698

Noncurrent liabilities
Other noncurrent liabilities	164
Deferred tax liabilities	2,982

Total noncurrent liabilities	3,146

Total liabilities	3,844

Net assets acquired	5,118

Consideration paid in cash at time of closing	12,634
Deferred consideration	2,000
Fair value of contingent consideration	2,015

Total consideration	16,649

Goodwill arising from acquisition	11,531

The fair value of the trade receivables was $0.6 million. None of the trade receivables have been impaired and the full contractual amounts have been fully collected subsequent to the acquisition.

The intangible assets, including goodwill, includes the value of acquired technologies, and expected synergies arising from the acquisition and workforce, which is not separately recognizable. None of the goodwill is expected to be deductible for tax purposes.

From the date of acquisition to the year ended June 30, 2013, Altosoft has contributed $1.0 million of revenue and a net loss of $0.2 million to the Company. If the combination had taken place at the beginning of the Company’s fiscal year, revenue from Altosoft’s continuing operations would have been approximately $1.8 million and the addition to net income would have been approximately $0.1 million and would have made the Company’s total revenue $267.1 million and net income of $10.3 million.

Contingent consideration payments range between nothing and $4.4 million. $2.0 million represents the acquisition-date fair value of the payments that management estimated at that time will become payable to the former shareholders of Altosoft and is included in the purchase price allocation; however, none of the payments are guaranteed. The contingent consideration payments are based on the achievement of specific annual revenue growth rates and EBITDA levels that are payable in $1.0 million increments during calendar years 2013, 2014 and 2015. Additionally, 25% of revenue above targets will be paid up to $1.4 million such that the maximum consideration would be $19.0 million.

Of the total purchase price, $2.0 million was withheld as deferred consideration relating to representations and warranties made by the sellers, including those related to the level of cash and certain other net assets acquired. The Company anticipates paying the full amount of deferred consideration in fiscal year 2014.

The Company has entered into separate employment agreements with Altosoft employees subsequent to the acquisition in which the Company will provide the employees with a retention package that will include a cash bonus. The total anticipated payment is $0.6 million, with the latest payment due in January 2015. The retention bonus is being accrued as the employees provide services and as of June 30, 2013 there was $0.2 million accrued during the year and included in Acquisition-related costs.

Analysis of cash flows on acquisition:

($ in thousands)
Cash outflow at time of closing	12,634
Less: cash acquired	(892)

Net outflow of cash relating to the acquisition	11,742

Acquisition of Singularity

On December 5, 2011, Kofax acquired 100% of the shares of Singularity Limited (Singularity), a company incorporated in Northern Ireland, which is a provider of business process management (BPM) software and dynamic case management solutions. Singularity has historically conducted the majority of its operations in the United Kingdom, and has subsidiaries that include a substantial operating presence in India. The acquisition agreements and all related amounts payable are denominated in pounds sterling, and the disclosures that follow are based on the exchange rate to U.S. dollars at the date of acquisition; future payments, as expressed in U.S. dollars, may vary depending on the movement of foreign exchange rates. During 2013 the Company finalized the fair value of the identifiable assets and liabilities of Singularity resulting in an additional $0.4 million of goodwill being recognized during the measurement period.

The fair value of the identifiable assets and liabilities of Singularity and its subsidiaries, at the acquisition date, are as follows:

Fair Value
($ in thousands)
Non-current assets
Technology—intangible	13,195
Customer relationships—intangible	2,162
Trade name—intangible	660
Property and equipment	325

Total non-current assets	16,342

Current assets
Trade receivables, net	3,018
Other current assets	716
Cash and cash equivalents	12,527

Total current assets	16,261
Total assets	32,603

Current liabilities
Trade and other payables	1,599
Deferred income—current	887

Total current liabilities	2,486

Non-current liabilities
Deferred income—non-current	40
Deferred tax liabilities	4,285

Total non-current liabilities	4,325

Total liabilities	6,811

Net assets acquired	25,792

Consideration paid in cash at time of closing	40,981
Fair value of contingent consideration	3,396

Total consideration	44,377

Goodwill arising from acquisition	18,585

The goodwill of $18.6 million comprises the value of expected synergies arising from the acquisition and workforce, which is not separately recognized. None of the goodwill is expected to be deductible for tax purposes.

From the date of acquisition to June 30, 2012, Singularity contributed $10.3 million of revenue and a net loss of $3.0 million. If the combination had taken place at the beginning of the year ended June 30, 2012, revenue from Singularity’s continuing operations for year ended June 30, 2012 would have been approximately $16.6 million and the contribution to the Company’s net income would have been a loss of $2.5 million, which would have resulted in Company total revenue of $268.8 million and net income of $16.5 million.

In addition to the $41.0 million of cash paid at closing, pursuant to the acquisition agreement, there are three forms of payment: deferred consideration, contingent consideration, and the retention and incentive bonus, which are discussed below.

Of the total purchase price, $3.4 million was withheld as deferred consideration relating to representations and warranties made by the sellers, including those related to the level of cash and certain other net assets acquired. At acquisition date in 2012, the Company estimated $2.9 million was to be paid and was classified as a component of Provisions—current in the accompanying Consolidated Statement of Financial Position as of June 30, 2012 and $3.1 million was ultimately paid in full during 2013 with $0.2 million released and recorded in the 2013 Consolidated Income Statement.

Additionally, the arrangement includes contingent consideration payments based on the continuing employment of certain continuing employees of Singularity and its subsidiaries and license revenue arising from Singularity‘s license products during calendar year 2012 and 2013. In 2013, an amendment to the original agreement was made to include calendar year 2014. The total for the range of these payments, before and after the amendment is between zero and $14.7 million. At the acquisition date in fiscal 2012, management assessed a number of scenarios and based on those scenarios estimated that the fair value of the contingent consideration to be paid to the previous shareholders was $9.0 million. Under the provisions of IFRS 3, “Business Combinations,” management determined that $8.4 million of the contingent consideration should be treated as compensation expense for financial accounting purposes, and that $0.6 million was included as a component of the purchase price consideration at the time of the acquisition. During the period from the acquisition date to June 30, 2012, $2.3 million of the contingent consideration determined to be remuneration was recognized as Acquisition-related costs and was recorded ratably during the year. The discounted fair value of the contingent consideration of $2.9 million accrued as of June 30, 2012 was included in Provisions, allocated to current and non-current based on the proportion of the anticipated payments.

During 2013, the Company paid the first year of contingent consideration of $3.5 million of the total estimated contingent consideration of $9.0 million expected to be ultimately paid.

During 2013, management reassessed the estimated fair value of the $9.0 million contingent consideration to be paid based on actual Singularity performance in 2012 and 2013 and forecasted performance through calendar 2014, and determined that a fair value adjustment to reverse $1.1 million of the previously accrued and expensed amounts to Acquisition-related costs. During 2013, $3.0 million of the contingent consideration determined to be remuneration was recognized as Acquisition-related costs.

The discounted fair value of the contingent consideration of $2.1 million accrued as of June 30, 2013 is included in Provisions—current.

In addition to the contingent consideration described above, a retention and incentive bonus arrangement has been implemented for certain continuing employees of Singularity. Under the retention and incentive bonus structure, total payments ranging from zero to $4.7 million may be paid. The incentive bonus has been structured to mirror the contingent consideration payments described above. In 2012, based on the same estimates used to determine the fair value of the contingent consideration, management estimated for financial accounting purposes that $2.9 million of the incentive bonus would become payable. During the period from the acquisition date to June 30, 2013 $2.2 million was recognized as Acquisition-related costs. Retention and incentive bonus payments were $1.3 million during the year ended June 30, 2013. Based on the 2013 reassessment of the retention and incentive bonus amounts expected to ultimately be paid, management determined that a fair value adjustment to reverse $0.4 million of the previously accrued and expensed amounts also be recorded to Acquisition-related costs. The discounted fair value of the $0.7 million and $0.9 million retention bonuses payable as of June 30, 2013 and June 30, 2012, respectively, is included in Provisions, allocated to current and non-current based on the proportion of the anticipated payments.

Analysis of cash flows on acquisition:

($ in thousands)
Cash consideration at time of closing	40,981
Less: cash acquired	(12,527)

Net outflow of cash relating to the acquisition	28,454

Acquisition of Atalasoft

On May 26, 2011, Kofax acquired 100% of the shares of Atalasoft, Inc. (Atalasoft), a U.S. based company which is a provider of imaging software development kits. Contingent consideration payments that range between zero and $5.1 million. $4.7 million represents the acquisition-date fair value of the payments that management estimated at that time would become payable to the former shareholders of Atalasoft; however, none of the payments are guaranteed. The contingent consideration is payable based on metrics to be measured through September 30, 2013. During 2013 and 2012, the Company determined that the initial estimate of $4.7 million should be increased $0.1 million and $0.1 million respectively, which was recorded to Acquisition-related costs in the Consolidated Income Statement during the year. Payments of contingent consideration were $2.0 million and $1.9 million during the years ended June 30, 2013 and 2012, respectively.

NOTE 5    OPERATING SEGMENTS

The Company operates one business segment, the software business. All products and services are considered one solution to customers and are operated and analysed under one income statement provided to and evaluated by the chief operating decision maker (CODM). The CODM manages the business based on the key measures for resource allocation, based on a single set of financial data that encompasses the Company’s entire operations for purposes of making operating decisions and assessing financial performance. The Company’s CODM is the Chief Executive Officer.

There are no reportable assets that meet the criteria under IFRS 8 to be reported under the single operating segment.

Entity-wide Disclosures

The following revenue information is based on the location of the customer:

	America	UK	Germany	Rest of EMEA	Asia- Pacific	Total
	($ in thousands)
External Revenue for the Year Ended
June 30, 2013	141,872	35,638	16,927	52,341	19,540	266,318
June 30, 2012	140,125	26,707	19,991	57,091	18,567	262,481

The following table presents non-current assets by subsidiary location:

	America	UK	Germany	Rest of EMEA	Asia- Pacific	Total
	($ in thousands)
Non-current Assets
As of June 30, 2013	116,054	34,806	6,078	33,734	6,407	197,079
As of June 30, 2012	104,035	38,334	6,096	34,784	6,194	189,443

Non-current assets for this purpose consist of property and equipment, intangible assets, and other non-current assets—excluding security deposits and deferred tax assets.

NOTE 6    OPERATING COSTS AND EXPENSES

Operating costs and expenses of the Company include the following key elements:

	For Year Ended June 30,
	2013	2012
	($ in thousands)
Staff costs, excluding share-based payment expense	151,023	143,987
Share-based payment expense	1,393	3,905
Depreciation of property and equipment	3,050	3,060
Amortization of acquired intangible assets—technology and contractual relationships	6,707	5,190
Amortization of intangible assets—licenses and similar rights	2,959	2,852
Gain on disposal of property and equipment	—	(153)
Total remuneration for principal auditors	3,383	3,763
Operating lease expense—minimum lease payments	8,042	7,575
Acquisition—related costs	4,682	5,325
Restructuring costs	—	4,917
Third party royalties and commissions	13,004	13,406
Travel and entertainment	11,549	12,388
Consultants, contractors and advisors	11,052	11,851
Direct marketing costs	9,765	9,940
Utilities, maintenance and repair	5,858	5,585
Other administrative costs	8,723	6,752

Total operating costs and expenses	241,190	240,343

The total remuneration for principal auditors is as follows:

	For Year Ended June 30,
	2013	2012
	($ in thousands)
Fees payable to the Company’s auditor for:
Audit of the Company’s accounts	1,346	1,961
Audit of the Company’s subsidiaries pursuant to legislation	604	760

Total audit fees	1,950	2,721

Tax compliance and advisory services	905	885
Audit related assurance services	528	157

Total non-audit fees	1,433	1,042

Total remuneration for principal auditors	3,383	3,763

Amortization of acquired intangibles is a component of both cost of sales and general and administrative expenses. Amortization of acquired technology intangible assets of $4.7 million (2012: $3.6 million) relates to cost of sales, and amortization of other intangible assets of $2.0 million (2012: $1.6 million) relates to of general and administrative expenses.

	For Year Ended June 30,
	2013	2012
	($ in thousands)
Total cost of sales comprises:
Cost of software licenses	10,688	11,301
Cost of maintenance services	18,194	16,420
Cost of professional services	28,343	26,784
Amortization of acquired technology intangible assets	4,733	3,619

Total cost of sales	61,958	58,124

Total general and administrative comprises:
General and administrative	37,286	39,096
Amortization of other acquired intangibles assets	1,974	1,571

Total general and administrative expenses	39,260	40,667

NOTE 7    STAFF NUMBERS AND COSTS

The average number of full time employees, and their compensation (including Executive Directors) during the year was as follows:

	For the Year Ended June 30,
	2013		2012
	Headcount	Compensation	Headcount	Compensation
	($ in thousands, except headcount data)
Sales and marketing	349	68,459	343	64,823
Services—technical support and Professional services	338	34,266	314	32,486
Research and development	336	26,181	292	26,071
Other general and administrative	180	23,510	173	24,512

Total	1,203	152,416	1,122	147,892

Company staff costs are comprised of the following:

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Salaries	129,605	123,122
Social taxes and benefits	19,445	18,948
Pension	1,973	1,917
Share-based payment expense	1,393	3,905

Total staff costs	152,416	147,892

NOTE 8    FINANCE INCOME AND EXPENSE

Finance income and expenses of the Company are comprised of the following:

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Finance income
Bank interest	90	175
Other interest	66	208
Expected return on pension scheme assets	131	147
Foreign exchange gain	—	5,419

Total finance income	287	5,949

Finance expense
Line of credit costs	302	359
Other interest	260	114
Interest on pension scheme liabilities	146	182
Foreign exchange loss	6,008	—
Reserve against note receivable	500	—

Total finance expense	7,216	655

Foreign exchange gains and losses are the result of gains and losses derived from entering into third party and intercompany transactions in currencies other than the respective entity’s functional currency.

NOTE 9    INCOME TAX EXPENSE

The components of income tax expense related to current income tax expense and deferred income tax expense were as follows:

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Current income tax expense
Income tax on profits for the year	12,566	11,836
Adjustment for over provision in prior periods	(92)	618

Total current tax	12,474	12,454

Deferred income tax expense
Reversal of temporary differences	(3,900)	(53)
Adjustment for over provision in prior periods	(376)	(2,481)

Total deferred tax	(4,276)	(2,534)

Total income tax expense	8,198	9,920

Total income tax expense in the consolidated income statements is disclosed as follows:

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Income tax expense on continuing operations	8,198	9,995
Income tax gain on discontinued operations	—	(75)

Total income tax expense	8,198	9,920

Income tax relating to items charged or credited to consolidated other comprehensive income:

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Deferred tax
Tax on net loss/ (gain) on foreign exchange adjustment	(3)	1,009
Tax impact on actuarial losses	130	597

Total deferred tax	127	1,606

Current tax
Tax on net loss on foreign exchange adjustment	43	—

Total current tax	43	—

Tax credit in the statement of comprehensive income	170	1,606

Tax relating to items credited to retained reserves:

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Current tax
Net gain on share options exercised	(377)	(143)

Total current tax	(377)	(143)

Deferred tax
Tax impact on share-based payment	(1,807)	2,421

Total deferred tax	(1,807)	2,421

Total charge/ (credit) to retained reserves	(2,184)	2,278

The reasons for the difference between the actual tax charge and the rate of corporation tax in the UK applied are as follows:

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Continuing business profit before tax	18,199	27,432
Discontinued operations profit before tax	—	(1,488)

Total profit before tax	18,199	25,944

Expected tax expense based on the standard rate in the UK of 23.8% (2012: 25.5%)	4,322	6,616
Tax losses not recognized in current period	2,000	1,591
Utilization of previously unrecognized tax losses	(304)	(1,356)
Adjustments for provision in prior periods	(468)	(1,863)
Expenses not deductible for tax purposes and income not subject to tax	(2,181)	1,041
Different tax rates applied in overseas jurisdictions	4,736	4,068
Changes of tax rate on timing differences	93	(111)
Recognition of previously unrecognized amounts	—	(66)

Total tax expense on operations	8,198	9,920

The breakdown of profit (loss) before tax by country was as follows:

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
United States	31,621	29,703
United Kingdom	(19,451)	(10,827)
All other countries	6,029	8,556

Profit on continuing operations	18,199	27,432

Loss on discontinued operations	—	(1,488)

Total profit before tax	18,199	25,944

The breakdown of tax expense (benefit) by country was as follows:

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
United States	7,041	8,170
United Kingdom	(1,369)	(450)
All other countries	2,526	2,275

Total tax expense on continuing operations	8,198	9,995

Tax (benefit) on discontinued operations	—	(75)

Total tax expense	8,198	9,920

The Company operates in various countries with tax rates ranging from 8% to 35%. The Company has incurred tax losses in certain jurisdictions, primarily the United Kingdom. Because there is no expectation of sufficient future income in the United Kingdom to permit utilization of the losses carried forward, no deferred tax asset has been recognized with respect to the losses carried forward.

The following presents the impact temporary differences have on the financial statements.

	Intangible assets	Accelerated tax depreciation	Share based payment relief	Available losses	Short term timing difference	Total
	($ in thousands)
As of June 30, 2011	(6,247)	(1,843)	4,992	1,354	205	(1,539)

Credit/ (charge) to income statement	2,165	509	730	(1,354)	484	2,534
Credit/ (charge) to equity	80	—	(2,421)	—	1,572	(769)
Acquisition	(4,356)	—		—		(4,356)
Currency exchange movements	(17)	—	—	—	398	381

As of June 30, 2012	(8,375)	(1,334)	3,301	—	2,659	(3,749)

Credit to income statement	1,910	703	26	1,084	553	4,276
Credit to equity	—	—	1,807	—	127	1,934
Acquisition	(2,982)	—	—	327	63	(2,592)
Reclassification	(346)	(26)	—	—	372	—
Currency exchange movements	65	(2)	(110)	(34)	(45)	(126)

As of June 30, 2013	(9,728)	(659)	5,024	1,377	3,729	(257)

Deferred tax is recognized at the latest enacted rate for UK temporary differences, 23% (2012: 24%).

Details of deferred tax assets and liabilities are shown below:

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Deferred tax assets
Net operating loss carryforwards	1,377	—
Different depreciation	80	53
Share-based payment relief	5,023	3,301
Other temporary and deductible differences*	7,870	7,009

	14,350	10,363

Deferred tax liabilities
Intangible assets	9,728	8,375
Different depreciation	738	1,387
Other temporary and deductible differences*	4,141	4,350

Total deferred tax liabilities	14,607	14,112

Net deferred tax (liabilities)	(257)	(3,749)

*	Other temporary and deductible timing differences include the deferred tax effect on accruals, deferred income, R&D expenses, unrealized foreign exchange, defined benefit pensions, defined benefit plans, and provisions, which in certain jurisdictions only attract a tax deduction when utilized or realized.

Deferred tax liabilities have been recognized on all temporary differences giving rise to deferred tax liabilities, except to the extent they are not required to be recognized, which amount to $4.0 million. Deferred tax assets have been recognized in respect of tax losses and other temporary differences where it is probable that these assets will be recovered. At the date of the Consolidated Statement of Financial Position, the Company has an unrecognized deferred tax asset on losses of $11.8 million (2012: $8.4 million) which can be offset against future profits. These losses can be carried forward indefinitely, with the exception of $3.7 million which can be carried forward for six years.

Factors that may affect future tax charges

The Finance Act 2012, which provides for a reduction in the main rate of UK corporation tax from 24% to 23% effective from April 1, 2013, was substantively enacted on July 3, 2012. This rate reduction has been reflected in the calculation of deferred tax at June 30, 2013.

The Finance Bill 2013 includes further rate reductions to 21% effective from April 1, 2014 and 20% effective from April 1, 2015. As these tax rates were not substantively enacted at June 30,2013, the rate reduction is not yet reflected in these financial statements in accordance with IAS 10, as it is a non-adjusting event occurring after the reporting period.

We estimate that the future rate changes on the recognized UK deferred tax assets would be a reduction of $0.1 million and on the unrecognized UK deferred tax assets would be a reduction of $0.8 million. The actual impact will be dependent on our deferred tax position at that time.

NOTE 10    EARNINGS PER SHARE

Basic earnings per share (EPS) of $0.12 (2012: $0.21) for the year to June 30, 2013 for the continuing business have been calculated based on Income from continuing operations after tax of $10.0 million (2012: $17.4 million) using the weighted average number of ordinary shares in issue totalling 84.4 million (2012: 83.9 million) during the period.

Diluted EPS of $0.11 (2012: $0.20) for the year to June 30, 2013 for the continuing business have been calculated based on Income from continuing operations after tax of $10.0 million (2012: $17.4 million) using 88.7 million (2012: 88.5 million) ordinary shares. The difference to the basic calculation represents the additional shares that would be issued on the conversion of all the dilutive ordinary shares.

A reconciliation of the weighted average number of ordinary and diluted shares is as follows:

	For the Year Ended June 30,
	2013	2012
	(Shares in millions)
Basic weighted average number of ordinary shares (excluding employee benefit and treasury shares)	84.4	83.9

Dilutive impact of share options	1.6	2.1
Dilutive impact of Long Term Incentive Plan (LTIPs)	2.7	2.5

Diluted weighted average number of shares	88.7	88.5

NOTE 11    INTANGIBLE ASSETS

	Goodwill	Technology and contractual relationships	Licenses and similar rights	Total
	($ in thousands)
Cost
As of June 30, 2012	167,304	60,290	19,805	247,399
Acquisitions	11,911	7,150	—	19,061
Additions	—	—	920	920
Disposals	—	—	(6)	(6)
Other changes	—	26	108	134
Foreign exchange translation effects	557	(411)	155	301

As of June 30, 2013	179,772	67,055	20,982	267,809

Amortization
As of June 30, 2012	20,089	33,488	14,464	68,041
Amortization to expenses	—	6,707	2,959	9,666
Amortization to revenue	—	156	—	156
Disposals	—	—	(6)	(6)
Other changes	—	(9)	140	131
Foreign exchange translation effects	(3)	(126)	161	32

As of June 30, 2013	20,086	40,216	17,718	78,020

Net book value as of June 30, 2013	159,686	26,839	3,264	189,789

	Goodwill	Technology and contractual relationships	Licenses and similar rights	Total
	($ in thousands)
Cost
As of June 30, 2011	154,289	44,477	20,253	219,019
Acquisitions	18,195	16,017	—	34,212
Additions	—	—	663	663
Disposals	—	—	(363)	(363)
Foreign exchange translation effects	(5,180)	(204)	(748)	(6,132)

As of June 30, 2012	167,304	60,290	19,805	247,399

Amortization
As of June 30, 2011	20,089	28,253	12,526	60,868
Amortization to expenses	—	5,190	2,852	8,042
Amortization to revenue	—	69	—	69
Disposals	—	—	(364)	(364)
Foreign exchange translation effects	—	(24)	(550)	(574)

As of June 30, 2012	20,089	33,488	14,464	68,041

Net book value as of June 30, 2012	147,215	26,802	5,341	179,358

Amortization of intangible assets for licenses and similar rights is presented in operational expenses by function on a cost allocation basis.

NOTE 12    GOODWILL

Goodwill is evaluated for impairment on an annual basis, or more frequently if the Company believes indicators of impairment exist. The Company has identified a single cash generating unit (CGU) and performs an annual evaluation as of April 1 each year. Upon completion of the April 2013 annual impairment assessment, the Company determined that no impairment was indicated. As of June 30, 2013, the Company is not aware of any significant indicators of impairment that exist for goodwill that would require additional analysis.

Goodwill acquired through business combinations has been allocated for impairment testing purposes to the Company’s single CGU, which also forms the sole operating and reportable segment, as the Company does not further evaluate or report information that would represent another CGU. Goodwill allocated to the CGU was $159.7 million in 2013 and $147.2 million in 2012.

The recoverable amounts of the CGU have been derived from a value in use calculation, using a three year cash flow projection from financial budgets approved by senior management. These forecasts have then been extrapolated for a further two years using management’s best estimate of expected growth rates derived from both past performance and expectations within the software industry.

Forecasted operating cash flows for the value in use calculation are based on the following key assumptions: past experience of expected revenues and associated margins, future market inflation, tax rates, discount rates, and terminal growth rates.

Expected revenues and associated margins

Revenues and associated margins are based on average values achieved in the years preceding the start of the budget period and are increased over the future periods based on growth expected by management. Growth rates in future years are based on projections of the Company’s pre-tax cash flows over five years. In setting these assumptions the Company considers past experience, external sources of information, knowledge of competitor activity and assessment of future changes in the software industry. The three year period is covered by internal budgets and forecasts with a general growth rate of 5% used to extrapolate internal budgets and forecasts for the purposes of determining value in use. The methods used to determine recoverable amounts have remained consistent with the prior year.

Future market inflation

Inflation estimates are obtained from published indices for the countries from which revenues are sourced (principally for the US and Europe).

Tax rates

The Company uses a global blended tax base reflecting the future annual expected effective tax rate for the CGU.

Discounts rates

Discount rates are based on the Company’s weighted average cost of capital adjusted to reflect management’s assessment of specific risks related to the cash generating unit and geography. Discount rates were 12.96% in 2013 and 9.3% in 2012.

Terminal growth rates

Terminal growth rates apply to cash flows beyond five years and are based upon management’s expectation of long term growth rates. Rates used were 2.00% and 1.85% in 2013 and 2012, respectively.

The Company performs sensitivity analyses to demonstrate that a reasonable change in the key assumptions would not reduce the difference between the carrying amount and recoverable amount of goodwill to zero. As a further check, the Company compares the Company’s market capitalization to the book value of net assets and this indicates a surplus at June 30, 2013 (and at June 30, 2012).

NOTE 13    PRINCIPAL SUBSIDIARY UNDERTAKINGS

The Company’s significant trading, operating, and holding entities are as follows:

Name of undertaking	Nature of operations	Country of incorporation	Proportion of ownership interest and voting rights
Atalasoft, Inc.	Sales & Distribution	United States	100%
Altosoft Corporation	Research & Development / Sales & Distribution	United States	100%
Kofax, Inc.	Research & Development / Sales & Distribution / Management & Administration	United States	100%
Kofax Australia Pty Ltd	Sales & Distribution	Australia	100%
Kofax Austria GmbH	Research & Development / Sales & Distribution	Austria	100%
Kofax Produtos de Imagem Do Brazil LTDA	Sales & Distribution	Brazil	100%
Kofax Benelux NV/SA	Sales & Distribution	Belgium	100%
Kofax Deutschland AG	Sales & Distribution	Germany	100%
Kofax Danmark A/S	Sales & Distribution	Denmark	100%
Kofax Development GmbH	Research & Development	Germany	100%
Kofax France SAS	Sales & Distribution	France	100%
Kofax Holdings International Ltd.*	Holding entity	England	100%
Kofax Investments Ltd.*	Holding entity	England	100%
Kofax Italia S.r.l.	Sales & Distribution	Italy	100%
Kofax India Pvt Ltd.	Research & Development	India	100%
Limited Liability Company Kofax Russia	Research & Development	Russia	100%
Kofax ME FZE	Sales & Distribution	United Arab Emirates	100%
Kofax Malaysia Sdn. Bhd.	Sales & Distribution	Malaysia	100%
Kofax Northern Ireland Limited*	Research & Development / Sales & Distribution	Northern Ireland	100%
Kofax Japan Co. Ltd.	Sales & Distribution	Japan	100%
Kofax Portugal, S.A.	Sales & Distribution	Portugal	100%
Kofax Singapore Pte. Ltd.	Sales & Distribution	Singapore	100%
Kofax Schweiz AG	Sales & Distribution/ Administration	Switzerland	100%
Kofax Software Ibérica S.A.U	Sales & Distribution	Spain	100%
Kofax South Africa (Pty) Ltd	Sales & Distribution	South Africa	100%
Kofax Sverige AB	Sales & Distribution	Sweden	100%
Kofax UK Ltd*	Sales & Distribution/ Holding entity	England	100%
Kofax Vietnam Co., Ltd.	Research & Development	Vietnam	100%

NOTE 14    PROPERTY AND EQUIPMENT

	Freehold building	Leasehold improvements	Computer equipment	Furniture and fixtures	Total
	($ in thousands)
Cost
As of June 30, 2012	—	3,275	18,167	3,663	25,105
Additions	—	263	1,735	132	2,130
Disposals	—	(56)	(483)	(150)	(689)
Other changes	—	557	(27)	(717)	(187)
Foreign exchange translation effects	—	1	113	32	146

As of June 30, 2013	—	4,040	19,505	2,960	26,505

Accumulated depreciation
As of June 30, 2012	—	2,206	14,412	2,916	19,534
Depreciation expense	—	415	2,289	346	3,050
Disposals	—	(56)	(483)	(151)	(690)
Other changes	—	462	(47)	(620)	(205)
Foreign exchange translation effects	—	33	239	34	306

As of June 30, 2013	—	3,060	16,410	2,525	21,995

Net book value as of June 30, 2013	—	980	3,095	435	4,510

	Freehold building	Leasehold improvements	Computer equipment	Furniture and fixtures	Total
	($ in thousands)
Cost
As of June 30, 2011	658	3,635	19,169	4,852	28,314
Acquisitions	—	57	191	77	325
Additions	—	56	2,054	243	2,353
Disposals	(608)	(220)	(2,081)	(1,089)	(3,998)
Foreign exchange translation effects	(50)	(253)	(1,166)	(420)	(1,889)

As of June 30, 2012	—	3,275	18,167	3,663	25,105

Accumulated depreciation
As of June 30, 2011	181	2,023	15,245	3,965	21,414
Depreciation expense	8	442	2,169	441	3,060
Disposals	(175)	(107)	(2,021)	(1,131)	(3,434)
Foreign exchange translation effects	(14)	(152)	(981)	(359)	(1,506)

As of June 30, 2012	—	2,206	14,412	2,916	19,534

Net book value as of June 30, 2012	—	1,069	3,755	747	5,571

NOTE 15    OTHER NON-CURRENT ASSETS

	For the Year Ended June 30
	2013	2012
	($ in thousands)
Other receivables	—	500
Prepayments	2,601	3,872
Deposits	178	142
Security deposits	892	771

Total other non-current assets	3,671	5,285

NOTE 16    INVENTORIES

The Company held $1.8 million and $1.5 million in inventories as of June 30, 2013 and 2012, respectively. The replacement cost of inventory is not considered to be significantly different from the amounts shown above. Inventory is stated at the lower of cost or net realizable value.

Inventory amounts written-off during the year totalled $0.3 million (2012: $0.4 million).

NOTE 17    TRADE AND OTHER RECEIVABLES

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Trade receivables	62,170	62,235
Provision for doubtful accounts	(1,241)	(2,714)

Total trade receivables, net	60,929	59,521

The amounts above include VAT receivable, which is approximately 13% on a weighted average basis. Further analysis of these financial instruments is given in Note 21 Financial Instruments—Risks and Note 22 Financial Instruments—Fair Value.

Movements on provisions for doubtful accounts were as follows:

($ in thousands)
As of June 30, 2011	4,106
Reversal of charge	(434)
Amount written off	(700)
Foreign exchange translation effects	(258)

As of June 30, 2012	2,714
Reversal of charge	(639)
Amount written off	(796)
Foreign exchange translation effects	(38)

As of June 30, 2013	1,241

NOTE 18    OTHER CURRENT ASSETS

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Other receivables	3,098	4,149
Debtor—derivatives	—	180
Accrued income	7	441
Prepayments	5,552	5,381

Total other current assets	8,657	10,151

NOTE 19    TRADE AND OTHER PAYABLES

	Company
	2013	2012
	($ in thousands)
Trade payables	3,530	2,578
Other creditors	1,451	2,463
Creditors for taxation and social security	5,481	5,258
Accruals	25,042	23,521

Total trade and other payables	35,504	33,820

NOTE 20    PROVISIONS

	Personnel Restructuring	Onerous Lease	Contingent Consideration	Others	Total
	($ in thousands)
As of June 30, 2012	1,394	1,317	9,570	1,524	13,805
Arising during the period	—	—	10,055	485	10,540
Reversed against income statement	—	—	(1,543)	(148)	(1,691)
Utilized during the period	(863)	(722)	(9,933)	(440)	(11,958)
Exchange differences	55	49	(59)	(10)	35

As of June 30, 2013	586	644	8,090	1,411	10,731

Current	586	428	6,334	1,049	8,397
Non-current	—	216	1,756	362	2,334

As of June 30, 2013	586	644	8,090	1,411	10,731

	Personnel Restructuring	Onerous Lease	Contingent Consideration	Others	Total
	($ in thousands)
As of June 30, 2011	1,749	2,139	4,744	453	9,085
Arising during the period	3,586	1,243	6,832	1,386	13,047
Reversed against income statement	(394)	(656)	—	(78)	(1,128)
Utilized during the period	(3,331)	(1,178)	(1,914)	(157)	(6,580)
Exchange differences	(216)	(231)	(92)	(80)	(619)

As of June 30, 2012	1,394	1,317	9,570	1,524	13,805

Current	1,394	710	6,510	995	9,609
Non-current	—	607	3,060	529	4,196

As of June 30, 2012	1,394	1,317	9,570	1,524	13,805

Other provisions are comprised of various different insignificant amounts. See discussion in Note 4 Acquisitions relative to contingent consideration. The contingent consideration in the table above of $10.1 million and $6.8 million arising during the current year are not included in the movement in provisions in the cash flow statement as they are noncash items for the years ended June 30, 2013 and June 30, 2012, respectively. Included in the amounts arising during the year in the contingent consideration provision is $0.5 million (2012: $0.3 million) related to the accretion of discounts initially recorded upon acquisitions.

Restructuring

The Company’s restructuring in 2012 involved the reorganization of various management and operational functions, and a second phase of the shared service center in EMEA. The restructuring in 2011 involved the reorganization of the operational structure mainly relating to hardware sales management layers, and the first phase of the shared service center, which resulted in a provision that was largely utilized in 2012. A total restructuring charge of $4.9 million was recognized in the Consolidated Income Statement for the year ended June 30, 2012. No restructuring charges have been recognized for the year ended June 30, 2013.

Onerous leases

As part of the restructuring announced in 2011, a number of the properties under operating lease became onerous. The year-end provision represents the Company’s estimate of the net cost expected to arise across the remaining life of the leases on these underutilized properties, which is between one and two years.

NOTE 21    FINANCIAL INSTRUMENTS—RISK MANAGEMENT

The Company has various financial assets including trade receivables and cash, which arise directly from its operations. The Company’s principal financial liabilities, other than derivatives, comprise of trade payables and financial accruals.

The principal risks facing the Company’s financial assets are interest rate risk, liquidity risk, foreign exchange risk and credit risk. The policy for managing these risks is set by the Board and implemented by the Company’s finance department. Certain risks are managed centrally, whilst others are managed locally following guidelines communicated by the central finance team.

The policy for each of the above mentioned risks is outlined in more detail below.

Foreign currency risk

The Company’s operations are diversified geographically and are therefore exposed to foreign currency risks primarily related to the euro, British pound and Swiss franc. Exchange risks predominantly relate to the revaluation of balances associated with intercompany transactions.

The Company operates under a transfer pricing model, where software licenses and maintenance services are sold internally to intercompany re-sellers. Such transactions are denominated in the applicable functional currency of the re-seller, therefore the Company intellectual property owner carries the exchange risk, which is recorded in the Consolidated Income Statements on settlement of the intercompany obligation.

The Company is also subject to foreign currency risk associated with customer transactions in varying currencies and cash deposits held in non-functional currencies.

The following table demonstrates the sensitivity to a reasonable change in the Company’s key currency exchange rates, with all other variables held constant, of the Company’s profit before tax and equity, due to changes in fair values of monetary assets and liabilities.

	Change in rate	Effect on result before taxes	Effect on equity
		($ in thousands)
2013
Euro	+10%	(603)	(627)
	-10%	603	627
British pound	+10%	2,572	(4,210)
	-10%	(2,572)	4,210
Swiss franc	+10%	527	—
	-10%	(527)	—

	Change in rate	Effect on result before taxes	Effect on equity
		($ in thousands)
2012
Euro	+10%	(1,859)	(605)
	-10%	1,859	605
British pound	+10%	2,787	(4,321)
	-10%	(2,787)	4,321
Swiss franc	+10%	(7)	—
	-10%	7	—

Interest rate risk

The Company utilizes both fixed and floating interest rates, and assesses the risk and reward associated with these rates when acquiring new financial assets or liabilities. The Company has no interest bearing liabilities, but is exposed to interest rate risk resulting from changes in the market interest rate on its interest bearing assets.

Assets at floating rates expose the Company to cash flow interest risks, while interest bearing assets at fixed rates expose the Company to fair value interest risk. The Company’s floating rate financial assets are based on variable bank deposit rates.

The following sensitivity analysis shows the impact on the Company of a reasonable change in the floating interest rate, which is predominantly based upon LIBOR plus an agreed premium.

The currency and the average weighted interest rate profile of the Company’s financial assets and liabilities are as follows:

Financial assets

	Floating rate		Fixed rate		Interest free assets	Total
	Rate	Balance	Rate	Balance
	($ in thousands)
2013
British pound	— %	40	— %	2,559	8,859	11,458
U.S. dollar	— %	—	0.01%	68,050	31,550	99,600
Euro	0.17%	1	0.07%	12,784	18,245	31,030
Swiss franc	— %	—	0.07%	1,004	1,428	2,432
Other	— %	1,444	3.43%	7,531	4,507	13,482

Total		1,485		91,928	64,589	158,002

2012
British pound	0.78%	521	0.28%	2,030	11,058	13,609
U.S. dollar	—%	3,560	0.46%	47,991	29,801	81,352
Euro	0.65%	5,514	0.84%	10,794	18,493	34,801
Swiss franc	0.22%	1,732	—%	—	1,434	3,166
Other	—%	1,123	2.43%	7,858	4,672	13,653

Total		12,450		68,673	65,458	146,581

Financial liabilities

Interest free liabilities
($ in thousands)
2013
British pound	5,236
U.S. dollar	18,552
Euro	3,907
Swiss franc	701
Other	1,803

30,199

2012
British pound	9,296
U.S. dollar	14,409
Euro	5,456
Swiss franc	871
Other	1,829

31,861

The following table demonstrates the sensitivity to a reasonable possible change in interest rates in each respective country, with all other variables held constant, of the Company’s profit before tax through the impact of floating rate assets and liabilities.

	Increase/ (decrease) %	Effect on result before taxes increase / (decrease)
		($ in thousands)
2013
British pound	1.00%	397
	(1.00)%	(397)
U.S. dollar	1.00%	—
	(1.00)%	—
Euro	0.50%	4
	(0.50)%	(4)
Swiss franc	0.05%	—
	(0.05)%	—

2012
British pound	1.00%	5
	(1.00)%	(5)
U.S. dollar	1.00%	36
	(1.00)%	(36)
Euro	0.50%	28
	(0.50)%	(28)
Swiss franc	0.05%	1
	(0.05)%	(1)

Liquidity risk

During 2013, the Company has implemented zero-balancing cash concentration structures in the U.S. and EMEA regions. At the close of each business day, bank accounts attached to the concentration structure are swept such that their closing balance is zero, either transferring to or drawing down from the applicable header accounts. This has strengthened the Company’s liquidity management, resulting in fewer manual intercompany cash transactions and enhanced oversight and reporting of Company cash.

The Company’s policy is to maintain sufficient cash balances of the required currencies to meet financing obligations. The central finance department monitors its risk to a local shortage of funds and considers the frequency and timing of significant cashflows accordingly.

The contractual maturities of Company financial liabilities are as follows, at June 30:

	0-90 days	90-180 days	180-360 days	360-720 days	More than 720 days	Total
	Neither past due or impaired
	($ in thousands)
2013
Trade payables	3,206	104	4	—	—	3,530
Other creditors	1,670	1	—	—	—	1,455
Accruals (financial)	17,019	18	56	31	—	17,124
Current financial liabilities	2,392	1,764	2,178	—	—	6,334
Non-current financial liabilities	—	—	—	1,756	—	1,756

Total financial liabilities	24,287	1,887	2,238	1,787	—	30,199

2012
Trade payables	1,843	688	41	4	1	2,577
Other creditors	2,827	—	79	—	—	2,906
Accruals (financial)	15,395	168	146	506	590	16,805
Current financial liabilities	1,368	2,969	2,110	—	—	6,447
Non-current financial liabilities	—	—	—	3,126	—	3,126

Total financial liabilities	21,433	3,825	2,376	3,636	591	31,861

The financial accruals reported in the table above exclude non-financial accruals in the amount of $7.9 million (2012: $6.7 million), which were included in the balance sheet amount of $25.0 million (2012: $23.5 million).

Borrowing facility

On August 11, 2011, the Company entered into a secured revolving line of credit that provides for borrowings of up to $40.0 million, and is secured by the Company’s assets, including those of subsidiaries. The revolving credit facility is subject to affirmative and negative covenants, including meeting defined EBITDA milestones, leverage and liquidity ratios. As of June 30, 2013, the Company is in compliance with these covenants. As of June 30, 2013, the Company had $39.6 million available under the revolving line of credit, after having used $0.4 million for the commitment of certain standby letters of credit in relation to facility leases. Borrowings under the revolving line of credit accrue interest at a rate equal to LIBOR plus 1.50% to 1.75% plus a base rate of 0.00% to 0.25%.

Credit risk

Cash and other short term deposits are primarily invested with global top tier commercial banks. As a consequence of the current economic environment, a risk assessment has been performed by management, including analysis of the credit quality rating of the Company’s banks, with no adverse actions resulting.

The Company is exposed to credit risks arising from sales transactions. To mitigate this, credit checks are performed on all new customers before entering into contracts. Furthermore, the Company has implemented an escalating set of securitization measures including letters of credit and bank guarantees. For certain high risk customers the risk of default is insured through various third party providers.

The overall Company debtor exposure is managed centrally and respective measures and actions are taken to proactively monitor potential new credit exposures.

The amounts recorded in the Consolidated Statement of Financial Position reflect the Company’s maximum credit risk exposure, taking into consideration any credit insurance coverage. Due to the small number of large transactions with individual customers the Company considers the possibility of a credit risk concentration low. The ages of trade and other receivables for the Company were as follows, at June 30:

	Neither past due or impaired	0-90 days	90-180 days	180-360 days	More than 360 days	Total
	($ in thousands)
2013
Trade receivables, net	50,278	10,041	425	20	165	60,929
Other receivables	1,451	4	—	2,009	189	3,653
Accrued income	7	—	—	—	—	7

Total receivables	51,736	10,045	425	2,029	354	64,589

2012
Trade receivables, net	49,306	9,475	712	24	4	59,521
Other receivables	4,261	182	8	20	1,025	5,496
Accrued income	441	—	—	—	—	441

Total receivables	54,008	9,657	720	44	1,029	65,458

Trade and other receivables of $12.9 million (2012: $11.5 million), net of provision for doubtful accounts of $1.2 million (2012: $2.7 million), were past due but not impaired. These net amounts relate to customers where there has been no history of default and are considered fully recoverable.

Finance management performs a bad debt review at each reporting period, taking into account the credit quality of customers, past payment history and current economic conditions. Overall, the credit quality of customers is considered high. The credit checks performed prior to taking on new customers are designed to ensure that this quality is upheld.

Hedging activities

The Company has a formal hedging policy and benefits from natural foreign exchange hedging. Specific high value foreign currency balances are hedged through forward contracts at the discretion of executive management and the Board of Directors.

The settlement of such contracts during the financial year gave rise to a net $0.1 million realized gain in the consolidated income statements in 2013 (2012: $0.7 million).

At June 30, 2013 the Company has one open forward contract to hedge foreign currency exposure on 9.2 million South African rand ($0.9 million) of cash deposits held in South Africa. The fair value of the forward contract at the balance sheet date represents an immaterial liability and has a maturity date of July 31, 2013.

The Company does not apply hedge accounting for these forward contracts or any other hedging activity.

Capital Management

Finance management considers share capital, share premium and retained earnings to be the capital of the Company. The primary objective with regard to capital management is to ensure that a strong credit rating and robust capital ratios are maintained in order to support the business and maximize shareholder value. Currently, operations are funded by the use of operating cash flows. The Company does not have a prior history of paying dividends and management does not anticipate making such distributions in the immediate future, rather utilizing cash to support the operate and finance the growth and development of the business. The Company was in compliance with all debt covenants at each reporting period end.

The Company also holds capital in treasury and employee benefit trusts with the primary intent to maintain its capital structure and to hold shares available for issuance to employees under stock based compensation plans.

NOTE 22    FINANCIAL INSTRUMENTS—FAIR VALUE

Categories of financial instruments

There is no significant difference between the fair value of the financial assets and liabilities of the Company and their carrying value in the accounts. This is due to management measuring forward contracts at each year end, large deposits and cash balances in stable currencies and limited exposure to financial liabilities.

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: Quoted (unadjusted) prices in active markets for identical asset or liabilities

Level 2: Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: Techniques that include inputs for the asset or liability that are not based on observable market data.

The fair value of deferred consideration has been calculated based on management’s review of underlying variables and best assessment regarding the probability of contingent events occurring.

The fair value of foreign currency forward contracts is established based on market value advice received by management from the issuing bank.

	June 30, 2013
	Total	Amortized Cost	Level 1	Level 2	Level 3
	($ in thousands)
Assets measured at fair value
Cash and cash equivalents	93,413	—	93,413	—	—
Trade and other receivables	64,589	64,589	—	—	—

Total assets measured at fair value	158,002	64,589	93,413	—	—

Liabilities measured at fair value
Trade and other payables	22,100	22,100	—	—	—
Foreign currency forward contracts	9	—	—	—	9
Contingent consideration	8,090	—	—	—	8,090

Total liabilities measured at fair value	30,199	22,100	—	—	8,099

	June 30, 2012
	Total	Amortized Cost	Level 1	Level 2	Level 3
	($ in thousands)
Assets measured at fair value
Cash and cash equivalents	81,122	—	81,122	—	—
Trade and other receivables	65,279	65,279	—	—	—
Foreign currency forward contracts	180	—	—	—	180

Total assets measured at fair value	146,581	65,279	81,122	—	180

Liabilities measured at fair value
Trade and other payables	22,288	22,288	—	—	—
Other financial liabilities	3	3	—	—	—
Contingent consideration	9,570	—	—	—	9,570

Total liabilities measured at fair value	31,861	22,291	—	—	9,570

The tables above exclude non-financial receivables of $8.9 million (2012: $9.5 million) and non-financial payables of $13.4 million (2012: $11.5 million), which are included in the Statements of Financial Position.

During the reporting period ended June 30, 2013, there were no transfers between Level 1 and Level 2 fair value measurements.

A reconciliation of fair value measurements of level 3 financial instruments is disclosed below:

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Beginning of the year	(9,390)	(5,250)
Contingent consideration payments	9,933	1,914
Fair value of contingent consideration from acquisition	(10,055)	(6,832)
Change in fair value of contingent consideration	1,542	—
Change in fair value of forward contracts	(189)	686
Foreign exchange translation effects	60	92

End of the year	(8,099)	(9,390)

NOTE 23    EMPLOYEE BENEFITS

a) Defined contribution schemes

The Company operates a number of defined contribution pension schemes on behalf of the employees of different subsidiary undertakings. The assets are held separately from those of the subsidiaries, in independently administered funds. The pension charges recognized in the Consolidated Income Statements represent contributions payable by the companies to the funds and amounted to $1.3 million (2012: $1.0 million). No contributions were outstanding at year end.

b) Defined benefit schemes

The table below shows the movements in the net defined benefit obligation across the current and prior year. Significant defined benefit schemes are operated in Switzerland, Austria, and Italy with four smaller schemes in France, United Arab Emirates, Mexico and India.

A reconciliation of the deficit on the defined benefit schemes benefits for the Company is disclosed below:

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Beginning of the period	2,259	2,958
Current service cost	629	676
Interest cost	146	182
Expected return on plan assets	(131)	(147)
Actuarial (gain)/loss	809	(393)
Contributions by Company	(712)	(290)
Effect of settlements	—	(399)
Exchange differences on foreign plans—(gain)/loss	18	(328)

End of the period	3,018	2,259

Represented by
Swiss defined benefit scheme arrangements	1,537	1,070
Austrian defined benefit scheme arrangements	993	766
Italian defined benefit scheme arrangements	280	254
United Arab Emirates defined benefit scheme arrangements	132	130
French defined benefit scheme arrangements	44	39
Mexican defined benefit scheme arrangements	38	—
Indian defined benefit scheme arrangements	(6)	—

Total	3,018	2,259

Analysis of the amount charged to operating profit
Current service cost	629	676

Analysis of the amount credited to other finance income
Expected return on pension scheme assets	(131)	(147)
Interest on pension scheme liabilities	146	182

Analysis of amount recognized in Consolidated Statements of Comprehensive Income
Actuarial (gain)/ loss	809	(393)
Exchange differences (gain)/ loss	18	(328)

Analysis of settlements
Settlements	—	(399)

Actual return on plan assets—$	355	139
Actual return on plan assets—%	8.42%	4.56%

Actuarial gains/ (losses) are charged in the Consolidated Statement of Comprehensive Income.

The cumulative actuarial loss recognized in the Consolidated Statement of Comprehensive Income upon the transition to IFRS was $0.7 million. Management is unable to determine how much of the pension scheme deficit recognized on transition to IFRS, and taken directly to equity on the Company, is attributable to actuarial gains and losses since inception of those pension schemes. Consequently, Management is unable to determine the amount of actuarial gains and losses that would have been recognized in the Consolidated Statement of Comprehensive Income before the transition to IFRS. The expected contributions payable to the schemes for the next financial year amount in total to $0.3 million (2012: $0.3 million).

History of experience of gains and losses

	Funded pension scheme—Switzerland
	2013	2012	2011	2010	2009
	($ in thousands)
Fair value of scheme assets	4,213	3,311	4,030	4,329	4,418
Present value of defined benefit obligation	(5,750)	(4,381)	(5,601)	(6,543)	(5,917)

Deficit in the scheme	(1,537)	(1,070)	(1,571)	(2,214)	(1,499)

Experience adjustments arising on plan liabilities	355	(530)	(702)	790	(425)
Experience adjustments arising on plan assets	223	(8)	133	186	(1,352)

	Other post-employment schemes—Austria
	2013	2012	2011	2010	2009
	($ in thousands)
Present value of defined benefit obligation	993	766	729	624	816
Experience adjustments arising on plan liabilities	24	129	12	—	(17)

	Other post-employment schemes—Italy
	2013	2012	2011	2010	2009
	($ in thousands)
Present value of defined benefit obligation	280	254	523	799	614
Experience adjustments arising on plan liabilities	(12)	—	—	—	(174)

Funded pension scheme—Switzerland

The most significant funded pension scheme is operated by two subsidiary undertakings in Switzerland for their employees. The scheme is managed by a corporate trustee who is accountable to the pension scheme members. Management has reviewed the terms and conditions of the scheme, in particular with regard to the mechanism for funding any deficit that might arise. Although the scheme has many of the characteristics of a defined contribution scheme, the scheme effectively includes a minimum guaranteed annuity rate, any shortfall in which the trustee would normally ask the employer to contribute.

The contributions made during the year by the Company amount to $0.6 million (2012: $0.3 million). Contribution rates in percentages of the insured salary payable by the Company vary from 5% to 20%, depending on age of the employee.

The pension cost relating to this scheme was assessed in accordance with the advice of a qualified actuary using the projected unit method. The most recent valuation, at June 30, 2013, indicated that, on the basis of service to date and current salaries, the scheme‘s assets were sufficient to meet 74% (2012: 76%) of its liabilities.

A full actuarial valuation of the defined benefit scheme was carried out in June 2013, by a qualified independent actuary, on an IAS 19 basis.

The major assumptions used by the actuary were:

	For the Year Ended June 30,
	2013	2012
Rate of increase in salaries	2.15%	1.50%
Rate of increase in pensions in payment	0.00%	0.00%
Rate of increase in mortality assumptions	0.00%	0.00%
Discount rate	2.20%	2.20%

Sensitivities regarding the principal assumptions used to measure the scheme liabilities are set out below:

Assumption	Change in Assumption	Impact on Scheme Liabilities	%
	($ in thousands)
Discount rate	1.00%	(988)	(17.20)%
	(1.00)%	1,340	23.30%
Rate of salary increases	0.50%	137	2.39%
	(0.50)%	(172)	(3.00)%
Post retirement mortality	+1 Year	82	1.42%
	-1 Year	(80)	(1.40)%

The expected contributions for the next fiscal year amount in total to $0.3 million (2012: $0.3 million).

The assets in the scheme and the expected long term rate of return are discussed below:

	For the Year Ended June 30,
	2013		2012
	Rate	Balance	Rate	Balance
	($ in thousands)
Shares	6.00%	1,452	5.88%	1,188
Bonds	1.67%	2,313	1.95%	1,791
Property	4.00%	448	3.75%	332

Total market value of assets		4,213		3,311

Present value of scheme liabilities		(5,750)		(4,381)

Deficit		(1,537)		(1,070)

The overall expected rate of return on assets is determined based on an assessment made at the beginning of the year of long-term market returns on scheme assets, adjusted for the effect on the fair value of plan assets of contributions received and benefits paid during the year. No deferred tax asset has been recognized on the pension scheme liability as its future recoverability is uncertain. A reconciliation of scheme assets is disclosed below:

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Beginning of the year	3,311	4,030
Expected return	131	147
Contributions by participants	292	277
Contributions by the Company	568	290
Benefits paid	122	(961)
Insurance premiums for risk benefits	(136)	—
Actuarial (loss)	(52)	(8)
Exchange differences on (loss)	(23)	(464)

End of the year	4,213	3,311

A reconciliation of scheme liabilities is disclosed below:

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Beginning of the year	4,381	5,601
Interest cost	97	147
Current service cost	414	478
Employee contributions	292	277
Benefits paid	122	(961)
Insurance premiums for risk benefits	(136)	—
Actuarial (gain)/ loss	593	(530)
Exchange differences (gain)	(13)	(631)

End of the year	5,750	4,381

A reconciliation of the amounts charged to the consolidated Income Statements and Consolidated Statements of Comprehensive Income are disclosed below:

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Analysis of the amount charged to operating profit
Current service cost	414	478

Analysis of other finance income
Expected return on pension scheme assets	131	147
Interest on pension scheme liabilities	(97)	(147)

Total other finance income	34	—

Analysis of amount recognized in consolidated statements of comprehensive income
Actuarial gain/ (loss)	(645)	522
Exchange differences gain/ (loss)	(10)	167

Other post-employment schemes—Austria

The Company operates an end of service scheme for its current employees, which meets the definition of a defined benefit scheme under IAS 19. The benefits are based on the remuneration and the years of service. The principal actuarial assumptions used were as follows:

	For the Year Ended June 30,
	2013	2012
Discount rate	3.25%	4.00%
Salary increase	2.50%	2.50%

The amounts included in the Consolidated Statements of Financial Position are as follows:

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Beginning of the year	766	729
Expense recognized in consolidated income statements	75	75
Actuarial loss	124	129
Settlement	—	(63)
Exchange differences (gain)/ loss	28	(104)

End of the year	993	766

A reconciliation of the amounts charged to the consolidated Income Statements and Consolidated Statements of Comprehensive Income are disclosed below:

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Analysis of the amount charged to operating profit
Current service cost	43	40

Analysis of other finance income
Interest on pension scheme liabilities	32	35

Analysis of amount recognized in consolidated statements of comprehensive income
Actuarial (loss)	(124)	(129)
Exchange differences gain/ (loss)	(28)	105

Other post-employment schemes—Italy

The Company recognizes a liability in respect of a post-employment benefit plan in Italy for employee termination indemnities (TFR). The benefits, which become payable on departure of the employee, accrue after each year of service and are based upon the remuneration received in that year. The amount payable is increased each year by inflation. Due to changes introduced by Italy’s Finance Act, benefits accruing after January 1, 2007 are treated as defined contributions and accounted for accordingly. Benefits that arose prior to January 1, 2007 are treated as defined benefits and therefore accounted for in accordance with the provisions of IAS 19 for this type of plan. The principal actuarial assumption used was as follows:

	For the Year Ended June 30,
	2013	2012
Inflation rate	2.00%	1.00%

The amounts included in the Consolidated Statements of Financial Position are as follows:

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Beginning of the year	254	523
Expense recognized in consolidated income statement	91	113
Actuarial (gain)	(12)	—
Employer direct benefit payments	(62)	—
Settlement	—	(332)
Exchange differences (gain)/ loss	9	(50)

End of the year	280	254

A reconciliation of the amounts charged to the consolidated Income Statements and Consolidated Statements of Comprehensive Income are disclosed below:

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Analysis of the amount charged to operating profit
Current service cost	83	113

Analysis of other finance income
Interest on pension scheme liabilities	8	—

Analysis of amount recognized in consolidated statements of comprehensive income
Actuarial gain	12	—
Exchange differences gain/ (loss)	(9)	50

NOTE 24     SHARE CAPITAL

The equity share capital of the Company is as follows:

	Issued, called up and fully paid
	Shares	$ in thousands
As of June 30, 2011	93,422,120	4,240
Issued under option scheme	576,358	24

As of June 30, 2012	93,998,478	4,264
Issued under option scheme	708,415	26

As of June 30, 2013	94,706,893	4,290

In 2006, the shareholders authorized 132 million ordinary shares, equating to a share capital value of $6.0 million.

Par value per share amounts to 2.5 British pence (p). There is one class of ordinary share in issue. Each ordinary share ranks pari passu with regards to income, voting rights and return of capital on a winding up or otherwise. The holders of each ordinary share shall be entitled to receive dividends or profits or assets on a winding up in proportion to the amounts paid up, or credited as paid up, on such ordinary shares. The holders of each ordinary share shall be entitled to one vote at any general meeting, and on a poll, every holder of an ordinary share shall have one vote for every share. There are no restrictions on the transfer of fully paid securities contained in the articles of association.

The consideration received upon the issuance of shares following the exercise of options was $1.9 million (2012: $1.4 million). All shares rank pari passu, with the exception of shares held by the ESOP, which rank pari passu only upon exercise.

The number of outstanding shares of the Company is as follows:

Outstanding shares at June 30, 2011	83,847,263
Issued under option and LTIP scheme	576,358
Repurchase of shares to be held by the EBT	(734,345)

Outstanding shares at June 30, 2012	83,689,276
Issued under option and LTIP scheme	708,415
Issued under option and LTIP scheme with EBT shares	812,045
Repurchase of shares to be held by the EBT	(210,000)

Outstanding shares at June 30, 2013	84,999,736

The following describes the nature and purpose of the reserve balances:

Reserve	Description and purpose
Share premium account	Amount subscribed for share capital in excess of nominal value.

Currency translation adjustment	Gain/ (loss) arising on the retranslation of foreign operations’ net assets into U.S. Dollars.

Merger reserve	Reserve arising on consolidation to reflect the fair value of shares issued as consideration for acquisitions where the shares were recorded at nominal value.

Reserve	Description and purpose
Treasury shares	Weighted average cost of Kofax plc shares held by the Company. At June 30, 2013 the Company held 5,068,374 shares in treasury (2012: 5,068,374).

Employee benefit shares	Weighted average cost of Kofax plc shares held by the Company’s trusts. At the year end, the Company’s trusts held 4,638,783 shares (2012: 5,240,828 shares).

Retained earnings	Cumulative net gains and losses recognized in the Consolidated Income Statement and in the Consolidated Statement of Comprehensive Income, excluding those items recognized in other reserves.

NOTE 25     SHARE-BASED PAYMENTS

Share option scheme

The Company operates an equity-settled share-based remuneration scheme, granting at its discretion share options of the Company to executive Directors, management and certain other employees.

The exercise price of the options is equal to the market price of the underlying shares on the date of grant. Vesting is dependent on the employee remaining in continued employment over the stipulated vesting period. Options vest and are exercisable after one year from the date of grant with 6.25% vesting each three months thereafter, until fully vested after four years and expire ten years from the date of grant, if unexercised.

The fair value of share options granted is estimated at the date of the grant using the Black-Scholes pricing model, taking into account the terms and conditions upon which the share options were granted.

Including the options granted to the Directors, the following options over ordinary shares (denominated in British pence) have been granted to employees of the Company and remain outstanding at June 30, 2013:

	For the Year Ended June 30,
	2013		2012
	Weighted average exercise prices	Shares	Weighted average exercise prices	Shares
Beginning of the year	205p	6,433,601	193p	6,957,154
Granted during the year	286p	323,900	286p	627,000
Exercised during the year	174p	(918,009)	164p	(556,608)
Forfeited during the year	246p	(453,730)	184p	(593,945)

End of the year	211p	5,385,762	205p	6,433,601

Of the total number of options outstanding at the end of the year, 4.3 million (2012: 4.1 million) had vested and were exercisable at the end of the year at an average exercise price of 195p (2012: 186p). During the year 10,000 options expired (2012: 4,000). The weighted average share price (at the date of exercise) of options exercised during the year was 294p (2012: 292p).

The exercise price of options outstanding at the end of the year ranged between 134p and 487p (2012: between 88p and 487p). The weighted average remaining contractual life is 6.2 years (2012: 7.0 years). The weighted average fair value of each option granted during the year was 114p (2012: 98p).

The following table presents the options outstanding as of the end of the each year presented:

	For the Year Ended June 30,
Exercise Price (p)	2013	2012
	(Number of shares)
50p – 99p	—	8,000
100p – 149p	1,908,442	2,567,132
150p – 199p	964,420	1,076,469
200p – 249p	817,275	1,565,400
250p – 299p	1,128,225	569,600
300p – 499p	567,400	647,000

Total	5,385,762	6,433,601

The determination of fair value using the Black-Scholes model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and projected employee stock option exercise behaviours. Stock options granted during 2013 and 2012 were valued using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the Year Ended June 30,
	2013	2012
Option pricing model used	Black-Scholes	Black-Scholes
Weighted average share price at date of grant	286p	286p
Weighted average exercise price	286p	286p
Expected volatility	43.5%	43.0%
Expected dividend yield	0.0%	0.0%
Risk-free interest rate	1.0%	1.1%
Expected option life	5.2 years	5.2 years

Expected volatility was determined taking into account historic volatility of the Company’s share price.

Long Term Incentive Plan (LTIP)

Under the Kofax plc 2007 Long Term Incentive Plan grants are awarded to senior executives at the discretion of the Remuneration Committee. The shares vest after three years, contingent on the successful achievement of the following performance criteria:

(a)	Continued employment of three years after the effective date of the award,

(b)	50% on the attainment of revenue goals, and

(c)	50% on the achievement of earnings target goals, as defined.

The fair value of the LTIP award is based on the market share price at grant date, with the number of shares included in the measurement of the charge reassessed each reporting period to reflect management’s best estimate of non-market performance criteria achievement. The fair value also assumes no dividends.

	For the Year Ended June 30,
	2013		2012
	Weighted average exercise prices	Shares	Weighted average exercise prices	Shares
Beginning of the year	224p	2,538,044	195p	2,022,396
Granted during the year	271p	1,263,956	271p	855,000
Awarded during the year	187p	(266,471)	160p	(171,425)
Forfeited during the year	313p	(250,000)	178p	(167,927)

End of the year	241p	3,285,529	224p	2,538,044

The market value of outstanding LTIP awards at grant date ranged between 146p and 468p (2012: between 146p and 468p). The weighted average remaining vesting period of outstanding shares is 1.2 years (2012: 1.3 years).

Share-based payment expense recognized for employee services received during the year is shown in the following table:

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Expense arising from share option scheme	515	1,204
Expense arising from LTIP	836	2,669
Expense arising from employee benefit shares	42	32

Total share-based payment expense	1,393	3,905

Share-based payment expense recognized by functional line in the Consolidated Income Statements is as follows:

	For the Year Ended June 30,
	June 30, 2013	June 30, 2012
	($ in thousands)
Cost of maintenance services	14	—
Cost of professional services	28	33
Research and development	274	348
Selling and marketing	579	1,494
General and administrative	498	1,918
Acquisition-related costs	—	112

Total share-based payment expense	1,393	3,905

NOTE 26    SHARE BUY BACK

During the year ended June 30, 2013 and June 30, 2012 the Kofax Employee Share Trust (the Trust) purchased a total of 210,000 and 734,345 ordinary shares of the Company in the open market at an average price of 280.25 and 244.34 pence per share, respectively. Following these purchases, 4,638,783 and 4,156,337 shares are held by the Trust and are included in EBT in the Consolidated Statement of Financial Position as of June 30, 2013 and June 30, 2012, respectively.

At June 30, 2013 and June 30, 2012, the Company held a total of 5,068,374 ordinary shares in treasury, and the Company had additional 89,638,519 and 88,930,104 ordinary shares in issue out of treasury as of June 30, 2013 and June 30, 2012, respectively.

NOTE 27    ANALYSIS OF NET FUNDS

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Cash in hand, at bank	92,084	79,881
Short-term deposits	1,329	1,241

Total cash and cash equivalents	93,413	81,122

Total cash and cash equivalents of $93.4 million (2012: $81.1 million) are shown on the Statement of Financial Position.

NOTE 28    LEASES

Operating leases

The Company leases the majority of its property and equipment in various countries. The terms of building leases vary from country to country, with rent reviews between one and seven years, and many lease contracts have break clauses. The terms of other operating lease contracts are between one and three years. Future minimum operating lease payments are due as follows:

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Not later than one year	7,690	6,661
Later than one year but not later than five years	13,194	14,155
Later than five years	465	745

Total operating lease payments	21,349	21,561

Total future operating lease payments relating to leased buildings amounts to $21.2 million (2012: $21.2 million). The Company has no finance leases.

NOTE 29    RELATED PARTY TRANSACTIONS

Total compensation paid to key management personnel:

	For the Year Ended June 30,
	2013	2012
	($ in thousands)
Short-term employee benefits	1,893	2,351
Post-employment pension benefits	4	4
Share-based payments	193	1,290

Total compensation paid to key management personnel	2,090	3,645

The post-employment benefits amount shown above represents contributions to defined contribution and defined benefit schemes. Given their authority level combined with delegation of key decision making to the Board, the Company does not consider any non-Director members of the executive management team as key management personnel as defined in IAS 24 and therefore are not considered related parties.

Directors’ interests

The beneficial interests of the current Directors and their families in the issued share capital of the Company are in total number of shares as follows:

	For the Year Ended June 30,
	2013	2012
	(Number of shares)
Beneficial interests in issued share capital	17,878,332	17,846,322

Directors’ interests in share options and LTIP’s

Directors of the company held 649,000 LTIP shares as of June 30, 2013 and June 30, 2012, of which 649,000 vested during the period ended June 30, 2013 and 50,000 LTIP shares were granted during the period ended June 30, 2012. Based upon performance criteria, shares become subject to release three years after their issuance. Market prices on the date of grant of the shares were between 146p and 300p at the grant dates.

Directors of the company held 1,950,000 share options as of June 30, 2013 and June 30, 2012; no options were granted during the each period. No share options lapsed during the periods. The exercise periods are between 2011 and 2020 with exercise prices of the shares between 146p and 240p.

NOTE 30    CONTINGENT LIABILITIES

There are no material pending or threatened lawsuits against the Company except for one filed November 29, 2012 in which the Company was named as a defendant in a lawsuit filed by Scan EMEA Holding GmbH in Zurich, Switzerland, alleging that the Company breached its contract with Scan EMEA Holding GmbH in connection with the January 2011 agreement to sell the Company’s hardware business. The Company has assessed the merits of the lawsuit, believes it cannot reasonably be expected to have a material adverse effect on its business, results of operations or financial condition and intends to vigorously litigate this matter and to take other actions available to it to mitigate any potential loss. Concurrent with filing the lawsuit Scan EMEA withheld €1.5 million of the final €2.0 million payment associated with their purchase of the Company’s hardware business. The Company received the €0.5 million during 2013 and is included in investing activities in the Consolidated Statement of Cash Flows.

NOTE 31    SUBSEQUENT EVENTS

Acquisition of Kapow

On July 31, 2013, the Company acquired 100% of the shares of Kapow Technologies Holdings, Inc. (Kapow), a company incorporated in the United States, specializing in data integration software. The Company believes Kapow’s software will greatly simplify Kofax’s ability to integrate smart process applications with third party software for content import and export purposes as well as data validation during a business process. In addition, the Company believes it will significantly strengthen Kofax’s ability to penetrate the emerging electronic content transformation segment of the multichannel capture market, and is highly complimentary to the recent acquisition of Altosoft’s business intelligence and analytic products. The acquisition will be accounted for using the acquisition method.

Below we provide provisional information on the acquisition. The valuation had not been completed by the date the financial statements were approved for issue by management. Full information on the acquisition of Kapow will be disclosed in the Company’s annual financial statements for the year ending June 30, 2014.

Provisional Fair Value
($ in thousands)
Net assets acquired	2,875
Intangible assets, including goodwill	44,625

Total consideration	47,500

Satisfied by:
Cash outflow at time of closing	40,375
Deferred consideration	7,125

Total consideration	47,500

The provisional goodwill of $44.6 million includes the value of acquired technologies, and expected synergies arising from the acquisition and workforce, which is not separately recognizable. None of the goodwill is expected to be deductible for tax purposes.

The Financial Statements of the Company for the year ended June 30, 2013 were authorized for issue by the Board of Directors on September 3, 2013, and the Statements of Financial Position were signed on behalf of the Board by Greg Lock, Reynolds Bish and James Arnold, Jr.

Kofax Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Kofax Limited

We have audited the accompanying statements of financial position of Kofax Limited as of June 30, 2013 and 2012. These statements of financial position are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements of financial position based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial position are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial position referred to above present fairly, in all material respects, the financial position of Kofax Limited at June 30, 2013 and 2012 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

/s/ Ernst & Young LLP

Reading, United Kingdom

September 3, 2013

Kofax Limited

Statements of Financial Position

U.S. dollars

	At June 30, 2013	At June 30, 2012
Assets
Subscription receivable	$1	$1

Liabilities
Total Liabilities	—	—

Net assets	$1	$1

Capital and reserves
Share capital	$—	$—
Share premium	1	1

Shareholder’s equity	$1	$1

Kofax Limited

Notes to Statements of Financial Position

Note 1    Organization

Kofax Limited (Kofax Bermuda), formed on June 23, 2011, was established to serve as the parent company of Kofax plc.

Since Kofax Bermuda’s formation on June 23, 2011, there has been no operating activity. Kofax Bermuda’s sole member is Bradford Weller, Executive Vice President of Legal Affairs, General Counsel and Company Secretary of Kofax plc.

Note 2    Basis of Preparation

Kofax Bermuda’s statements of financial position have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Separate statements of operations and comprehensive income, changes in equity and cash flows have not been presented because Kofax Bermuda had no activity.

The financial statements have been presented in U.S. dollars, as that will be the reporting currency of the Kofax Bermuda following the Migration.

Note 3    Member Equity

Kofax Bermuda issued one share on June 23, 2011 with a nominal value of $1.

2,000,000 Common Shares

Kofax Limited

Prospectus

Craig-Hallum Capital Group

December 5, 2013

Until 25 days after the date of this prospectus, all dealers that buy, sell, or trade the common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.